Filed Pursuant to Rule 424(b)(1)
Registration No. 333-138992

Prospectus

7,000,000 Shares of Common Stock

We are a self-administered real estate investment trust for federal income tax purposes. We focus on limited-service lodging and currently own 86 hotels in 19 states and have entered into agreements to acquire seven additional hotels.

We are offering 7,000,000 shares of our common stock, par value $.01 per share. Our common stock trades on the Nasdaq Global Market under the symbol “SPPR.” On December 18, 2006, the last reported sale price of our common stock was $6.84 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 14 of this prospectus for a description of various risks that you should consider in evaluating an investment in our common stock.

	Per Share	Total
Public offering price	$ 6.70	$46,900,000

Underwriting discount	$0.38525	$ 2,696,750

Proceeds, before expenses, to us	$6.31475	$44,203,250

The underwriters have a 30 day option to purchase up to 1,050,000 additional shares of our common stock from us on the same terms set forth above to cover over-allotments, if any.

In part so that we can continue to qualify as a “real estate investment trust” under the federal income tax laws, our articles of incorporation generally do not permit anyone to own more than 9.9% of our outstanding common stock. This limitation and other limits on who can own our common stock are described in this prospectus under “Description of Capital Stock and Certain Material Provisions of Virginia Law, Our Charter and Bylaws—Restrictions on Ownership and Transfer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock on or about December 22, 2006.

ROBERT W. BAIRD & CO.

JMP SECURITIES

FERRIS, BAKER WATTS INCORPORATED

ANDERSON & STRUDWICK INCORPORATED

December 18, 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospectus may have changed since those dates.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that are “forward-looking” in that they do not discuss facts but instead note future expectations, projections, intentions or other items relating to the future.

Forward-looking statements, which are generally prefaced by the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the “Risk Factors” section of this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” and our financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, before you make your investment decision. References to “we”, “our”, “us” and “our company” refer to Supertel Hospitality, Inc., including, as the context requires, its direct and indirect subsidiaries. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase 1,050,000 additional shares.

Our Company

We are a self-administered real estate investment trust, or REIT, focused on owning limited service hotels. We currently own 86 hotels in 19 states containing an aggregate of 6,685 rooms and we have entered into agreements to acquire seven additional hotels with 560 rooms. Our senior management team has an average of 15 years experience in the hospitality industry. Our executive officers and directors collectively own approximately 25% of our outstanding common stock.

The following tables set forth certain operating information for 85 hotels by franchise affiliation and by state location for the nine months ended September 30, 2006 and 2005. Revenue per room, or RevPAR, is determined by dividing room revenue by available rooms for the applicable period and ADR is the average daily rate for a room.

			Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005
	No. of Hotels	No. of Rooms	RevPAR	Occupancy	ADR	RevPAR	Occupancy	ADR
Franchise Affiliation
Super 8®	45	3,078	$28.81	62.5%	$46.06	$27.73	60.4%	$45.89
Comfort Inn/Comfort Suites®	21	1,629	48.64	69.3%	70.17	47.90	72.5%	66.06
Hampton Inn®	3	217	58.31	72.8%	80.05	48.13	68.4%	70.33
Holiday Inn Express®	3	176	49.86	71.0%	70.20	46.20	66.5%	69.44
Sleep Inn®	1	90	51.87	79.4%	65.36	43.98	82.1%	53.58
Days Inn®	1	59	37.72	63.1%	59.79	35.53	63.3%	56.12
Ramada Limited®	1	73	49.81	67.6%	73.66	44.92	73.3%	61.31
Guest House Inn®	1	63	37.03	51.7%	71.60	35.76	61.2%	58.43

Unaffiliated
Savannah Suites(1)	6	934	17.23	72.1%	23.91	—	—	—
Supertel Inn	3	202	35.77	47.3%	75.69	55.64	75.0%	74.22

Portfolio	85	6,521	$36.82	65.1%	$56.58	$34.70	64.1%	$54.11

			Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005
State	No. of Hotels	No. of Rooms	RevPAR	Occupancy	ADR	RevPAR	Occupancy	ADR
Iowa	14	812	$30.05	66.7%	$45.04	$28.93	65.3%	$44.29
Nebraska	10	836	27.28	58.7%	46.44	24.36	55.6%	43.78
Kansas	8	604	31.65	64.6%	49.03	29.78	62.9%	47.38
Missouri	7	454	26.85	59.8%	44.91	25.82	57.2%	45.12
Wisconsin	7	424	37.14	67.3%	55.18	34.29	61.1%	56.13
Virginia	6	378	42.59	71.6%	59.45	43.30	74.3%	58.26
Georgia(1)	5	764	18.00	71.7%	25.10	—	—	—
Indiana	5	458	54.59	69.7%	78.32	—	—	—
Florida	4	256	55.96	64.2%	87.16	54.28	70.8%	76.70
Pennsylvania	4	273	49.39	66.0%	74.83	49.14	68.0%	72.25
Kentucky	3	270	39.46	67.9%	58.12	40.24	65.0%	61.85
Arkansas	2	132	29.16	58.1%	50.22	30.24	60.3%	50.13
North Carolina	2	198	37.83	61.4%	61.66	35.07	58.0%	60.51
Tennessee	2	180	39.89	59.1%	67.55	46.07	74.9%	61.52
West Virginia	2	131	53.16	80.7%	65.85	51.27	81.2%	63.17
Delaware	1	64	67.59	71.7%	94.27	64.72	77.0%	84.09
Maryland	1	60	57.05	63.5%	89.83	54.30	68.5%	79.23
South Carolina	1	170	13.80	73.7%	18.72	—	—	—
South Dakota	1	57	28.17	63.6%	44.33	27.24	60.0%	45.38

Portfolio	85	6,521	$36.82	65.1%	$56.58	$34.70	64.1%	$54.11

(1)	On November 16, 2006, we purchased a seventh Savannah Suites hotel, with 164 rooms, in Atlanta, Georgia.

In addition to the hotels described above, we have entered into agreements to acquire seven hotels with 560 rooms in six states for an aggregate purchase price of approximately $28.14 million. The purchase agreements are subject to customary closing conditions including inspections (i.e., property and title surveys, environmental surveys and appraisals), accuracy of representations and warranties and compliance with covenants and obligations under the purchase agreements.

The following table sets forth certain operating information for our entire hotel portfolio for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005 and 2004.

	Nine Months Ended September 30,			Year Ended December 31,
	2006	2005	% Change	2005	2004	% Change
ADR	$56.58	$54.11	4.6%	$54.00	$52.59	2.7%
Occupancy	65.1%	64.1%	1.6%	62.4%	62.1%	0.5%
RevPAR	$36.82	$34.70	6.1%	$33.68	$32.64	3.2%

In 1993, Supertel Hospitality, Inc. was formed as a corporation focused on the acquisition and development of Super 8® hotels. In 1994, Humphrey Hospitality Trust, Inc. was formed as a REIT focused on owning limited service hotels. In 1999, Supertel Hospitality was merged into Humphrey Hospitality Trust, Inc. and thereafter until May 2005 the combined companies operated as a REIT under the name “Humphrey Hospitality Trust, Inc.” In May 2005, we changed our name from “Humphrey Hospitality Trust, Inc.” to “Supertel Hospitality, Inc.”

Recent Developments

In December 2005, we issued 1,521,258 shares of Series A Convertible Preferred Stock at $10.00 per share. Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, into 1.77 shares of our common stock. Until converted, the Series A Preferred Stock is entitled to receive cumulative preferred dividends of $.80 per share annually.

In January 2006, we acquired a 40-room Super 8® hotel in Clarinda, Iowa; in May 2006, we acquired a 145-room Comfort Inn® Conference Center in Erlanger, Kentucky located near the Cincinnati/Northern Kentucky International Airport;

and in June 2006, we opened our 41-room Supertel Inn and Conference Center in Creston, Iowa, which we developed. Each of these hotels were acquired or developed with borrowings under our existing credit facilities.

On August 18, 2006, we purchased six Savannah Suites extended stay hotels for a purchase price of $27.65 million, and on November 16, 2006, we purchased a seventh Savannah Suites hotel in Atlanta Georgia for $5.35 million. We financed the purchases with borrowings from a new term loan and bridge loan and our existing credit facilities. The hotels are located in: Atlanta, Georgia, Jonesboro, Georgia; Chamblee, Georgia; Augusta, Georgia; Savannah, Georgia; Stone Mountain, Georgia and Greenville, South Carolina. The seven Savannah Suites hotels have a total of 1,098 suites.

On October 26, 2006, we entered into an agreement to purchase two independent hotels, having an aggregate of 92 rooms, for $4.14 million. The hotels are located in Neosho, Missouri and Jane, Missouri. We intend to fund the purchase price of these hotels through our existing credit facilities and other lending sources. The purchase of the hotels is expected to be completed in December 2006.

On November 10, 2006, we entered into an agreement to acquire four Super 8 hotels and one Comfort Inn hotel, having an aggregate of 468 rooms, from MOA Hospitality, Inc, which we refer to throughout this prospectus as the Motels of America portfolio, for a purchase price of $24 million. These hotels are located in: Columbus, Georgia; Boise, Idaho; Terre Haute, Indiana; Ellsworth, Maine; and Billings, Montana. The purchase of the Motels of America portfolio is expected to be completed during December 2006. We intend to finance the purchase of the Motels of America portfolio through existing credit facilities, a bridge loan and a term loan.

The purchase agreements are subject to customary closing conditions including inspections (i.e., property and title surveys, environmental surveys and appraisals), accuracy of representations and warranties and compliance with covenants and obligations under the purchase agreements. None of our pending acquisitions of hotels are conditioned on the successful completion of this offering.

Our Strategies

Acquisition Strategy

We seek to acquire:

■	nationally or regionally franchised hotels in locations with relatively high demand for rooms, relatively low supply of competing hotels and significant barriers to entry into the hotel business, such as a scarcity of suitable hotel sites or zoning restrictions;

■	hotels which could benefit from new management, a new marketing strategy and association with a national franchisor;

■	hotels which could benefit significantly from renovations; and

■	hotels in attractive locations that could benefit by changing franchises to a grade that is more appropriate for the location and clientele.

Our organizational documents do not limit the types of investments we can make; however, our intent is to focus primarily on midscale without food and beverage and economy, including economy extended-stay hotel properties.

Internal Growth Strategy

We seek to grow internally through improvements to our hotel operating results, principally through increased occupancy and average daily rates, and through reductions in operating expenses. As a REIT, we are required to distribute 90% of our REIT taxable income as dividends to our stockholders each year. Thus, internally generated cash flow will principally be used to pay dividends and any residual cash flow, together with cash flow from external financing sources, may be used to fund ongoing capital improvements, including furniture, fixtures and equipment, to our hotels and to meet general corporate and other working capital needs.

Development Strategy

Subject to market conditions and the availability of financing, we may selectively develop new, limited-service hotel properties. We are interested in sites that offer the potential to attract a diverse mix of market segments, such as business travel and tourism.

Our development site selection criteria include some or all of the following characteristics:

■	urban or resort locations with relatively high demand for rooms, a relatively low supply of competing hotels and significant barriers to entry in the hotel business;

■	areas that have strong industrial bases with the potential for future growth;

■	communities with state or federal installations, colleges or universities; and

■	sites that currently have an aging hotel presence.

The above criteria describe the basic characteristics that we look for prior to committing to the development of a new hotel. Sites that are selected may have some or all of the market characteristics described above, as well as characteristics that are not specifically described herein. Sites selected by us will not necessarily possess all of these characteristics.

Disposition Strategy

We may undertake the sale of one or more hotels from time to time in response to changes in market conditions, our current or projected return on our investment or other factors which our board of directors deems relevant. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. The proceeds from the sale of these hotels were used primarily to repay existing debt. We did not sell any hotels in 2005 and currently do not plan to sell any hotels in 2006. None of our hotels currently are classified as held for sale.

Financing Strategy

We intend to meet our short-term liquidity needs through borrowings on our revolving credit facilities and net cash provided by operations. We expect to meet our long-term liquidity needs through long-term secured and unsecured borrowings and the issuance of additional securities. In determining the source of capital to meet our long-term liquidity needs, we evaluate our level of indebtedness and leverage ratio, our cash flow expectations, the state of the capital markets, interest rates and other terms for borrowing, and the relative timing considerations and costs of borrowing or issuing additional securities. Our long-term debt includes our revolving credit facilities and our long-term secured borrowings. We seek to maintain a stabilized leverage ratio in the range of 40% to 55% of long-term debt to our aggregate investment in our properties. Our strategy in financing acquisitions is to borrow 60% to 75% of the acquisition through advances from our revolving credit facilities or through long-term secured borrowings. The leverage ratio of the long-term debt secured by our properties declines through scheduled principal installment payments or refinancings which permits us to maintain our overall goal of 40% to 55% range of long-term debt to our aggregate investment in properties. Our leverage ratio was 51% as of September 30, 2006. Our aggregate investment in properties consists of our cost of acquisition and development before depreciation. We prefer fixed rates of interest for our long-term secured financing; however, if at the time of financing we believe that fixed rates of interest will decline within two or three years thereafter, we may borrow funds with floating rates of interest and later refinance the debt when we believe fixed rates of interest are more favorable.

Our debt covenants with certain of our lenders generally require us to maintain minimum debt service coverage ratios of 1.15:1 to 1.5:1, and loan-to-value ratios that do not exceed the range of 55% to 65%.

Competitive Strengths

We believe we distinguish ourselves from other owners and acquirors of limited service hotel properties through our competitive strengths, which include:

Experienced Management Team. We believe the extensive hotel industry experience of our senior management team will enable us to effectively implement our business strategies. Our senior management team of Paul Schulte and

Donavon Heimes has a combined 30 years of hotel industry experience, including extensive experience in lodging, real estate and related service industries, including hotel asset management, acquisitions, mergers, dispositions, development, redevelopment and financing.

Proven Acquisition Capability. Our senior management team has established a broad network of hotel industry contacts and relationships, including relationships with limited service hotel owners, financiers, operators, commercial real estate brokers and other key industry participants. These industry relationships have provided us with valuable sources of potential hotel property investment opportunities. We believe that our ability to quickly identify, negotiate, finance and consummate acquisitions has positioned us as a preferred buyer of limited service hotel properties.

Growth-Oriented Capital Structure. Upon completion of, and application of the net proceeds from, this offering and the closing of the acquisitions of the Motels of America portfolio, on a pro forma basis we will have approximately $111.4 million in debt, representing a leverage ratio of approximately 41% of our pro forma total investments at September 30, 2006. We have a $22 million revolving credit facility with Great Western Bank, a $3 million revolving credit facility with BankFirst and a $2.35 million revolving credit facility with Wells Fargo Bank National Association. We intend to use approximately $26.98 million of the proceeds from this offering to repay our outstanding indebtedness under these credit facilities. Additionally, we intend to use approximately $8.42 million of the proceeds from this offering to repay outstanding indebtedness under a note and bridge loan we entered into in connection with the acquisition of hotels, and approximately $7.1 million to repay indebtedness we expect to incur in acquiring the Motels of America portfolio. Amounts repaid under our revolving credit facilities may be reborrowed. We intend to use the remaining net proceeds of approximately $1.3 million for general corporate purposes. We maintain a target leverage ratio of 40% to 55% of our aggregate property investment.

Summary Risk Factors

See “Risk Factors” beginning on page 14 for certain risk factors relevant to an investment in our common stock, including, among others:

■	We cannot assure you that we will qualify, or remain qualified, as a REIT.

■	If we are unable to complete the acquisitions of the Motels of America portfolio and the two additional hotels we have under contract in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments. These delays could result in our future operating results not meeting expectations and adversely affect our ability to make distributions to our stockholders.

■	Substantially all of our hotel properties are managed by Royal Host Management, Inc., or Royal Host Management. As a result, our success is dependent in large part on the success of Royal Host Management in managing our hotels. Even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory RevPar and operating profits, we may not have sufficient rights under our hotel management agreements to enable us to force the hotel management company to change its method of operation of our hotel properties.

■	Failure of the hotel industry to continue to improve may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

■	We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

■	Our hotel management agreements require us to bear the operating risks of our hotel properties. Our operating risks include decreased hotel revenues and increased operating expenses. Any decreases in hotel revenue and increased operating expenses may have a material adverse impact on our earnings and cash flow.

■

Upon completion of this offering and application of the net offering proceeds, on a pro forma basis we will have approximately $111.4 million in debt outstanding. Future debt service obligations may adversely affect our operating results, require us to liquidate our properties, jeopardize our tax status as a REIT or limit our ability to make distributions to our stockholders. Additionally, if we were to default on our secured debt in the future, the loss of any property securing the debt would adversely affect our ability to satisfy other financial obligations.

■	Our hotel properties are and will continue to be subject to various operating risks common to the hotel industry. Competition for acquisitions, the seasonality of the hotel industry, our investment concentration in a particular segment of the real estate industry and the need for capital expenditures could harm our future operating results and adversely affect our ability to make distributions to our stockholders.

■	Recent economic trends, the military action in Afghanistan and Iraq and the possibility of future terrorist acts and military action have adversely affected the hotel industry generally, and similar future events could adversely affect the industry in the future.

■	Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

■	Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties in our portfolio in response to changing economic, financial and investment conditions, may be limited. In addition, because our hotel management agreements may require us to pay termination fees upon sale of a hotel, our ability to sell our hotel properties may be further limited.

■	Provisions of our charter and bylaws may limit the ability of a third party to acquire control of our company, which may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders’ best interests.

■	If we fail to qualify for or lose our status as a REIT, we would be subject to federal income tax on our taxable income, reducing amounts available for distribution to our stockholders.

■	As a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. In the event of future downturns in our operating results and financial performance or the need for unanticipated capital improvements to our hotel properties, we may be unable to declare or pay distributions to our stockholders.

Our Industry Segments

Our Super 8, Savannah Suites, Supertel Inn, Guest House Inn and Days Inn hotels are classified as “economy” hotels. Our Comfort Inn, Comfort Suites, Hampton Inn, Holiday Inn Express, Sleep Inn and Ramada Limited hotels are classified as “midscale without food and beverage” hotels. We refer to our entire portfolio as limited service hotels. As of September 30, 2006, 56 of our properties, representing 65.9% of our portfolio, 66.5% of our rooms and 48.9% of our year-to-date hotel revenue, were in the economy segment and 29 properties representing 34.1% of our portfolio, 33.5% of our rooms and 51.1% of our year-to-date hotel revenue were in the midprice without food and beverage segment.

Our Tax Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended on December 31, 1994. We believe that we have operated and will continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our stockholders. Our ability to continue to qualify as a REIT will depend upon our satisfaction of various operational and organizational requirements, including requirements related to the nature of our assets, the sources of our income, the diversity of our stock ownership and the distributions to our stockholders, including a requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates (up to 35%) as well as state and local taxes. Even if we qualify as a REIT, we may be subject to some federal, state, local and foreign taxes on our income and property. Our taxable REIT subsidiary, or TRS, is fully subject to corporate income tax as a C corporation on its earnings.

In order to continue to qualify as a REIT, our income must come primarily from “rents from real property,” mortgage interest and real estate gains. Qualifying “rents from real property” includes rents from interests in real property, certain charges for services customarily rendered in connection with the rental of real property, and a limited amount of rent attributable to personal property that is leased under, or in connection with, a lease of real property. However, operating revenues from a hotel property are not qualifying “rents from real property.” Therefore, we generally must lease our hotel properties to another party from whom we will derive rent income that will qualify as “rents from real property” under the REIT rules. Accordingly, we generally will lease each of our hotels to a taxable TRS lessee. Each TRS lessee pays rent to us that generally should qualify as “rents from real property,” provided that an “eligible independent contractor” operates and manages each hotel property on behalf of the TRS lessee. We lease each of our hotel properties to TRS Leasing, Inc., or TRS Lessee, which is a TRS that is indirectly wholly-owned by us. Our hotel properties are managed by Royal Host Management and Guest House Inn Corp., or Guest House Inn, each of which we believe qualifies as an “eligible independent contractor.” The income remaining in our TRS Lessee from the payment of rent to us, management fees, operating expenses and other costs will be subject to corporate tax.

Restrictions on Ownership of Our Stock

Our charter generally prohibits any stockholder from beneficially owning more than 9.9% of our common stock or 9.9% of any class or series of our preferred stock. Our charter, however, provides for certain exemptions from the ownership limitation, provided generally that the grant of such exemptions will not jeopardize our REIT status. Our charter also prohibits any person from owning or transferring shares of our capital stock if such ownership or transfer would result in our failure to meet certain REIT requirements under the Internal Revenue Code, or Code.

Our Distribution Policy

Below is a summary of our dividend history since 2003:

	2003	2004	2005	2006
First Quarter	$.03	$.05	$.06	$.09
Second Quarter	.04	.05	.06	.10
Third Quarter	.05	.05	.07	.105
Fourth Quarter	.05	.05	.07	.11

Total	$.17	$.20	$.26	$.405

We have previously announced a general dividend policy of paying out approximately 100% of annual REIT taxable income. We intend to continue to distribute to our stockholders each year, on a regular quarterly basis, sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of TRS Lessee, which are all subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code. In order to qualify as a REIT under the Code, we generally must make distributions to our stockholders each year in an amount equal to at least:

■	90% of our REIT taxable income determined without regard to the dividends paid deduction, plus

■	90% of the excess of our net income, if any, from foreclosure property over the tax imposed on such income by the Code, minus any excess non-cash income.

See “Certain Material Federal Income Tax Considerations.”

The actual amount, timing and frequency of our distributions will be at the discretion of, and authorized by, our board of directors and will depend on our actual results of operations and actual cash flow as well as projected future cash needs and other factors that our board of directors may deem relevant.

In addition, our ability to make distributions to our stockholders will depend, in part, upon the amount of distributions we receive from our operating partnership, Supertel Limited Partnership, which will depend upon the amount of lease payments received from TRS Lessee, and, in turn, upon the management of our hotels by Royal Host Management and Guest House

Inn. Our revolving credit facility with Great Western Bank prohibits us from making any dividends or other distributions (1) in excess of 75% of our funds from operations (as defined) per year (or such higher amount as may be required to maintain our REIT status) or (2) at any time the facility remains in default for more than 60 days without the prior written consent of Great Western Bank (which consent will not be unreasonably withheld). See “Our Principal Agreements—Our Material Debt Agreements.”

To the extent not inconsistent with maintaining our REIT status, we may retain earnings of TRS Lessee in that subsidiary, and such amount of cash would not be available to satisfy the 90% distribution requirement. If our cash available for distribution to our stockholders is less than 90% of our REIT taxable income, we could be required to sell assets or borrow funds to make distributions. To the extent our annual distribution is in excess of 100% of our estimated cash available for distribution, we will use existing cash or short-term borrowings to fund any such shortfall. Dividend distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits. Because a significant portion of our investments are equity ownership interests in hotels, which results in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. Finally, we cannot assure you that we will have cash available for distributions to our stockholders.

Our Structure

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 96% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties. In order for the income from our hotel property investments to constitute “rents from real properties” for purposes of the gross income test required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, we lease each of our hotel properties to our TRS Lessee or one of its wholly-owned subsidiaries. We may form additional TRSs and TRS lessees in the future.

Corporate Information

Our executive offices are located at 309 N. 5th St, Norfolk, Nebraska 68701 and our telephone number is (402) 371-2520. We maintain an Internet website located at www.supertelinc.com. Our internet website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available free of charge on our website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission, or SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print upon request. Requests should be sent to Supertel Hospitality, Inc., 309 N. 5th St, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

The Offering

Common stock offered by us(1)	7,000,000 shares

Common stock outstanding after this offering(1)(2)	19,074,903 shares

Use of proceeds

The net proceeds from the sale of our common stock offered by this prospectus, after deducting the underwriting discount and the estimated offering expenses payable by us will be approximately $43.8 million if the underwriter’s over-allotment option is not exercised and approximately $50.4 million if the underwriter’s over-allotment option is exercised in full.

We intend to use $42.5 million of the net proceeds to repay existing indebtedness under our revolving credit facilities, a bridge loan, a note and indebtedness anticipated to be incurred in connection with our acquisition of the Motels of America portfolio under a third bridge loan and other lending sources to be negotiated. We intend to use the remaining net proceeds of approximately $1.3 million for general corporate purposes.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

NASDAQ Global Market symbol for common stock	“SPPR”

(1)	Excludes up to 1,050,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Excludes (i) 100,000 shares of common stock issuable upon exercise of options outstanding, (ii) 2,905,577 shares of common stock reserved for conversion of our Series A convertible preferred stock (including outstanding warrants with respect thereto) and 567,805 shares of common stock reserved for issuance upon redemption of limited partnership interests in Supertel Limited Partnership.

Summary Financial and Other Data

The following table sets forth summary consolidated financial and operating information of Supertel Hospitality, Inc. The summary historical consolidated financial data as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003, has been derived from our historical consolidated financial statements audited by KPMG, LLP, independent registered public accounting firm, whose report with respect to such financial statements is included elsewhere in this prospectus. The summary historical consolidated financial data as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated financial data gives effect to:

■	our acquisition of six hotels from IPOA which occurred in November 2005;

■	the acquisition of six Savannah Suites hotels which occurred on August 18, 2006;

■	the acquisition of a seventh Savannah Suite hotel which occurred on November 16, 2006;

■	the acquisition of five hotels from MOA Hospitality, Inc which is expected to occur during December 2006;

■	the issuance of 7,000,000 shares of common stock in this offering at $6.70 per share, with net proceeds of $43.8 million after deducting the underwriting discount and estimated offering fees and expenses; and

■	the repayment of approximately $42.5 million of debt using the net proceeds from this offering and the remaining net proceeds of approximately $1.3 million applied to cash and cash equivalents.

The pro forma consolidated financial data does not give effect to the acquisition of the two independent hotels which is expected to occur in December 2006.

The pro forma consolidated balance sheet data gives effect to the transactions as if the transactions had occurred on September 30, 2006. The pro forma consolidated statements of operations data are presented as if the transactions had occurred on January 1, 2005. The unaudited pro forma consolidated financial data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-3 through F-12 in connection with the pro forma financial data contained in this summary.

We present Funds From Operations, or FFO, a non-GAAP financial measure, in this prospectus. We believe FFO to be a market-accepted measure of an equity REIT’s operating performance, which is useful, along with net earnings, for an understanding of our operating results. This financial measure is discussed further under “Selected Historical and Pro Forma Financial and Other Operating Data.” However, all REITs do not calculate FFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO for similar REITs. Although we believe FFO can enhance your understanding of our results of operations, this non-GAAP financial measure is not necessarily a better indicator of any trend as compared to GAAP measures such as net income (loss) or cash flow from operations.

You should read the following summary historical consolidated and pro forma financial and operating data together with “Selected Historical and Pro Forma Financial and Other Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma financial data and financial statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
	As of or for the nine months ended September 30,		As of or for the years ended December 31,			As of or for the nine months ended September 30,	As of or for the year ended December 31,
(In thousands, except per share data)	2006	2005	2005	2004	2003	2006	2005
Operating data
Revenues	$58,357	$45,806	$60,695	$57,809	$57,404	$68,661	$84,352
Expenses
Hotel and property operations	39,943	31,336	42,372	41,242	41,640	45,938	56,788
Depreciation and amortization	6,329	4,982	6,863	6,418	6,435	7,576	9,808
General and administrative	2,092	1,825	2,526	2,134	2,052	2,092	2,526
Termination and relocation cost	—	—	—	1,169	—	—	—

	48,364	38,143	51,761	50,963	50,127	55,606	69,122

Earnings before net losses on dispositions of assets, interest, minority interest, income tax benefit and discontinued operations	9,993	7,663	8,934	6,846	7,277	13,055	15,230
Net gain (loss) on dispositions of assets	(6)	1	(2)	(12)	(543)	(10)	(15)
Interest	(5,804)	(4,245)	(5,959)	(5,559)	(6,244)	(6,248)	(8,759)
Minority Interest	(272)	(181)	(226)	(218)	(270)	(272)	(226)
Income tax benefit (expense)	(261)	(235)	31	242	61	(261)	31
Earnings from continuing operations	3,650	3,003	2,778	1,299	281	6,264	6,261
Income from discontinued operations	—	—	—	678	728	—	—
Net earnings	3,650	3,003	2,778	1,977	1,009	6,264	6,261
Preferred stock dividends	(912)	—	(6)	—	—	(912)	(6)

Net earnings available to common shareholders	2,738	3,003	2,772	1,977	1,009	5,352	6,255

Net earnings per common share from continuing operations—basic and diluted	0.23	0.25	0.23	0.11	0.02	0.28	0.33
Net earnings per common share from discontinued operations—basic and diluted	—	—	—	0.05	0.06	—	—

Net earnings per common share	0.23	0.25	0.23	0.16	0.08	0.28	0.33

FFO	9,073	7,984	9,637	7,732	5,418	12,938	16,078
FFO per share—basic	0.75	0.66	0.80	0.64	0.45	0.68	0.84
FFO per share—diluted	0.68	0.66	0.80	0.64	0.45	0.64	0.84
Weighted average number of shares outstanding—basic and FFO per share—basic	12,067	12,062	12,062	12,054	12,045	19,067	19,062
Weighted average number of shares outstanding—diluted	12,072	12,062	12,062	12,054	12,045	19,072	19,077
Weighted average number of shares outstanding, FFO per share—diluted	14,762	12,062	12,062	12,054	12,045	21,762	19,077
Dividends declared per share	0.295	0.19	0.26	0.20	0.17	0.295	0.26
Balance sheet data:
Total assets	191,438	122,412	156,956	118,923	124,949	222,525	216,066
Total long-term debt	124,143	70,902	92,008	71,418	77,611	111,410	107,298
Net cash flow:
Provided by operating activities	12,264	9,156	10,215	9,123	10,121	—	—
Provided (used) by investing activities	(38,655)	(5,906)	(32,355)	(197)	8,885	—	—
Provided (used) by financing activities	27,606	(2,992)	22,986	(8,912)	(20,222)	—	—
Statistical data:
Number of hotels	85	70	76	69	69	91	91
RevPar	$36.82	$34.70	$33.68	$32.64	$32.44	$34.51	$32.60
Occupancy	65.1%	64.1%	62.4%	62.1%	62.3%	66.81%	65.09%
Average daily rate	$56.58	$54.11	$54.00	$52.59	$52.11	$51.66	$50.09
Reconciliation of net earnings to FFO
Net earnings available to common shareholders	$2,738	$3,003	$2,772	$1,977	$1,009	$5,352	$6,255
Depreciation and amortization	6,329	4,982	6,863	6,488	6,896	7,576	9,808
(Gain) loss on disposition of assets	6	(1)	2	(733)	(2,487)	10	15

FFO(1)	$9,073	$7,984	$9,637	$7,732	$5,418	$12,938	$16,078

(1)	FFO is a non-GAAP financial measure. We consider FFO to be a market accepted measure of an equity REIT’s operating performance, which is useful, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts, or NAREIT, standards, consists of net income computed in accordance with accounting principles generally accepted in the United States of America, or GAAP, excluding gains (or losses) from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO in the same manner, therefore, our calculation may not be the same as the calculation of FFO by other REITs. We use FFO as a performance measure to facilitate a periodic evaluation of our operating results relative to those of our peers because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO provides a meaningful indication of our performance.

RISK FACTORS

An investment in our common stock presents risks. You should consider the material risks discussed in this section in addition to the other information contained in this prospectus before making your investment decision. If any of the material risks described below actually occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected. In that event, the trading price of shares of our common stock could decline and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward looking statements. Please refer to the section entitled “Cautionary Statements Concerning Forward-Looking Statements.”

Risks Related to Our Business

We cannot assure you that we will qualify, or remain qualified, as a REIT.

We currently are taxed as a REIT, and we expect to qualify as a REIT for future taxable years, but we cannot assure you that we will remain qualified as a REIT. If we fail to remain qualified as a REIT, all of our earnings will be subject to federal income taxation, which will reduce the amount of cash available for distribution to our stockholders.

If we are unable to complete the acquisitions of the Motels of America portfolio or the two independent hotels in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments. These delays could result in our future operating results not meeting expectations and adversely affecting our ability to make distributions to our stockholders.

We anticipate the closing of the purchase of the Motels of America portfolio and the closing of the purchase of the two independent hotels will occur in December 2006. However, we cannot assure you that we will acquire these properties because the proposed acquisitions are subject to a variety of factors, including the satisfaction of closing conditions.

If we do not complete the acquisition within our anticipated time frame or at all, we may experience delays in locating and securing attractive alternative investments. These delays would result in our future operating results not meeting expectations and adversely affect our ability to make distributions to our stockholders.

Our returns depend on management of our hotels by third parties.

In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. Under the REIT Modernization Act of 1999, REITs are permitted to lease their hotels to TRSs. However, a TRS, such as TRS Lessee, may not operate or manage the leased hotels and, therefore, must enter into management agreements with third-party eligible independent contractors to manage the hotels. Thus, an independent operator under a management agreement with TRS Lessee controls the daily operations of each of our hotels.

Under the terms of the management agreements, agreements between TRS Lessee and the applicable management company, our ability to participate in operating decisions regarding the hotels is limited. We depend on Royal Host Management and Guest House Inn to adequately operate our hotels as provided in the applicable management agreement. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force either Royal Host Management or Guest House Inn to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with TRS Lessee, and then only to the extent of the remedies provided for under the terms of the management agreement. Additionally, in the event that we need to replace our management companies, we may experience decreased occupancy and other significant disruptions at our hotels and in our operations generally.

Failure of the hotel industry to continue to improve may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will continue to improve. Economic slowdown and world events outside our control, such as terrorism, have adversely affected the hotel industry in the recent past and if these events reoccur, may adversely affect the industry in the future. In the event conditions in the hotel industry do not continue to improve as we may expect, our ability to execute our business strategies will be adversely affected, which, in turn, would adversely affect our ability to make distributions to our stockholders.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring those hotels that we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and may result in stockholder dilution.

Our TRS lessee structure subjects us to the risk of increased operating expenses.

Our hotel management agreements require us to bear the operating risks of our hotel properties. Our operating risks include not only changes in hotel revenues and changes in TRS Lessee’s ability to pay the rent due under the leases, but also increased operating expenses, including, among other things:

■	wage and benefit costs;

■	repair and maintenance expenses;

■	energy costs;

■	property taxes;

■	insurance costs; and

■	other operating expenses.

Any decreases in hotel revenues or increases in operating expenses could have a materially adverse effect on our earnings and cash flow.

Our debt service obligations could adversely affect our operating results, may require us to liquidate our properties and limit our ability to make distributions to our stockholders.

Assuming the application of our net proceeds from this offering to repay approximately $42.5 million of debt, and the completion of the acquisition of the Motels of America portfolio, on a pro forma basis, we will have approximately $111.4 million in outstanding debt, which will represent on a pro forma basis, approximately 41% of our aggregate property investment. We seek to maintain a total stabilized debt level of no more than 40% to 55% of our aggregate property investment. We, however, may change or eliminate this target at any time without the approval of our stockholders. In the future, we and our subsidiaries may incur substantial additional debt, including secured debt. Incurring such debt could subject us to many risks, including the risks that:

■	our cash flow from operations will be insufficient to make required payment of principal and interest;

■	we may be more vulnerable to adverse economic and industry conditions;

■	we may be required to dedicate a substantial portion of our cash flow from operations to the repayment of our debt, thereby reducing the cash available for distribution to our stockholders, funds available for operations and capital expenditures, future investment opportunities or other purposes;

■	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

■	the use of leverage could adversely affect our stock price and the ability to make distributions to our stockholders.

If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. In addition, we may place mortgages on our hotel properties to secure our line of credit or other debt. To the extent we cannot meet these debt service obligations, we risk losing some or all of those properties to foreclosure. Additionally, our debt covenants could impair our planned strategies and, if violated, result in a default of our debt obligations.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future investment opportunities or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to “hedge” against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our ability to make distributions to our stockholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we generally will be required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotel properties, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our actual results of operations, debt service requirements, capital expenditure requirements for our properties and our operating expenses. We may not generate sufficient cash in order to fund distributions to our stockholders.

Among the factors which could adversely affect our results of operations and our distributions to stockholders are reduced net operating profits or operating loses, increased debt service requirements and capital expenditures at our hotel properties. Among the factors which could reduce our net operating profits are decreases in hotel property revenues and increases in hotel property operating expenses. Hotel property revenue can decrease for a number of reasons, including increased competition from a new supply of rooms and decreased demand for rooms. These factors can reduce both occupancy and room rates at our hotel properties.

We have restrictive debt covenants that could adversely affect our ability to run our business.

We file quarterly loan compliance certificates with certain of our lenders. As of September 30, 2004, we requested and received a loan-to-value and a debt service coverage ratio waiver with respect to a term loan with First National Bank of Omaha N.A. On September 30, 2006, the bank agreed to a covenant modification effective through November 1, 2009, providing for a lower loan-to-value ratio and debt service coverage ratio.

Weakness in the economy, and the lodging industry at large, may result in our non-compliance with our loan covenants. Such non-compliance with our loan covenants may result in our lenders restricting the use of our operating funds for capital improvements to our existing hotels, including improvements required by our franchise agreements. We cannot assure you that our loan covenants will permit us to maintain our historic business strategy.

Our restrictive debt covenants may jeopardize our tax status as a REIT.

To maintain our REIT tax status, we generally must distribute at least 90% of our REIT taxable income to our stockholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have previously announced a general dividend policy of paying out approximately 100% of annual REIT taxable income. In the event we do not comply with our debt service obligations, our lenders may limit our ability to make distributions to our shareholders, which could adversely affect our REIT tax status.

Our failure to have distributed Old Supertel’s earnings and profits may compromise our tax status.

At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. In October 1999, our company and Old Supertel merged. We were the surviving entity in the merger and in May 2005 we changed our name to Supertel Hospitality, Inc. Prior to the effective time of the merger between our company and Old Supertel, Old Supertel paid a dividend to its stockholders of record in the amount of its accumulated earnings and profits for federal income tax purposes. Accordingly, we should not have succeeded to any of the then current and accumulated earnings and profits of Old Supertel. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and Old Supertel’s computations of its accumulated earnings and profits are not binding upon the IRS. Should the IRS successfully assert that Old Supertel’s accumulated earnings and profits were greater than the amount distributed by Old Supertel, we may fail to qualify as a REIT.

Because we have elected to be subject to the “built-in gain” rules associated with our REIT election, our sale of assets acquired in our 1999 merger with Old Supertel will be taxable if sold within ten years of the merger.

We are subject to the “built-in gain” rules with respect to the assets acquired in the 1999 merger with Old Supertel. Under those rules, we will be subject to tax at the highest regular corporate rate on the built-in gain in the acquired assets (i.e., the excess of the fair market value of the assets over their adjusted basis at the time of the merger) if we dispose of the assets in a taxable transaction within 10 years of the merger. This ten-year period expires October 2009. We recognized built-in gains taxes of $286,000 due to dispositions of five of those hotels in 2004.

Operating our hotels under franchise agreements could adversely affect distributions to our shareholders.

Seventy-six of our hotels operate under franchise agreements and we are subject to the risks of concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to any one of our particular brands. Risks associated with our brands could adversely affect our lease revenues and the amounts available for distribution to our shareholders.

The maintenance of the franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and TRS Lessee follow their standards. Failure to maintain these standards or other terms and conditions could result in a franchise license being canceled. As a condition of our continued holding of a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our cash available for distribution to shareholders.

Our inability to obtain financing could limit our growth.

We are required to distribute at least 90% of our REIT taxable income to our shareholders each year in order to continue to qualify as a REIT. Our debt service obligations and distribution requirements limit our ability to fund capital expenditures, acquisitions and hotel development through retained earnings. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain debt or equity financing.

Neither our articles of incorporation nor our bylaws limit the amount of debt we can incur. Our board of directors can implement and modify a debt limitation policy without shareholder approval. We cannot assure you that we will be able to obtain additional equity financing or debt financing or that we will be able to obtain any financing on favorable terms.

We may not be able to complete development of new hotels on time or within budget.

We may develop hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from any development hotel, reducing our cash available for distribution to shareholders. These risks include:

■	construction delays or cost overruns that may increase project costs;

■	competition for suitable development sites;

■	receipt of zoning, land use, building, construction, occupancy and other required governmental permits and authorizations; and

■	substantial development costs in connection with projects that are not completed.

We may not be able to complete the development of any projects we begin and, if completed, our development and construction activities may not be completed in a timely manner or within budget.

We may also rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

Hotels that we develop have no operating history and may not achieve levels of occupancy that result in levels of operating income that provide us with an attractive return on our investment.

The new hotels that we may develop will have no operating history. These hotels, both during the start-up period and after they have stabilized, may not achieve anticipated levels of occupancy, average daily room rates, or gross operating margins, and could result in operating losses and reduce the amount of distributions to our shareholders.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Investments in joint ventures may require that we provide the joint venture entity with the right of first offer or right of first refusal to acquire any new property we consider acquiring directly. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or co-venturers. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or co-venturer in which case we may be liable in the event such party defaults on its guaranty obligation.

Our business could be disrupted if we need to find a new manager upon termination of an existing management agreement.

If Royal Host Management or Guest House Inn fail to materially comply with the terms of their management agreements, we have the right to terminate such management agreements. Upon termination, we would have to find another manager to manage the property. We cannot operate the hotels directly due to federal income tax restrictions. We cannot assure you that we would be able to find another manager or that, if another manager were found, we would be able to enter into a new management agreement favorable to us. Our franchisors may require us to make substantial capital improvements to the hotels prior to their approval, if required, of a new manager. There would be disruption during any change of hotel management that could adversely affect our operating results and reduce our distributions to our shareholders.

If we decide to sell hotels, we may not be able to sell those hotels on favorable terms.

We sold twenty-two hotels between 2002 and 2004. We did not sell any hotels in 2005. We may decide to sell additional hotels in the future. We may not be able to sell such hotels on favorable terms, and such hotels may be sold at a loss. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for any properties that are designated for sale, we will not be able to implement our disposition strategy. In the event that we cannot fully execute our disposition strategy or realize the benefits therefrom, we will not be able to fully execute our growth strategy.

Geographic concentration of our hotels will make our business vulnerable to economic downturns in the Midwestern and Eastern United States.

Most of our hotels are located in the Midwestern and Eastern United States. Economic conditions in the Midwestern and Eastern United States will significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Midwestern and Eastern United States and our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.

As part of our business plan, we may develop or acquire hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our franchise brands. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our profitability and our ability to make distributions to our stockholders.

An economic recession and industry downturn could adversely affect our results of operations.

If room supply outpaces demand, our operating margins may deteriorate and we may be unable to execute our business plan. In addition, if this trend continues, we may be unable to continue to meet our debt service obligations or to obtain necessary additional financing.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt including any borrowings under our credit facilities. Any borrowings under our credit facilities will have floating interest rates, which may increase due to market conditions. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management’s attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

We depend on key personnel.

We depend on the efforts and expertise of our chief executive officer and chief financial officer to drive our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations. Our ability to replace key individuals may be difficult because of the limited number of individuals with the breadth of skills and experience needed to excel in the hotel industry. There can be no assurance that we would be able to hire, train, retain or motivate such individuals.

Beginning with our fiscal year ending December 31, 2007, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could incur significant costs relating to our compliance with Section 404.

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, our management evaluates the effectiveness of our disclosure controls and procedures, and management’s conclusions regarding the effectiveness are disclosed in our reports filed with the Securities and Exchange Commission. We expect that, beginning with our fiscal year ending December 31, 2007, Section 404 of Sarbanes-Oxley Act of 2002 will require our management to deliver a report that assesses our internal control over financial reporting for the year ending December 31, 2007, and our auditors to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with our auditor’s opinion on our financial statements for our fiscal year ending December 31, 2007. We may incur significant expenses in order for our auditors to render their attestation report. Further, our auditors may identify material weaknesses in our internal controls over financial reporting and we may incur significant remediation costs.

Risks Related to the Hotel Industry

Our ability to make distributions to our shareholders may be affected by factors in the hotel industry that are beyond our control.

Operating Risks

Our hotels are subject to various operating risks found throughout the hotel industry. Many of these risks are beyond our control. These include, among other things, the following:

■	competitors with substantially greater marketing and financial resources than us;

■	over-building in our markets, which adversely affects occupancy and revenues at our hotels;

■	dependence on business and commercial travelers and tourism;

■	terrorist incidents which may deter travel;

■	increases in energy costs, airline fares and other expenses, which may affect travel patterns and reduce the number of business and commercial travelers and tourists; and

■	adverse effects of general, regional and local economic conditions.

These factors could adversely affect the amount of rent we receive from leasing our hotels and reduce the net operating profits of TRS Lessee, which in turn could adversely affect our ability to make distributions to our shareholders. Decreases in room revenues of our hotels will result in reduced operating profits for TRS Lessee and decreased lease revenues to our company under our current percentage leases with TRS Lessee.

Competition for Acquisitions

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can manage wisely. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters, with the exception of our hotels located in Florida. This seasonality can be expected to cause quarterly fluctuations in our lease revenues. Our quarterly earnings may be adversely affected by factors outside our control, including bad weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in our first and fourth quarters in order to offset these fluctuations in revenues.

Investment Concentration in Particular Segments of Single Industry

Our entire business is hotel-related. Our investment strategy is to acquire interests in midscale without food and beverage service and economy hotel properties. Therefore, a downturn in the hotel industry in general and the economy and midscale without food and beverage service segments in particular will have a material adverse effect on our lease revenues and amounts available for distribution to our shareholders.

Capital Expenditures

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. The costs of all of these capital improvements could adversely affect our financial condition and reduce the amounts available for distribution to our shareholders. These renovations may give rise to the following risks:

■	possible environmental problems;

■	construction cost overruns and delays;

■	a possible shortage of available cash to fund renovations and the related possibility that financing for these renovations may not be available to us on affordable terms; and

■	uncertainties as to market demand or a loss of market demand after renovations have begun.

For the twelve months ended December 31, 2005, we spent approximately $4.9 million for capital improvements to our hotels.

Recent economic trends, the military action in Afghanistan and Iraq and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and similar future events could adversely affect the industry in the future.

Terrorist attacks and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with economic trends and the U.S.-led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will directly or indirectly impact your investment in our common stock, the lodging industry or our operating results in the future. Declining RevPAR at our hotels would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our common stock will trade, the lodging industry in general and our operations in particular.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, losses from foreign terrorist activities or domestic, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. The lenders under some of the mortgage debt that we will assume will require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral. Under these environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities at a property. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

Our company could be responsible for the costs discussed above if it found itself in one or more of these situations. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distribution to our shareholders. To determine whether any costs of this nature might be required, we commissioned Phase I environmental site assessments, or “ESAs” before we acquired our hotels, and in 2002, commissioned new ESAs for 32 of our hotels in conjunction with a refinancing of the debt obligations of those hotels. These studies typically included a review of historical information and a site visit, but not soil or groundwater testing. We obtained the ESAs to help us identify whether we might be responsible for cleanup costs or other costs in connection with our hotels. The ESAs on our hotels did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants obtaining damages. If we were required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to our shareholders and meet our other obligations could be adversely affected.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In addition, our management agreement with Royal Host Management requires us to pay a termination fee upon the sale of a certain number of hotels, which will limit our ability to sell hotel properties. The real estate market is affected by many factors that are beyond our control, including:

■	adverse changes in international, national, regional and local economic and market conditions;

■	changes in interest rates and in the availability, cost and terms of debt financing;

■	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

■	the ongoing need for capital improvements, particularly in older structures;

■	changes in operating expenses; and

■	civil unrest, acts of God, including earthquakes, floods and other natural disaster and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

We may decide to sell our hotel properties in the future. We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management companies and others if property damage or health concerns arise.

Risks Related to our Organization and Structure

Our failure to qualify as a REIT under the federal tax laws would result in adverse tax consequences.

The federal income tax laws governing REITs are complex.

We currently operate as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we would be successful in operating so that we can qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. We have not applied for or obtained ruling from the Internal Revenue Service that we will qualify as a REIT.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. We might need to borrow money or sell assets in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless we were entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

Failure to make required distributions would subject us to tax.

In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. As a result, for example, of differences between cash flow and the accrual of income and expenses for tax purposes, or of nondeductible expenditures, our REIT taxable income in any given year could exceed our cash available for distribution. In addition, to the extent we may retain earnings of TRS Lessee in those subsidiaries, such amount of cash would not be available for distribution to our stockholders to satisfy the 90% distribution requirement. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% nondeductible excise tax in a particular year.

The formation of TRS Lessee increases our overall tax liability.

TRS Lessee is subject to federal and state income tax on its taxable income, which in the case of TRS Lessee currently consists and generally will continue to consist of revenues from the hotel properties leased by TRS Lessee, net of the operating expenses for such properties and rent payments to us. Accordingly, although our ownership of TRS Lessee allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. Such taxes could be substantial. The after-tax net income of TRS Lessee is available for distribution to us.

We incur a 100% excise tax on transactions with TRS Lessee that is not conducted on an arm’s-length basis. For example, to the extent that the rent paid by TRS Lessee exceeds an arm’s-length rental amount, such amount potentially is subject to the excise tax. We intend that all transactions between us and TRS Lessee will continue to be conducted on an arm’s-length basis and, therefore, that the rent paid by TRS Lessee to us will not be subject to the excise tax.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To continue to qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, we may be able to preserve our REIT status by benefiting from certain statutory relief provisions. Except with respect to a de minimis failure of the 5% asset test or the 10% vote or value test, we can maintain our REIT status only if the failure was due to reasonable cause and not to willful neglect. In that case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which we identified the failure, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate (currently 35%) multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. Legislation enacted in 2003 and 2006 generally reduced the maximum rate of tax applicable to individuals, trusts and estates on dividend income from regular C corporations to 15.0% through 2010. This reduced substantially the so called “double taxation” (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs do not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. As a result of that legislation, individual, trust, and estate investors could view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations are subject to lower tax rates for such investors.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

In order to maintain our REIT qualification, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. Our articles of incorporation contain the ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock by any person, subject to several exceptions. Generally, any shares of our capital stock owned by affiliated owners will be added together for purposes of the ownership limitation.

These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors’ approval, even if our stockholders believe the change of control is in their best interests. Our charter authorizes our board of directors to issue up to 25 million shares of common stock and up to 10 million shares of preferred stock, and to set the preferences, rights and other terms of the preferred stock. Furthermore, our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series of preferred stock that we have authority to issue. Issuances of additional shares of stock may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders’ best interests.

Our ownership limitation may prevent you from engaging in certain transfers of our capital stock.

If anyone transfers shares in a way that would violate the ownership limitation described above or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares. Those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by our company or sold to a person whose ownership of the shares will not violate the ownership limitation. Anyone who acquires shares in violation of the ownership limitation or the other restrictions on transfer in our articles of incorporation bears the risk that he will suffer a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

We may be subject to the 100% prohibited transaction tax on the gain recognized on the hotels we sold between 2001 and 2004.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. We held the disposed hotels for an average period of eight years and did not acquire the hotels for purposes of resale. Accordingly, we do not believe any of those hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Risks Related to This Offering

The market price of our common stock could be substantially affected by various factors.

The share price of our common stock will depend on many factors, which may change from time to time, including:

■	the market prices for similar securities issued by REITs;

■	the issuance of common stock or other securities in the future;

■	the addition or departure of key personnel;

■	announcements by us or our competitors of acquisitions, investments or strategic alliances;

■	the annual yield from distributions on our common stock as compared to yields on other financial instruments;

■	an increase in market interest rates;

■	a decrease in our distributions to stockholders;

■	the number of holders of common stock;

■	general economic and financial market conditions; and

■	our financial condition, performance and prospects.

Our issuance of additional shares of capital stock may reduce the market price for our shares.

We cannot predict the effect, if any, that future sales of our shares of capital stock, or the availability of our securities for future sale, will have on the market price of our securities, including our common stock. Sales of substantial amounts of our capital stock or debt securities convertible into or exercisable or exchangeable for capital stock in the public market or the perception that such sales might occur could reduce the market price of our common stock and the terms upon which we may obtain additional equity financing in the future.

The exercise of the underwriter’s over-allotment option, the redemption of units for common stock, the conversion of our convertible preferred stock into common stock, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders. We recently filed a resale shelf registration statement covering the resale of up to 366,916 shares of our common stock issuable upon redemption of units.

You bear a risk of required sale as provided in the ownership limitations of our articles of incorporation.

Our articles of incorporation contain an ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock by any person. You bear a risk of required sale of your shares as provided in the articles of incorporation following any event that would cause you to own more than 9.9% of our common stock. See “Restrictions on Ownership and Transfer.”

Legislative or regulatory action could adversely affect purchasers of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our common stock. Changes are likely to continue to occur in the future, and we cannot assure you that any of these changes will not adversely affect your taxation as a holder of common stock. Any of these changes could have an adverse effect on an investment in our common stock or on market value or resale potential. You are urged to consult with your own tax advisor with respect to the impact that recent legislation may have on your investment and the status of legislative regulatory or administrative developments and proposals and their potential effect.

There are no assurances of our ability to make distributions in the future.

We intend to make quarterly distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. However, our ability to pay distributions may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time, including contractual limitations on distributions contained in agreements such as our credit agreements. There are no assurances of our ability to pay distributions in the future. In addition, some of our distributions may include a return of capital.

An increase in market interest rates may have an adverse effect on the market price of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our common stock likely will be strongly affected by the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Future offerings of debt securities or preferred stock, which would be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. We will be able to issue additional shares of stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. We have issued Series A convertible preferred stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Preferred stock and debt generally have a preference on liquidating distributions or a preference on dividend or interest payments that could limit our ability to make a distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $43.8 million, after deducting the underwriting discount and estimated offering costs and expenses. If the underwriter’s over-allotment option is exercised in full, our net proceeds from the offering will be approximately $50.4 million.

We will contribute all of the net proceeds to Supertel Limited Partnership, increasing our ownership of partnership interests in Supertel Limited Partnership from 96% to 97%. The partnership intends to subsequently use the net proceeds from this offering as follows:

■	approximately $22.0 million to repay outstanding indebtedness under our revolving credit facility with Great Western Bank, which has an interest rate equal to the Prime Rate and matures on January 13, 2008; our borrowings under this credit facility were used to purchase hotels;

■	approximately $1.98 million to repay outstanding indebtedness under our revolving credit facility with Wells Fargo Bank National Association, which has an interest rate equal to 0.125% below the Prime Rate and matures on December 1, 2007;

■	approximately $3.0 million to repay indebtedness under our revolving credit facility with BankFirst, which has an interest rate equal to 0.25% below the Prime Rate and matures on May 1, 2007;

■	approximately $6.42 million to repay indebtedness under our bridge loan with General Electric Capital Corporation, which has an interest rate equal to the three month LIBOR plus 5.00% and matures on March 1, 2007; the proceeds of this loan were used to purchase hotels;

■	approximately $2.0 million to repay indebtedness under our promissory note with Independent Property Operators of America, which bears interest at 12.00% (and no interest if paid in full before December 31, 2006) and matures on May 31, 2007; the proceeds of this loan were used to purchase a hotel;

■	approximately $4.8 million to repay indebtedness under a bridge loan with General Electric Capital Corporation which we anticipate entering into in acquiring the Motels of America portfolio, which will have an interest rate equal to three month LIBOR plus 5.00% and will mature six months after we enter into the loan;

■	approximately $2.3 million to repay additional indebtedness we expect to incur in acquiring the Motels of America portfolio from lending sources to be negotiated; and

■	the remaining net proceeds we intend to use for general corporate purposes.

Pending these uses, we intend to invest the net offering proceeds in interest-bearing, short-term, marketable investment grade securities or money market accounts which are consistent with our intention to qualify as a REIT. These investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing deposits and mortgage loan participations.

CAPITALIZATION

The following table sets forth our total capitalization on a consolidated basis at September 30, 2006. The pro forma column reflects our capitalization, as of September 30, 2006, after giving effect to:

■	the acquisition of a seventh Savannah Suite hotel which occurred on November 16, 2006;

■	the acquisition of five hotels from MOA Hospitality, Inc which is expected to occur during December 2006;

■	the issuance of 7,000,000 shares of common stock at $6.70 per share, with net proceeds of $43.8 million after deducting the underwriting discount and estimated offering fees and expenses; and

■	the repayment of approximately $42.5 million of debt using the net proceeds from this offering and the remaining net proceeds of approximately $1.3 million applied to cash and cash equivalents.

The following table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	As of September 30, 2006
	Supertel Hospitality, Inc.	Supertel Pro Forma Consolidated(1)
	(in thousands)
Long-term debt	$124,143	$111,410
Minority interest in consolidated partnerships	$3,562	3,562

Stockholders’ equity:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized, 1,521,258 shares issued and outstanding	$15	15
Preferred stock warrants	53	53
Common stock, $.01 par value per share, 25,000,000 shares authorized, 12,074,903 shares issued and outstanding, actual; 19,074,903 shares issued and outstanding, pro forma as adjusted(1)	121	191
Additional paid-in capital	65,661	109,411
Distributions in excess of retained earnings	(13,182)	(13,182)

Total stockholders’ equity	$52,668	$96,488

Total capitalization	$180,373	$211,460

(1)	Excludes (i) 100,000 shares of common stock that may be issuable upon exercise of options outstanding, (ii) 2,905,577 shares of common stock reserved for conversion of our Series A convertible preferred stock (including outstanding warrants with respect thereto) and (iii) 567,805 shares of common stock reserved for issuance on redemption of limited partnership interests in Supertel Limited Partnership.

TRADING OF OUR COMMON STOCK AND DISTRIBUTION POLICIES

Our common stock trades on the Nasdaq Global Market under the symbol “SPPR.” The table below sets forth the dividends declared per share and high and low sales prices per share reported on the Nasdaq Global Market for the periods indicated.

	Common Stock
	High	Low	Dividend
2004
First Quarter	$4.94	$4.15	$0.05
Second Quarter	4.60	3.55	0.05
Third Quarter	4.95	3.71	0.05
Fourth Quarter	4.18	3.60	0.05

2005
First Quarter	3.99	3.66	0.06
Second Quarter	4.60	3.67	0.06
Third Quarter	5.12	4.12	0.07
Fourth Quarter	5.00	4.40	0.07

2006
First Quarter	5.55	4.54	0.09
Second Quarter	6.58	5.02	0.10
Third Quarter	7.98	6.05	0.105
Fourth Quarter (through December 18, 2006)	7.59	6.39	0.11

As of October 4, 2006, the approximate number of holders of record of the common stock was 158 and the approximate number of beneficial owners was 2,910.

We have previously announced a general dividend policy of paying out approximately 100% of annual REIT taxable income. We intend to continue to distribute to our stockholders each year, on a regular quarterly basis, sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of TRS Lessee, which are all subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs. In order to qualify as a REIT, we generally must make distributions to our stockholders each year in an amount equal to at least:

■	90% of our REIT taxable income determined without regard to the dividends paid deduction, plus

■	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code, minus any excess non-cash income.

The actual amount, timing and frequency of our distributions will be at the discretion of, and authorized by, our board of directors and will depend on our actual results of operations and actual cash flow as well as projected future cash needs as well as other factors that our board of directors may deem relevant.

In addition, our ability to make distributions to our stockholders will depend, in part, upon the amount of distributions we receive from Supertel Limited Partnership, which will depend upon the amount of lease payments received from TRS Lessee, and, in turn, upon the management of our hotels by Royal Host Management and Guest House Inn.

Our revolving credit facility with Great Western Bank prohibits us from making any dividends or other distributions (1) in excess of 75% of our FFO per year (or such higher amount as may be required to maintain REIT status) or (2) at any time the facility remains in default for more than 60 days without the prior written consent of Great Western Bank (which consent will not be unreasonably withheld). See “Our Principal Agreements—Our Material Debt Agreements”.

To the extent not inconsistent with maintaining our REIT status, we may retain earnings of TRS Lessee and its subsidiaries in those subsidiaries, and such amount of cash would not be available to satisfy the 90% distribution requirement. If our cash available for distribution to our stockholders is less than 90% of our REIT taxable income, we could be required to sell assets or borrow funds to make distributions. To the extent our annual distribution is in excess of 100% of our estimated cash available for distribution, we will use existing cash or short-term borrowings to fund any such shortfall. Dividend distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits. Because a significant portion of our investments are equity ownership interests in hotels, which results in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. Finally, we cannot assure you that we will have cash available for distributions to our stockholders. See “Certain Material Federal Income Tax Considerations—Distribution Requirements”.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER OPERATING DATA

The following table sets forth selected consolidated financial and operating information of Supertel Hospitality, Inc. The selected historical consolidated financial data as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003, has been derived from our historical consolidated financial statements audited by KPMG, LLP, independent registered public accounting firm, whose report with respect to such financial statements is included elsewhere in this prospectus. The selected historical consolidated financial data as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

Through December 31, 2001, operating revenues and expenses of the hotels (other than those of the eleven hotels classified for sale from June 1, 2001) were reflected in the financial statements of Humphrey Hospitality Management, Inc., or HHM. Pursuant to the master lease, with an effective date of January 1, 2002, the hotels previously leased to HHM were leased to TRS Lessee which, in turn, entered into a management agreement with HHM. Accordingly, our consolidated financial statements include all of the operating revenues and expenses of the hotels for 2005, 2004, 2003 and 2002 and for the nine months ended September 30, 2006 and 2005.

Effective July 31, 2004, TRS Lessee terminated its hotel management agreement with HHM and effective August 1, 2004, TRS Lessee entered into a new hotel management agreement with Royal Host Management.

The unaudited pro forma consolidated financial data gives effect to:

■	our acquisition of six hotels from IPOA in November 2005;

■	the acquisition of six Savannah Suites hotels on August 18, 2006;

■	the acquisition of a seventh Savannah Suite hotel on November 16, 2006;

■	the acquisition of five hotels from MOA Hospitality, Inc which is expected to occur during December 2006;

■	the issuance of 7,000,000 shares of common stock in this offering at $6.70 per share, with net proceeds of $43.8 million after deducting the underwriting discount and estimated offering fees and expenses; and

■	the repayment of approximately $42.5 million of debt using the net proceeds from this offering and the remaining net proceeds of approximately $1.3 million applied to cash and cash equivalents.

The pro forma consolidated financial data does not give effect to the acquisition of two independent hotels, which is expected to occur in December 2006.

The pro forma consolidated balance sheet data gives effect to the transactions as if the transactions had occurred on September 30, 2006. The pro forma consolidated statements of operations data are presented as if the transactions had occurred on January 1, 2005. The unaudited pro forma consolidated financial data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-3 through F-12 in connection with the pro forma financial data contained in this summary.

We present Funds From Operations, or FFO, a non-GAAP financial measure, in this prospectus. We believe FFO to be a market-accepted measure of an equity REIT’s operating performance, which is useful, along with net earnings, for an understanding of our operating results. This financial measure is discussed further in the notes below. However, all REITs do not calculate FFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO for similar REITs. Although we believe FFO can enhance your understanding of our results of operations, this non-GAAP financial measure is not necessarily a better indicator of any trend as compared to GAAP measures such as net income (loss) or cash flow from operations.

You should read the following selected historical consolidated and pro forma financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma financial data and financial statements and related notes included elsewhere in this prospectus.

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
(In thousands, except per share data)	2006	2005	2005	2004	2003	2002	2001
Operating data
Revenues(1)(2)	$58,357	$45,806	$60,695	$57,809	$57,404	$58,893	$4,797
Base and percentage rents(3)	—	—	—	—	—	—	19,092
Expenses
Hotel and property operations	39,943	31,336	42,372	41,242	41,640	42,379	3,654
Depreciation and amortization	6,329	4,982	6,863	6,418	6,435	6,990	6,690
General and administrative	2,092	1,825	2,526	2,134	2,052	2,989	2,730
Termination and relocation cost	—	—	—	1,169	—	—	—
Lease cancellation expense	—	—	—	—	—	—	400

	48,364	38,143	51,761	50,963	50,127	52,358	13,474

Earnings before net losses on dispositions of assets, interest, minority interest, income tax benefit and discontinued operations	9,993	7,663	8,934	6,846	7,277	6,535	10,415
Net gain (loss) on dispositions of assets	(6)	1	(2)	(12)	(543)	572	38
Provisions for impairment loss	—	—	—	—	—	(1,365)	(1,192)
Interest expenses	(5,804)	(4,245)	(5,959)	(5,559)	(6,244)	(7,771)	(9,178)
Minority interest	(272)	(181)	(226)	(218)	(270)	(258)	(522)
Income tax benefit (expense)	(261)	(235)	31	242	61	(888)	—
Earnings (loss) from continuing operations	3,650	3,003	2,778	1,299	281	(3,175)	(439)
Income from discontinued operations	—	—	—	678	728	178	1,148
Net earnings	3,650	3,003	2,778	1,977	1,009	(2,997)	709
Preferred stock dividends	(912)	—	(6)	—	—	—	—

Net earnings available to common shareholders	2,738	3,003	2,772	1,977	1,009	(2,997)	709

Net earnings (loss) per common share from continuing operations—basic and diluted	0.23	0.25	0.23	0.11	0.02	(0.28)	(0.04)
Net earnings per common share from discontinued operations—basic and diluted	—	—	—	0.05	0.06	0.02	0.10

Net earnings (loss) per common share	0.23	0.25	0.23	0.16	0.08	(0.26)	0.06

FFO(4)	9,073	7,984	9,637	7,732	5,418	3,361	8,874
FFO per share—basic	0.75	0.66	0.80	0.64	0.45	0.30	0.79
FFO per share—diluted	0.68	0.66	0.80	0.64	0.45	0.30	0.79
Weighted average number of shares outstanding—basic and FFO per share—basic	12,067	12,062	12,062	12,054	12,045	11,318	11,226
Weighted average number of shares outstanding—diluted	12,072	12,062	12,062	12,054	12,045	11,318	11,226
Weighted average number of shares outstanding, FFO per share—diluted	14,762	12,062	12,062	12,054	12,045	11,318	11,226
Dividends per share(5)	0.295	0.19	0.26	0.20	0.17	—	0.23

Balance sheet data:
Total assets	191,438	122,412	156,956	118,923	124,949	114,260	167,949
Total long-term debt	124,143	70,902	92,008	71,418	77,611	94,275	115,872

Net cash flow:
Provided by operating activities	12,264	9,156	10,215	9,123	10,121	2,424	13,578
Provided (used) by investing activities	(38,655)	(5,906)	(32,355)	(197)	8,885	17,835	(2,816)
Provided (used) by financing activities	27,606	(2,992)	22,986	(8,912)	(20,222)	(23,761)	(6,149)

Statistical data:
Number of hotels	85	70	76	69	69	69	91
RevPar	$36.82	$34.70	$33.68	$32.64	$32.44	$32.40	$31.42
Occupancy	65.1%	64.1%	62.4%	62.1%	62.3%	63.5%	62.0%
Average daily rate	$56.58	$54.11	$54.00	$52.59	$52.11	$51.06	$50.47

Reconciliation of net earnings to FFO
Net earnings (loss) available to common shareholders	$2,738	$3,003	$2,772	$1,977	$1,009	$(2,997)	$709
Depreciation and amortization	6,329	4,982	6,863	6,488	6,896	8,210	8,204
Net (gain) loss on disposition of assets	6	(1)	2	(733)	(2,487)	(1,852)	(39)

FFO	$9,073	$7,984	$9,637	$7,732	$5,418	$3,361	$8,874

	Pro Forma
(In thousands, except per share data)	As of or for the nine months ended September 30, 2006	As of or for the year ended December 31, 2005
Operating data
Revenues	68,661	84,352
Expenses
Hotel and property operations	45,938	56,788
Depreciation and amortization	7,576	9,808
General and administrative	2,092	2,526
Termination and relocation cost	—	—

	55,606	69,122

Earnings before net losses on dispositions of assets, interest, minority interest, income tax benefit and discontinued operations	13,055	15,230
Net gain (loss) on dispositions of assets	(10)	(15)
Interest	(6,248)	(8,759)
Minority interest	(272)	(226)
Income tax benefit (expense)	(261)	31
Earnings from continuing operations	6,264	6,261
Income from discontinued operations	—	—
Net earnings	6,264	6,261
Preferred stock dividends	(912)	(6)

Net earnings available to common shareholders	5,352	6,255

Net earnings per common share from continuing operations—basic and diluted	0.28	0.33
Net earnings per common share from discontinued operations—basic and diluted	—	—

Net earnings per common share	0.28	0.33
FFO	12,938	16,078
FFO per share—basic	0.68	0.84
FFO per share—diluted	0.64	0.84
Weighted average number of shares outstanding—basic and FFO per share—basic	19,067	19,062
Weighted number of shares outstanding—diluted	19,072	19,077
Weighted average number of shares outstanding, FFO per share—diluted	21,762	19,077
Dividends per share	0.295	0.19

Balance sheet data:
Total assets	222,525	216,066
Total long-term debt	111,410	107,298

Statistical data:
Number of hotels	91	91
RevPar	$34.51	$32.60
Occupancy	66.81%	65.09%
Average daily rate	$51.66	$50.09

Reconciliation of net earnings to FFO
Net earnings available to common shareholders	5,352	6,255
Depreciation and amortization	7,576	9,808
Net (gain) loss on disposition of assets	10	15

FFO	12,938	16,078

(1)	Revenues for all periods exclude revenues from hotels sold or classified as held for sale after January 1, 2002, which are classified in discontinued operations in the statements of operations.
(2)	Hotel revenues for 2001 include room and other revenues from operations of eleven hotels classified for sale for the period June 1, 2001 through December 31, 2001. Hotel revenues for 2005, 2004, 2003 and 2002 include room and other revenues from the operations of the hotels.
(3)	Represents annual base rent plus aggregate percentage rent pursuant to the percentage leases with HHM, a former lessee and management company. On January 1, 2002, the hotels which had been leased to HHM were leased to TRS Lessee.
(4)	FFO is a non-GAAP financial measure. We consider FFO to be a market accepted measure of an equity REIT’s operating performance, which is useful, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts, or NAREIT, standards, consists of net income computed in accordance with accounting principles generally accepted in the United States of America, or GAAP, excluding gains (or losses) from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO in the same manner, therefore, our calculation may not be the same as the calculation of FFO by other REITs. We use FFO as a performance measure to facilitate a periodic evaluation of our operating results relative to those of our peers because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO provides a meaningful indication of our performance.

FFO for 2005, 2004, 2003, 2002 and 2001 includes impairment losses on real estate of $0, $0, $2.1 million, $2.2 million and $1.2 million, respectively. Prior to the third quarter of 2003, we followed a practice of excluding such losses from FFO. However, we revised this practice based on clarification of the SEC staff’s position on the FFO treatment of impairment losses and guidance from NAREIT issued during the third quarter of 2003.
(5)	Represents dividends declared by the Company. Dividends paid during the year ended December 31, 2005 ($0.24) represented ordinary income to shareholders. The 2004 fourth quarter dividend ($0.05) was paid in January 2005, and was reported as a component of 2005 dividend payments for income tax purposes. The 2005 fourth quarter dividend ($0.07) was paid in January 2006, and will be reported as a component of 2006 dividend payments for income tax purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a self-administered REIT, and through our subsidiaries we currently own 86 limited-service hotels in 19 states and one office building. Our hotels operate under several national franchise brands, including Super 8®, Comfort Inns® and Comfort Suites®.

Our significant events for 2005 and for 2006 through the date of this prospectus include:

■	From January 1, 2005 through November 16, 2006, we acquired 17 additional hotels, entered into agreements to acquire an additional seven hotels, and opened a Supertel Inn and Conference Center in Creston, Iowa.

■	We paid dividends of $.09, $.10 and $.105 per share for the quarters ended March 31, June 30, and September 30, 2006, respectively. We declared a dividend of $.11 per share for the quarter ending December 31, 2006 payable to shareholders of record on December 11, 2006. The dividends for the year ago period were $.06 per share for each of the quarters ended March 31 and June 30, 2005, and $.07 per share for each of the quarters ended September 30 and December 31, 2005. We paid dividends of $.26 per share during 2005, up from a total of $.20 per share in 2004.

■	In May 2005, we changed our name from Humphrey Hospitality Trust, Inc. to Supertel Hospitality, Inc. and the trading symbol of our common stock on the Nasdaq Global Market from “HUMP” to “SPPR.”

■	In December 2005, we issued and sold 1,521,258 shares of our Series A convertible preferred stock (Nasdaq: SPPRP) at $10 per share.

Through our wholly-owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust, we own a controlling interest in Supertel Limited Partnership and E&P Financing Limited Partnership. As of September 30, 2006, we owned an approximate 96% general partnership interest in Supertel Limited Partnership and a 100% interest in E&P Financing Limited Partnership.

The discussion that follows is based primarily on our consolidated financial statements as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003, and our unaudited financial statements as of September 30, 2006 and 2005 and for the periods ended September 30, 2006 and 2005, and should be read along with the consolidated financial statements and related notes.

Industry Trends and Outlook

According to PricewaterhouseCoopers “Hospitality Directions—U.S. Edition, June 2006,” the forecast for lodging occupancy in 2006 is 64.3%, an increase from the lodging occupancy of 63.1% achieved in 2005, and the highest lodging occupancy since 1996. The lodging occupancy forecasted for 2007 is 64.5%. New lodging supply is forecasted to accelerate with growth of 1.0% during 2006. Additionally, the PricewaterhouseCoopers’ June 2006 forecast and analysis also forecasts improved operating performance for the overall lodging industry with RevPAR growth of 8.4% in 2006, the second highest annual RevPAR growth since 1981.

RevPAR, ADR and Occupancy

The following tables present our RevPAR, average daily rate, or ADR, and occupancy, by state and by franchise affiliation, for 2005, 2004 and 2003, respectively. The comparisons from continuing operations include 76, 69 and 69 hotels for 2005, 2004 and 2003, respectively.

	Year ended December 31,
	2005			2004			2003
State	RevPAR	Occ.	ADR	RevPAR	Occ.	ADR	RevPAR	Occ.	ADR
Arkansas	$29.24	58.4%	$50.05	$26.32	54.2%	$48.56	$27.07	58.9%	$45.94
Delaware	61.44	73.5%	83.58	60.50	79.0%	76.56	61.55	80.7%	76.26
Florida	51.96	68.8%	75.53	51.65	68.2%	75.68	46.14	62.6%	73.66
Indiana(1)	37.04	52.7%	70.25	—	—	—	—	—	—
Iowa	27.97	63.4%	44.10	26.83	63.3%	42.41	26.90	61.7%	43.60
Kansas	29.06	61.0%	47.66	27.86	59.1%	47.13	29.31	62.5%	46.89
Kentucky	39.60	64.3%	61.56	34.54	57.2%	60.36	34.35	59.1%	58.07
Maryland	51.74	64.8%	79.89	47.52	62.7%	75.79	55.46	75.2%	73.71
Missouri	24.95	55.4%	45.07	25.00	55.0%	45.49	25.39	53.8%	47.20
Nebraska	23.78	54.5%	43.63	24.20	57.2%	42.31	24.67	58.5%	42.20
North Carolina	35.41	58.6%	60.41	31.50	55.2%	57.09	30.79	54.4%	56.61
Pennsylvania	46.62	65.3%	71.42	45.59	66.1%	69.01	45.56	67.9%	67.09
South Dakota	28.00	61.6%	45.45	27.83	63.4%	43.88	30.18	70.3%	42.95
Tennessee	45.64	73.7%	61.90	44.41	75.5%	58.85	42.23	72.6%	58.17
Virginia	42.81	73.9%	57.91	37.18	65.0%	57.19	36.66	64.8%	56.57
West Virginia	50.51	80.1%	63.07	48.12	78.9%	61.03	45.97	76.2%	60.32
Wisconsin	32.54	59.0%	55.14	34.64	62.4%	55.52	32.85	61.0%	53.86
Portfolio	$33.68	62.4%	$54.00	$32.64	62.1%	$52.59	$32.44	62.3%	$52.11

	Year ended December 31,
	2005			2004			2003
	RevPAR	Occ.	ADR	RevPAR	Occ.	ADR	RevPAR	Occ.	ADR
Franchise Affiliation
Super 8	$26.82	58.7%	$45.72	$26.68	59.4%	$44.95	$27.19	60.1%	$45.23
Comfort Inn/Comfort Suites	45.39	69.3%	65.46	43.55	68.1%	63.97	42.77	67.9%	63.01
Hampton Inn	47.04	69.6%	67.62	45.31	70.6%	64.15	42.68	67.8%	62.93
Holiday Inn Express	44.71	64.9%	68.85	40.17	59.5%	67.50	40.01	62.3%	64.18
Suites at Key Largo	72.62	68.0%	106.85	85.97	71.0%	121.11	84.59	76.1%	111.16
Ramada Limited	44.87	73.2%	61.26	40.18	68.3%	58.80	32.62	58.5%	55.72
Guest House Inn	35.43	62.0%	57.16	31.52	58.1%	54.25	25.77	49.3%	52.22
Days Inn	35.66	62.9%	56.67	32.27	58.0%	55.66	34.44	62.7%	54.90
Sleep Inn(1)	41.71	77.6%	53.73	—	—	—	—	—	—
Portfolio	$33.68	62.4%	$54.00	$32.64	62.1%	$52.59	$32.44	62.3%	$52.11

(1)	Acquired in 2005.

The following tables present our RevPAR, ADR, and occupancy by state and by franchise affiliation for the nine month periods ended September 30, 2006 and September 30, 2005. The comparisons from continuing operations include 85 and 70 hotels for the nine months ended September 30, 2006 and September 30, 2005, respectively.

	Nine months ended Sept. 30, 2006			Nine months ended Sept. 30, 2005
State	RevPAR	Occupancy	ADR	RevPAR	Occupancy	ADR
Arkansas	$29.16	58.1%	$50.22	$30.24	60.3%	$50.13
Delaware	67.59	71.7%	94.27	64.72	77.0%	84.09
Florida	55.96	64.2%	87.16	54.28	70.8%	76.70
Indiana(1)	54.59	69.7%	78.32	—	—	—
Iowa	30.05	66.7%	45.04	28.93	65.3%	44.29
Kansas	31.65	64.6%	49.03	29.78	62.9%	47.38
Kentucky	39.46	67.9%	58.12	40.24	65.0%	61.85
Maryland	57.05	63.5%	89.83	54.30	68.5%	79.23
Missouri	26.85	59.8%	44.91	25.82	57.2%	45.12
Nebraska	27.28	58.7%	46.44	24.36	55.6%	43.78
North Carolina	37.83	61.4%	61.66	35.07	58.0%	60.51
Pennsylvania	49.39	66.0%	74.83	49.14	68.0%	72.25
South Dakota	28.17	63.6%	44.33	27.24	60.0%	45.38
Tennessee	39.89	59.1%	67.55	46.07	74.9%	61.52
Virginia	42.59	71.6%	59.45	43.30	74.3%	58.26
West Virginia	53.16	80.7%	65.85	51.27	81.2%	63.17
Wisconsin	37.14	67.3%	55.18	34.29	61.1%	56.13
Hotel Subtotal	37.36	64.9%	57.57	34.70	64.1%	54.11
Georgia—Savannah Suites(1)	18.00	71.7%	25.10	—	—	—
South Carolina—Savannah Suites(1)	13.80	73.7%	18.72	—	—	—
Savannah Suites Subtotal	17.23	72.1%	23.91	—	—	—
Portfolio	$36.82	65.1%	$56.58	$34.70	64.1%	$54.11

	Nine months ended Sept. 30, 2006			Nine months ended Sept. 30, 2005
	RevPAR	Occupancy	ADR	RevPAR	Occupancy	ADR
Franchise Affiliation
Super 8	$28.81	62.5%	$46.06	$27.73	60.4%	$45.89
Comfort Inn/Comfort Suites	48.64	69.3%	70.17	47.90	72.5%	66.06
Hampton Inn	58.31	72.8%	80.05	48.13	68.4%	70.33
Holiday Inn Express	49.86	71.0%	70.20	46.20	66.5%	69.44
Ramada Limited	49.81	67.6%	73.66	44.92	73.3%	61.31
Guest House Inn	37.03	51.7%	71.60	35.76	61.2%	58.43
Days Inn	37.72	63.1%	59.79	35.53	63.3%	56.12
Sleep Inn	51.87	79.4%	65.36	43.98	82.1%	53.58
Supertel Inn(2)	35.77	47.3%	75.69	55.64	75.0%	74.22
Hotel Subtotal	37.36	64.9%	57.57	34.70	64.1%	54.11
Savannah Suites(1)(2)	17.23	72.1%	23.91	—	—	—
Portfolio	$36.82	65.1%	$56.58	$34.70	64.1%	$54.11

(1)	Acquired in 2006.
(2)	Three hotels operate as a Supertel Inn and six hotels operate as Savannah Suites and are not affiliated with a national franchise.

Note: Certain information from the prior year has been reclassified to conform with the current year presentation.

The following table sets forth certain operating information for our entire hotel portfolio for the years ended December 31, 2005 and 2004 and for the nine months ended September 30, 2006 and 2005.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	% Change	2006	2005	% Change
ADR	$54.00	$52.59	2.7%	$56.58	$54.11	4.6%
Occupancy	62.4%	62.1%	0.5%	65.1%	64.1%	1.6%
RevPAR	$33.68	$32.64	3.2%	$36.82	$34.70	6.1%

Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex or subjective judgments. We have identified the following principal accounting policy that has a material effect on our consolidated financial statements:

Impairment of assets

If events or changes in circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized. If a decision is made to sell a hotel property, we evaluate the recoverability of the carrying amount of the asset. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as revenues and occupancies for the properties, recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The estimates are subject to revision as market conditions and management’s assessment of them change. If we misjudge or estimate incorrectly, we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, and the amount of these charges may be inaccurate.

Results of Operations

Comparison of the nine months ended September 30, 2006 to the nine months ended September 30, 2005.

Operating results are summarized as follows (in thousands):

	Nine Months Ended September 30,
	2006	2005	Continuing Operations Variance
	Continuing Operations	Continuing Operations
Revenues	$58,357	$45,806	$12,551
Hotel and property operations expenses	(39,943)	(31,336)	(8,607)
Interest expense	(5,804)	(4,245)	(1,559)
Depreciation and amortization expense	(6,329)	(4,982)	(1,347)
General and administrative expenses	(2,092)	(1,825)	(267)
Net gains (losses) on dispositions of assets	(6)	1	(7)
Minority interest	(272)	(181)	(91)
Income tax expense	(261)	(235)	(26)

	$3,650	$3,003	$647

Revenues and Operating Expenses

Revenues from continuing operations increased by approximately $12.6 million for the nine months ended September 30, 2006 compared to the year-ago period, of which $10.5 million was due to our acquisition of fifteen additional hotel properties which have been owned less than 12 months as of September 30, 2006. The increase in revenue was also due, in part, to an increase in ADR of $2.47 or 4.6% and a 1.6% increase in occupancy, which resulted in a $2.12 or 6.1% increase in RevPAR for the nine months ended September 30, 2006, compared to the year-ago period.

During the same period, hotel and property operations expenses increased approximately $8.6 million, of which $7.0 million was due to our acquisition of additional hotel properties. The remaining increase of $1.6 million is primarily due to increases in payroll, advertising, franchise fees and utilities expense.

Interest Expense and Depreciation Expense

Interest expense increased by $1.6 million, which is due primarily to increased debt used to fund acquisitions. Depreciation expense increased $1.3 million, primarily due to acquisitions and asset additions which are outpacing the amount of assets exceeding their useful life.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2006 increased $267,000 compared to the year ago period. The increase is primarily the result of an increase in shareholder relation expenses and professional fees.

Income Tax Benefit

The income tax benefit is related to our taxable subsidiary, TRS Lessee, a C corporation. The income tax expense increased by approximately $26,000 during the nine months ended September 30, 2006 compared to the year ago period, due to increased income by TRS Lessee in 2006 compared to the 2005 period.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2005			2004			Continuing Operations Variance
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Revenues	$60,695	$—	$60,695	$57,809	$635	$58,444	$2,886
Hotel and property operations expenses	42,372	—	42,372	41,242	636	41,878	(1,130)
Interest expense	5,959	—	5,959	5,559	24	5,583	(400)
Depreciation and Amortization expense	6,863	—	6,863	6,418	75	6,493	(445)
General and administrative expenses	2,526	—	2,526	2,134	—	2,134	(392)
Termination and Relocation Costs	—	—	—	1,169	—	1,169	1,169
Net gains (losses) on dispositions of assets and provision for impairment loss	(2)	—	(2)	(12)	745	733	10
Minority interest	226	—	226	218	—	218	(8)
Income tax expense (benefit)	(31)	—	(31)	(242)	(33)	(275)	(211)

	$2,778	$—	$2,778	$1,299	$678	$1,977	$1,479

Revenues and Operating Expenses

Revenues from continuing operations increased by approximately $2.9 million during 2005, of which $1.6 million was due to our acquisition of hotel properties during 2005. The increase in revenue was also due, in part, to an increase in ADR of $1.41 or 2.7% and a 0.3% increase in occupancy, which resulted in a $1.04 or 3.2% increase of RevPAR for the year ended December 31, 2005 compared to the year-ago period.

Hotel and property operations expenses, from continuing operations increased by approximately $1.1 million during 2005, due to acquisition of hotel properties during 2005 with operations expense of $1.2 million.

Interest Expense and Depreciation Expense

Interest expense, from continuing operations increased by approximately $400,000, due partially to acquisitions and rising rates. Depreciation expense increased $445,000, primarily due to acquisitions and asset additions outpacing the amount of assets exceeding their useful life. General and administrative cost increased by approximately $392,000, due primarily to increases in payroll/taxes/benefits and consulting fees during 2005.

Termination and Relocation Costs

There were no termination and relocation costs during 2005. The 2004 cost of $1.2 million was a result of termination fees directly related to TRS Lessee terminating its hotel management agreement with Humphrey Hospitality Management (HHM) for $500,000 and agreeing to reimburse HHM for certain employment-related severance costs of approximately $189,000. Additional one-time expenses associated with the termination of the hotel management agreement and a related decision to relocate the corporate offices from Columbia, MD to Norfolk, NE approximated $379,000, which is primarily represented by executive separation agreements, legal and consulting services. In addition, capitalized expenditures for replacement software and computer equipment totaled approximately $225,000.

Income Tax

The income tax expense (benefit) is related to the taxable earnings (loss) from our taxable subsidiary, TRS Lessee. Management believes the federal and state income tax rate for TRS Lessee will be approximately 40%. The tax benefit is a result of TRS Lessee’s losses for the year ended December 31, 2005 and 2004. The income tax expense (benefit) will vary based on the taxable earnings of TRS Lessee, a C corporation. The income tax benefit decreased by approximately $211,000 during 2005 compared to the year ago period, due to a reduced loss by TRS Lessee in 2005 compared to 2004.

Dispositions

In 2005, no hotel sales were realized. In 2004, we recognized net gains on the disposition of assets of approximately $733,000, due primarily to net gains on the sale of five hotels ($745,000, net of built-in gain taxes of $286,000). No impairment charges were recorded for 2005 and 2004.

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2004			2003			Total Variance
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Revenues	$57,809	$635	$58,444	$57,404	$4,499	$61,903	$(3,459)
Hotel and property operations expenses	41,242	636	41,878	41,640	3,788	45,428	3,550
Interest expense	5,559	24	5,583	6,244	542	6,786	1,203
Depreciation and Amortization expense	6,418	75	6,493	6,435	461	6,896	403
General and administrative expenses	2,134	—	2,134	2,052	—	2,052	(82)
Termination and Relocation Costs	1,169	—	1,169	—	—	—	(1,169)
Net gains (losses) on dispositions of assets and provision for impairment loss	(12)	745	733	(543)	961	418	315
Minority interest	218	—	218	270	—	270	52
Income tax expense (benefit)	(242)	(33)	(275)	(61)	(59)	(120)	155

	$1,299	$678	$1,977	$281	$728	$1,009	$968

Revenues and Operating Expenses

Revenues declined by approximately $3.5 million during 2004, due primarily to the sale of 12 hotel properties during 2004 and 2003 ($3.8 million), five of which were sold in 2004, offset by a slight increase in comparable RevPAR ($.20 or $343,000).

Hotel and property operations expenses declined by approximately $3.6 million during 2004, due primarily to the sale of 12 hotel properties during 2004 and 2003 ($3.2 million) and lower costs of ancillary services ($67,000), lower labor cost ($94,000), lower fixed cost ($387,000) and increased benefit cost $296,000.

Interest Expense and Depreciation Expense

Interest expense declined by approximately $1.2 million during 2004, due primarily to the early extinguishment of long-term debt using the proceeds from the sale of 12 hotel properties since January 1, 2003. Depreciation expense also declined ($403,000), primarily as a result of the sale of certain of our hotel properties. General and administrative costs increased by approximately $82,000 (payroll/taxes/benefits increased $79,000) during 2004.

Termination and Relocation Costs

Termination and relocation costs in 2004 reflect termination fees directly related to TRS Lessee terminating its hotel management agreement with HHM ($500,000) and agreeing to reimburse HHM for certain employment-related severance costs of approximately $189,000. Additional one-time expenses associated with the termination of the hotel management agreement and a related decision to relocate the corporate offices from Columbia, MD to Norfolk, NE approximated $379,000, which is primarily represented by executive separation agreements, legal and consulting services. In addition, capitalized expenditures for replacement software and computer equipment totaled to approximately $225,000.

Income Tax

The income tax expense (benefit) is related to the taxable earnings (loss) from our taxable subsidiary, TRS Lessee. Management believes the federal and state income tax rate for TRS Lessee will be approximately 40%. The tax benefit is a result of TRS Lessee’s losses for the year ended December 31, 2004 and 2003. The income tax expense (benefit) will vary based on the taxable earnings of TRS Lessee, a C corporation. The income tax benefit increased by approximately $155,000 during 2004 compared to 2003, due to an increased loss by TRS Lessee in 2004 compared to 2003.

Dispositions

In 2004, we recognized net gains on the disposition of assets of approximately $733,000, due primarily to net gains on the sale of five hotels ($745,000, net of built-in gain taxes of $286,000). In 2003, we recognized net gains on the disposition of assets of approximately $418,000, due primarily to net gains on the sale of seven hotels ($961,000, net of built-in gain taxes of $178,000) and a provision for built-in gain taxes which was reduced ($300,000) based on a change in the allocation of hotel sales proceeds from us to TRS Lessee.

Impairment Charges

In 2004, no impairment charges were recorded. In 2003, we recorded impairment charges on three hotels ($1,152,000) and two additional hotels which did not meet our criteria for classification as held for sale at December 31, 2003 ($917,000), which were later sold during 2004.

Liquidity and Capital Resources

Our income and ability to meet our debt service obligations, and make distributions to our shareholders, depends upon the operations of the hotels being conducted in a manner that maintains or increases revenue, or reduces expenses, to generate sufficient hotel operating income for TRS Lessee to pay the hotels’ operating expenses, including management fees and rents to us. We depend on rent payments from TRS Lessee to pay our operating expenses and debt service and to make distributions to shareholders.

We expect to meet our short-term liquidity requirements generally through borrowings on our revolving credit facility with Great Western Bank and net cash provided by operations. We believe that our available borrowing capacity and net cash provided by operations will be adequate to fund both operating requirements and the payment of dividends in accordance with REIT requirements. We expect to meet our long-term liquidity requirements, such as scheduled debt maturities, through long-term secured and unsecured borrowings and the issuance of additional securities.

Financing

At September 30, 2006, we had long-term debt of $124.1 million, consisting of notes and mortgages payable, with a weighted average term to maturity of 5.8 years and a weighted average interest rate of 7.6%. Aggregate annual principal payments for the remainder of 2006 and thereafter are as follows (in thousands):

2006	$3,608
2007	14,052
2008	17,179
2009	15,861
2010	2,865
Thereafter	70,578

$124,143

On November 30, 2006, using borrowings from our lines of credit, we paid $1.0 million of a $3.0 million note due on that date with Independent Operators of America, and refinanced the balance by entering into an amendment of the note extending the maturity of the $2.0 million principal balance to May 31, 2007 and providing for interest at 12.0% (no interest if paid in full before December 31, 2006).

The remainder of the maturities in 2006, approximately $0.6 million, consist of principal amortization on other mortgage loans, which we expect to fund through cash flows from operations.

We are required to comply with certain quarterly covenant compliance tests for some of our lenders. As of September 30, 2006, we are in compliance with the debt covenants of our lenders.

The $27.65 million purchase price for the six Savannah Suites hotels acquired on August 18, 2006 was funded by $3.4 million of borrowings from our existing credit facilities with Great Western Bank and a $17.85 million term loan and $6.4 million bridge loan from General Electric Capital Corporation, or GECC, entered into on August 18, 2006 by Supertel Limited Partnership. The GECC term loan requires monthly interest payments in the first two years of the loan, monthly interest and principal (equal to one-twelfth of one percent of the loan amount) payments in the third year of the loan and monthly interest and principal (amortized over twenty years) payments in the fourth through tenth years of the loan. The principal balance of the GECC term loan is due and payable on September 1, 2016. The GECC term loan bears interest at three-month LIBOR plus 1.70% (reset monthly) and can be converted to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. The GECC bridge loan requires monthly interest payments with the principal balance due and payable on March 1, 2007. The GECC bridge loan bears interest at three-month LIBOR plus 5.00% (reset monthly).

The GECC loans are guaranteed by us. The GECC loans are secured by first priority mortgages or deeds to secure debt on the six acquired hotels and the tangible and intangible property located on or used exclusively in connection with the operations on the hotel properties, including inventory, equipment, fixtures, accounts and general intangibles. The GECC loans contain certain affirmative and negative covenants with which Supertel Limited Partnership must comply, including maintenance of a 1.3:1 fixed charge coverage ratio with respect to the hotels, maintenance of insurance, reporting requirements and restrictions on property transfers and the granting of liens. Customary events of default are included in the GECC loans, including payment defaults, breaches of covenants and insolvency/bankruptcy events, the occurrence of which give GECC the right to accelerate repayment of the loans.

The purchase of the seventh Savannah Suites hotel on November 16, 2006 was funded through borrowing $5.35 million on our revolving credit facility with Great Western Bank.

The purchase price for the five hotels in the Motels of America portfolio is $24 million, which we intend to fund from existing credit facilities, a $4.8 million bridge loan and a $15.6 million term loan. We expect to repay the bridge loan with a portion of the proceeds of this offering. The closing of the acquisitions is expected to occur in December 2006, and is subject to customary closing conditions including inspections (i.e., property and title surveys, environmental surveys and appraisals), accuracy of representations and warranties and compliance with covenants and obligations under the purchase agreements.

Series A Convertible Preferred Stock

On December 30, 2005, we sold 1,521,258 shares of 8% Series A convertible preferred stock. The shares were sold for $10.00 per share and bear a liquidation preference of $10.00 per share. Underwriting and other costs of the offering totaled $1.2 million. The proceeds were used to reduce borrowings under our revolving credit facility with Great Western Bank.

Dividends on the Series A convertible preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A convertible preferred stock accrue regardless of whether or not we have earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and earn additional dividends at 8%, compounded monthly.

The Series A convertible preferred stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to all classes or series of our common stock and junior to all of our existing and future indebtedness. Upon liquidation the Series A convertible preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. We will not pay any distributions, or set aside any funds for the payment of distributions, on our common stock unless we have also paid (or set aside for payment) the full cumulative distributions on the Series A convertible preferred shares for the current and all past dividend periods. The outstanding Series A convertible preferred shares do not have any maturity date, and are not subject to mandatory redemption.

Each share of Series A convertible preferred stock is convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. We may not optionally redeem the Series A convertible preferred shares prior to January 1, 2009, except in limited circumstances to preserve our status as a REIT.

The conversion rights of the holders of the Series A convertible preferred stock are subject to cancellation on or after December 31, 2008 if the closing price of our common stock on the Nasdaq National Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. We will issue a conversion cancellation notice to holders of the Series A convertible preferred stock specifying the date the conversion rights will be deemed cancelled. In the event we issue a conversion cancellation notice, the Series A convertible preferred stock will be redeemable on or after January 1, 2009 for cash, at our option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date. Otherwise the Series A convertible preferred stock will be redeemable for cash, at our option in whole or in part from time to time in part, at:

■	$10.80 per share on or after January 1, 2009

■	$10.40 per share on or after January 1, 2010

■	$10.00 per share on or after January 1, 2011,

plus, in each case, accrued and unpaid dividends to the redemption date.

In connection with the issuance of the Series A convertible preferred stock, we issued to Anderson & Strudwick, our selling agent for the Series A convertible preferred stock, warrants to purchase 126,311 shares of Series A convertible preferred stock at an exercise price of $12.00 per share. The warrants expire on December 31, 2010.

Redemption of Preferred Operating Partnership Units

We own, through our wholly-owned subsidiary, Supertel Hospitality REIT Trust, an approximate 96% general partnership interest in Supertel Limited Partnership, through which we own 29 of our hotels at September 30, 2006. Supertel Hospitality REIT Trust is the sole general partner of the limited partnership, and the remaining approximate 4% is held by limited partners who hold, as of September 30, 2006, 372,195 common operating partnership units and 195,610 preferred operating partnership units. Each limited partner of Supertel Limited Partnership may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of our shares of common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of our shares of common stock the limited partner would have received if we chose to purchase the units for common stock. We anticipate that we generally will elect to purchase the common units for common stock. The preferred units are convertible by the holders into common units on a one-for-one basis or may be redeemed at the option of the holders for cash at $10 per unit until October 2009. The preferred units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of Supertel Limited Partnership.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet financing transactions.

Contractual Obligations

Below is a summary of certain obligations that will require capital (in thousands) as of December 31, 2005:

Payments Due by Period
Contractual Obligations	Total	Less than 1 Year(1)	1-3 Years	4-5 Years	More than 5 years
Long-term debt including interest	$128,559	$11,966	$26,334	$26,653	$63,606
Land leases	2,742	59	118	118	2,447

Total contractual obligations	$131,301	$12,025	$26,452	$26,771	$66,053

(1)	Represents payments due for the balance of 2006.

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We also have management agreements with Royal Host Management and Guest House Inn for the management of our hotel properties.

Inflation

Operators of hotel properties, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our hotel management companies to raise room rates.

Seasonality

The operations of hotel properties historically have been seasonal depending on location and, accordingly, we expect some seasonality in our business.

Geographic Concentration

We are an owner and acquirer of nationally franchised limited-service properties in secondary and tertiary markets, primarily in east coast and mid-west states. We recently acquired seven Savannah Suites economy extended stay hotels in Georgia and South Carolina.

Quantitative and Qualitative Disclosures about Market Risk

The market risk associated with financial instruments and derivative financial or commodity instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable rate borrowings. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. In order to achieve this objective, we rely primarily on long-term, fixed rate non-recourse loans from institutional lenders to finance our hotels. We are not currently using derivative financial or commodity instruments to manage interest rate risk.

Management monitors our interest rate risk closely. The table below presents the annual maturities, weighted average interest rates on outstanding debt at the end of each year and fair values required to evaluate the expected cash flows under debt and related agreements, and our sensitivity to interest rate changes at December 31, 2005. Information relating to debt maturities is based on expected maturity dates and is summarized as follows (in thousands):

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Fixed Rate Debt	$5,180	$2,515	$2,698	$15,367	$2,125	$48,366	$76,251	$80,746
Average Interest Rate	7.29%	7.32%	7.31%	7.26%	7.03%	6.71%	7.09%	—
Variable Rate Debt	$193	$9,851	$225	$242	$262	$4,984	$15,757	$15,095
Average Interest Rate	7.38%	7.49%	7.61%	7.61%	7.61%	7.61%	7.52%	—

As the table incorporates only those exposures that exist as of December 31, 2005, it does not consider exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations would depend on the exposures that arise after December 31, 2005.

Other

To maintain our REIT tax status, we generally must distribute at least 90% of our REIT taxable income to our stockholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by our board of directors based on our actual results of operations, economic conditions, capital expenditure requirements and other factors that our board of directors deems relevant.

OUR INDUSTRY SEGMENTS

Our Super 8, Savannah Suites, Supertel Inn, Guest House Inn and Days Inn hotels are classified as “economy” hotels. Our Comfort Inn, Comfort Suites, Hampton Inn, Holiday Inn Express Sleep Inn and Ramada Limited hotels are classified as “midscale without food and beverage” hotels. We refer to our entire portfolio as limited service hotels. As of September 30, 2006, 56 of our properties, representing 65.9% of our portfolio, 66.5% of our rooms and 48.9% of our year-to-date hotel revenue, were in the economy segment and 29 properties representing 34.1% of our portfolio, 33.5% of our rooms and 51.1% of our year-to-date hotel revenue, were in the midscale without food and beverage segment.

We believe demand growth in our industry segments will continue to outpace supply growth for the remainder of 2006 through 2008 which should lead to continued increases in room rate, occupancy and RevPAR.

The industry segment data and forecasts referred to in this section are from PricewaterhouseCoopers Hospitality Directions June 2006.

Economy Segment

According to PricewaterhouseCoopers Hospitality Directions June 2006, “a combination of near-zero supply growth with positive demand growth will lead to occupancy of 61.5 percent by 2008, the highest occupancy since 1990” for the economy segment.

Demand. Demand in the economy hotel segment, measured by average daily rooms sold, increased in 2004 and 2005 by 2.0% and 3.5% year-over-year, respectively, and estimates for 2006, 2007 and 2008 demand growth are 2.8%, 1.8% and 1.8%, respectively.

Supply. As demand growth in the economy segment began to improve in 2004, supply growth has been flat or negative over the same period. Positive supply growth is not expected to occur in the economy segment until 2008, with an estimated increase of 0.1% in 2008.

RevPAR. Following year-over-year declines of 3.7% and 1.4% in 2002 and 2003, respectively, RevPAR for the economy segment increased by 4.7% and 7.6% in 2004 and 2005, respectively. Estimates for RevPAR growth in 2006, 2007 and 2008 are 9.1%, 5.8% and 5.6% respectively.

Midscale Without Food and Beverage Service Segment

According to PricewaterhouseCoopers Hospitality Directions June 2006, occupancy in the midscale without food and beverage is “forecasted to stabilize around 62 percent” with ADR gains of approximately 8.7% in 2006 over 2005. Occupancy is forecasted to reach 69.1% by 2008, the highest occupancy since 1995.

Demand. Lodging demand in this segment, measured by average daily rooms sold, increased year-over-year by 5.1%, 4.4%, 6.3% and 4.8% in 2002, 2003, 2004 and 2005, respectively. Estimates for year-over-year demand growth in 2006, 2007 and 2008 are 6.0%, 4.3% and 4.5% respectively.

Supply. Historically, periods of strong lodging industry performance have been followed by an increase in the growth of new hotel supply as availability of new development capital increases. Although improving operating fundamentals encourage new construction, development may require up to several years to complete. As a result, supply growth typically lags behind growth in demand. Supply growth in the midscale without food and beverage segment has lagged demand growth by an average of approximately 1.8% from 2002 through 2005. Supply growth in 2006, 2007 and 2008 is expected to be 2.3%, 3.4% and 3.8%, respectively versus forecasted demand growth in 2006, 2007 and 2008 of 6.0%, 4.3% and 4.5%, respectively.

RevPAR. Following a 0.6% decrease in 2002, RevPAR for the midscale without food and beverage segment rebounded with increases in 2003, 2004, and 2005 of 0.6%, 7.2%, and 11.7%, respectively. Estimates for RevPAR growth in 2006, 2007 and 2008 are 12.6%, 8.0% and 7.8%, respectively.

OUR BUSINESS

Overview

We are a self-administered REIT. We own 86 limited service hotels in 19 states and one office building, and our hotels operate under several national franchise brands, the majority of which are Super 8®, Comfort Inn® and Comfort Suites®. Seventy-nine of the hotels are operated by Royal Host Management and the remaining seven are currently managed on an interim basis by Guest House Inn. Our primary objective is to increase shareholder value through increasing the operating returns of the hotels, and by acquiring equity interests in hotels that meet our investment criteria.

We were incorporated in Virginia on August 23, 1994. Our common stock began to trade on the Nasdaq Global Market on October 30, 1996, and our preferred stock began to trade on the Nasdaq Global Market on December 30, 2005.

Our Strategies

Acquisition Strategy

Any acquisition, investment or purchase of property requires approval of the investment committee of our board of directors. Our general investment criteria are described below:

■	nationally or regionally franchised hotels in locations with relatively high demand for rooms, relatively low supply of competing hotels and significant barriers to entry into the hotel business, such as a scarcity of suitable hotel sites or zoning restrictions;

■	hotels which could benefit from new management, a new marketing strategy and association with a national franchisor;

■	hotels which could benefit significantly from renovations; and

■	hotels in attractive locations that could benefit by changing franchises to a grade that is more appropriate for the location and clientele.

Our organizational documents do not limit the types of investments we can make; however, our intent is to focus primarily on economy, midscale without food and beverage and extended-stay hotel properties.

Internal Growth Strategy

We seek to grow internally through improvements to our hotel operating results, principally through increased occupancy and average daily rates, and through reductions in operating expenses. As a REIT, we are required to distribute 90% of our REIT taxable income as dividends to our stockholders each year. Thus, internally generated cash flow will principally be used to pay dividends and any residual cash flow, together with cash flow from external financing sources, may be used to fund ongoing capital improvements, including furniture, fixtures and equipment, to our hotels and to meet general corporate and other working capital needs.

Development Strategy

Subject to market conditions and the availability of financing, we may selectively grow through the development of new, limited-service hotel properties. We are interested in sites that offer the potential to attract a diverse mix of market segments, such as business travel and tourism.

Our site selection criteria include some or all of the following characteristics:

■	urban or resort locations with relatively high demand for rooms, a relatively low supply of competing hotels and significant barriers to entry in the hotel business;

■	areas that have strong industrial bases with the potential for future growth;

■	communities with state or federal installations, colleges or universities; and

■	sites that currently have an aging hotel presence.

The above criteria describe the basic characteristics that we look for prior to committing to the development of a new hotel. Sites that are selected may have some or all of the market characteristics described above, as well as characteristics that are not specifically described herein. Sites selected by us will not necessarily possess all of these characteristics.

Disposition Strategy

We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which the board of directors deems relevant. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. The proceeds from the sale of these hotels were used primarily to repay existing debt. We did not sell any hotels in 2005 and do not plan to sell any of our hotels in 2006. None of our hotels are classified as being held for sale.

Financing Strategy

We intend to meet our short-term liquidity needs through borrowings on our revolving credit facilities and net cash provided by operations. We expect to meet our long-term liquidity needs through long-term secured and unsecured borrowings and the issuance of additional securities. In determining the source of capital to meet our long-term liquidity needs, we evaluate our level of indebtedness and leverage ratio, our cash flow expectations, the state of the capital markets, interest rates and other terms for borrowing, and the relative timing considerations and costs of borrowing or issuing additional securities. Our long-term debt includes our revolving credit facilities and our long-term secured borrowings. We seek to maintain a stabilized leverage ratio in the range of 40% to 55% of long-term debt to our aggregate investment in our properties. Our strategy in financing acquisitions is to borrow 60% to 75% of the acquisition through advances from our revolving credit facilities or through long-term secured borrowings. The leverage ratio of the long-term debt secured by our properties declines through scheduled principal installment payments or refinancings which permits us to maintain our overall goal of 40% to 55% range of long-term debt to our aggregate investment in properties. Our leverage ratio was 41% as of September 30, 2006. Our aggregate investment in properties consists of our cost of acquisition and development before depreciation. We prefer fixed rates of interest for our long-term secured financing; however, if at the time of financing we believe that fixed rates of interest will decline within two or three years thereafter, we may borrow funds with floating rates of interest and later refinance the debt when we believe fixed rates of interest are more favorable.

Our debt covenants with certain of our lenders generally require us to maintain minimum debt service coverage ratios of 1.15:1 to 1.5:1, and loan-to-value ratios that do not exceed the range of 55% to 65%.

Competitive Strengths

We believe we distinguish ourselves from other owners and acquirors of limited service hotel properties through our competitive strengths, which include:

■	Experienced Management Team. We believe the extensive hotel industry experience of our senior management team will enable us to effectively implement our business strategies. Our senior management team of Paul Schulte and Donavon Heimes has a combined 30 years of hotel industry experience, including extensive experience in lodging, real estate and related service industries, including hotel asset management, acquisitions, mergers, dispositions, development, redevelopment and financing.

■	Proven Acquisition Capability. Our senior management team has established a broad network of hotel industry contacts and relationships, including relationships with limited service hotel owners, financiers, operators, commercial real estate brokers and other key industry participants. These industry relationships have provided us with valuable sources of potential hotel property investment opportunities. We believe that our ability to quickly identify, negotiate, finance and consummate acquisitions has positioned us as a preferred buyer of limited service hotel properties.

■

Growth-Oriented Capital Structure. Upon completion of, and application of the net proceeds from, this offering and the closing of the acquisitions of the Motels of America portfolio, on a pro forma basis we will have approximately $111.4 million in debt, representing a leverage ratio of approximately 41% of our pro forma total investments at the quarter ended September 30, 2006. We have a $22 million revolving credit facility with Great Western Bank, a $3 million revolving credit facility with BankFirst and a $2.35 million revolving credit facility with Wells Fargo Bank National Association. We intend to use approximately $26.98 million of the proceeds from this offering to repay our outstanding indebtedness under these credit facilities. Additionally, we intend to use approximately $8.42 million of the proceeds from this offering to repay outstanding indebtedness under a note and a bridge loan we entered into in connection with the acquisition of hotels, and approximately $7.1 million to repay indebtedness we expect to incur in acquiring the Motels of America portfolio. We intend to use the remaining net proceeds of approximately $1.3 million for general corporate purposes. Amounts repaid under our revolving credit facilities may be reborrowed. We maintain a target leverage ratio of 40% to 55% of our aggregate property investment.

Franchise Information

Our hotels currently operate under the following franchise brands:

	Franchise Brand	Number of Hotels
(a)	Super 8(1)	45
(b)	Comfort Inn/Comfort Suites(2)	21
(c)	Hampton Inn(3)	3
(d)	Holiday Inn Express(4)	3
(e)	Sleep Inn(2)	1
(f)	Days Inn(1)	1
(g)	Ramada Limited(1)	1
(h)	Guest House Inn(5)	1

(1)	Super 8®, Ramada Limited®, and Days Inn® are registered trademarks of Wyndham Worldwide.
(2)	Comfort Inn®, Comfort Suites® and Sleep Inn® are registered trademarks of Choice Hotels International, Inc.
(3)	Hampton Inn® is a registered trademark of Hilton Hotels Corporation.
(4)	Holiday Inn Express® is a registered trademark of Six Continents Hotels, Inc.
(5)	Guesthouse® is a registered trademark of Guesthouse International Franchise Systems, Inc.

Ten of our hotels are not affiliated with a national franchise brand. Seven of these hotels operate under the Savannah Suites name and three of these hotels operate under the Supertel Inn name.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, revenues for hotels operating in the geographic areas in which we operate are greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year. Historically, overall hotel operations reflect this seasonal pattern.

Competition

The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on revenues, occupancy and the average daily room rate of the hotels or at hotel properties acquired or developed in the future. A number of our hotels have experienced increased competition in the form of newly constructed competing hotels in the local markets, and we expect the entry of new competition to continue in several additional markets over the next several years.

We may compete for investment opportunities with entities that have substantially greater financial resources than us. These entities generally may be able to accept more risk than we can prudently manage. Competition in general may reduce the number of suitable investment opportunities for us and increase the bargaining power of property owners seeking to sell. Further, we believe that competition from entities organized for purposes substantially similar to our objectives could increase significantly.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral. Under these environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities at a property. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

Our company could be responsible for the costs discussed above if it found itself in one or more of these situations. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distribution to our shareholders. To determine whether any costs of this nature might be required, we commissioned Phase I environmental site assessments, or “ESAs” before we acquired our hotels, and in 2002, commissioned new ESAs for 32 of our hotels in conjunction with a refinancing of the debt obligations of those hotels. These studies typically included a review of historical information and a site visit, but not soil or groundwater testing. We obtained the ESAs to help us identify whether we might be responsible for cleanup costs or other costs in connection with our hotels. The ESAs on our hotels did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

Legal Proceedings

We are not a party to, nor are any of our properties subject to, any material legal proceedings. We are, from time to time, engaged in routine litigation incidental to the business.

Insurance

We maintain comprehensive insurance on each of our hotels, including liability, fire and extended coverage of the type and amount we believe are customarily obtained for or by hotel owners. However, various types of catastrophic losses, like earthquakes, floods and wars, may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not be able to cover the full current market value or replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. If an uninsured loss occurs, we may lose both our invested capital and anticipated profits from the property. Our insurance premiums may increase significantly in the future, which may have a materially adverse impact on our cash flow. Furthermore, we may not be able to purchase policies in the future with coverage limits and deductibles similar to those purchased for the year 2006. Because it is impossible to determine what kind of policies will be available in the future and at what prices, we are unable to determine whether we will be able to maintain insurance coverage levels similar to those secured for 2006. Our real property insurance policies include limited terrorism coverage, except for acts of war.

Employees

At September 30, 2006, we had 13 employees. Royal Host Management and Guest House Inn, managers of 79 of our hotels and 7 of our hotels, respectively, have a workforce of approximately 1,500 employees dedicated to the operation of our hotels.

Our Properties

We own a total of 86 hotels located in 19 states and one office building. Our hotels operate under several national brands, the majority of which are Super 8®, Comfort Inn® and Comfort Suites®.

Our Properties.

The following table sets forth information with respect to our hotels:

Hotel and Location	Date Acquired	Number of Rooms
Super 8®:
Batesville, Arkansas	October 6, 1992	49
Fayetteville, Arkansas	May 17, 1993	83
Anamosa, Iowa	October 20, 2000	35
Burlington, Iowa	December 30, 1986	62
Charles City, Iowa	October 20, 2000	43
Clarinda, Iowa	January 10, 2006	40
Clinton, Iowa	July 25, 1998	63
Creston, Iowa	September 19, 1978	123
Ft. Madison, Iowa	January 4, 1995	41
Iowa City, Iowa	December 21, 1985	86
Keokuk, Iowa	February 2, 1985	61
Mt. Pleasant, Iowa	August 29, 1988	55
Muscatine, Iowa	January 1, 1995	63
Pella, Iowa	March 15, 1990	40
Storm Lake, Iowa	October 11, 1990	59
El Dorado, Kansas	July 16, 1992	49
Hays, Kansas	May 31, 1987	77
Lenexa, Kansas	December 22, 1989	101
Manhattan, Kansas	November 23, 1987	87
Parsons, Kansas	March 15, 1996	48
Pittsburg, Kansas	August 14, 1987	64
Wichita, Kansas	February 17, 1989	119
Wichita-(Park City), Kansas	November 7, 1994	59
Jefferson City, Missouri	July 2, 1991	77
Kingdom City, Missouri	June 6, 1989	62
Kirksville, Missouri	August 28, 1996	61
Moberly, Missouri	August 1, 1987	60
Neosho, Missouri	August 27, 1998	58
Sedalia, Missouri	March 6, 1987	87
West Plains, Missouri	November 5, 1990	49
Aksarben-Omaha, Nebraska	May 23, 1986	73
Columbus, Nebraska	December 31, 1981	63
Cornhusker-Lincoln, Nebraska	October 29, 1983	133
Norfolk, Nebraska	November 2, 1994	66
Omaha, Nebraska	February 18, 1983	116
O’Neill, Nebraska	July 30, 1982	72
Wayne, Nebraska	June 8, 1992	40
West Dodge-Omaha, Nebraska	December 29, 1993	101
West “O”-Lincoln, Nebraska	August 1, 1983	82
Watertown, South Dakota	July 15, 1994	57
Antigo, Wisconsin	July 2, 1996	52
Menomonie, Wisconsin	April 1, 1997	81
Portage, Wisconsin	June 13, 1996	61
Shawano, Wisconsin	July 2, 1996	55
Tomah, Wisconsin	August 14, 1996	65
Comfort Inn® / Comfort Suites®:
Dover, Delaware	January 22, 1997	64
Fort Wayne, Indiana	November 7, 2005	128
Lafayette, Indiana	November 7, 2005	62
Marion, Indiana	November 7, 2005	62
South Bend, Indiana	November 7, 2005	135
Warsaw, Indiana	November 7, 2005	71
Erlanger, Kentucky	May 8, 2006	145
Beacon Marina-Solomons, Maryland	November 29, 1994	60
Fayetteville, North Carolina	November 7, 2005	120
Chambersburg, Pennsylvania	May 29, 1997	63
Gettysburg, Pennsylvania	May 23, 1997	80

Hotel and Location	Date Acquired	Number of Rooms
New Castle, Pennsylvania	March 17, 1994	79
Culpeper, Virginia	February 26, 1987	49
Dahlgren, Virginia	November 29, 1994	59
Dublin, Virginia	November 29, 1994	99
Farmville, Virginia	November 29, 1994	51
Rocky Mount, Virginia	September 2, 1998	61
Morgantown, West Virginia	November 29, 1994	80
Princeton, West Virginia	November 29, 1994	51
Minocqua, Wisconsin	July 2, 1996	51
Sheboygan, Wisconsin	July 30, 1996	59
Sleep Inn®:
Omaha, Nebraska	September 1, 2005	90
Days Inn®:
Farmville, Virginia	July 1, 1995	59
Hampton Inn®:
Brandon, Florida	June 25, 1998	80
Shelby, North Carolina	August 19, 1998	78
Cleveland, Tennessee	August 19, 1998	59
Guest House Inn®:
Ellenton, Florida	June 25, 1998	63
Holiday Inn Express®:
Danville, Kentucky	April 23, 1997	63
Harlan, Kentucky	April 17, 1997	62
Gettysburg, Pennsylvania	May 23, 1997	51
Ramada Limited®:
Ellenton, Florida	June 25, 1998	73
Supertel Inn:
Key Largo, Florida	September 2, 1997	40
Creston, Iowa	June 30, 2006	41
Jackson, Tennessee	August 19, 1998	121
Savannah Suites:
Atlanta, Georgia	November 16, 2006	164
Augusta, Georgia	August 18, 2006	172
Chamblee, Georgia	August 18, 2006	120
Jonesboro, Georgia	August 18, 2006	172
Savannah, Georgia	August 18, 2006	160
Stone Mountain, Georgia	August 18, 2006	140
Greenville, South Carolina	August 18, 2006	170

Our Properties Under Contract

We have entered into contracts to acquire the following hotels:

Hotel and Location	Purchase Price	Number of Rooms
Motels of America portfolio:	$24,000,000
(Super 8)
Columbus, Georgia		74
Boise, Idaho		108
Terre Haute, Indiana		117
Billings, Montana		106
(Comfort Inn)
Ellsworth, Maine		63
Additional independent hotels:	$4,136,000
Jane, Missouri		45
Neosho, Missouri		47

These contracts are subject the satisfaction of certain customary closing conditions. We cannot guarantee that we will complete any of these acquisitions.

OUR PRINCIPAL AGREEMENTS

The following summary of the terms of our principal agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreements, copies of which are exhibits, except for our franchise agreements, the Citigroup Global Markets Loan agreement and the General Electric Capital Corporation Loan agreement, to the registration statement. See “Where You Can Find More Information.”

Our Management Agreement with Royal Host Management

TRS Lessee, as lessee of our respective hotel properties, has entered into a hotel management agreement with Royal Host Management covering 79 of our hotels. The other seven hotels are managed by Guest House Inn, and such hotels are expected to be transitioned to the Royal Host Agreement within six months from the date of this prospectus. We refer to the management agreement with Royal Host Management as the Royal Host Agreement and the hotels covered thereby as the Royal Host Managed Hotels.

Term

The Royal Host Agreement provides for an initial term that expires on December 31, 2009. The Royal Host Agreement will be automatically renewed for a period of five years if, during the term of the agreement (i) Royal Host Management has achieved an average annual excess net operating income, or NOI, of at least 10% of the total investment during the four fiscal years ending December 1, 2008 for all the Royal Host Managed Hotels in the aggregate and (ii) no event of default by Royal Host Management shall have occurred prior to December 31, 2009. Royal Host may elect not to have the Royal Host Agreement renewed for the additional five year term.

Amounts Payable under our Hotel Management Agreements

Under the Royal Host Agreement, Royal Host Management receives a base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The base management fee is generally payable as a percentage of gross hotel revenues for each fiscal year. The incentive management fee is generally based on hotel operating profits and is equal to a certain percentage of hotel operating profits, but the fee only applies to that portion of hotel operating profits above a negotiated return on our invested capital.

The following table sets forth the base management fee and incentive management fee for Royal Host Management:

Base Management Fee	Incentive Management Fee
4.75% and 4.0%(1)	10% or 20	%(2)

(1)	4.75% of the gross revenues of 70 of our hotels and 4.0% of the gross revenue of 6 of our hotels.
(2)	The incentive management fee is calculated as a percentage of hotel operating profits above Excess NOI, which is defined as net operating income in excess of 10% of the our total investment in the hotels (measured on a portfolio basis) covered by this agreement. For the first $1,000,000 of Excess NOI, the incentive fee is 10% of Excess NOI. For Excess NOI above $1,000,000, the incentive fee is 20% of Excess NOI.

Termination Events

The Royal Host Agreement will be terminated upon the occurrence of any of the following, after the giving of proper notice:

■	by TRS Lessee, upon the sale of one or more of the Royal Host Managed Hotels; however, only with respect to such hotel or hotels, as the case may be;

■	by either TRS Lessee or Royal Host Management, upon the failure of Royal Host Management to achieve annual NOI of at least 8.5% of Total Investment (as defined in the agreement);

■	by either TRS Lessee or Royal Host Management, upon a Change of Control (as defined in the agreement);

■	by TRS Lessee, upon the receipt of a “failure” or its equivalent in any quality inspection report from any franchisor with respect to any of the Royal Host Managed Hotels for three successive inspections, so long as such deficiencies are within Royal Host Management’s control;

■	by TRS Lessee, upon a federal income tax law change that allows a hotel REIT to self-manage its properties; and

■	by the non-defaulting party, upon the occurrence of an event of default (as described below), if such default has not been cured within the applicable time period.

Termination Fee

If our TRS Lessee terminates the Royal Host Agreement, (i) pursuant to a sale of one or more of the Royal Host Managed Hotels (subject to certain exceptions as stated in the agreement), (ii) pursuant to a change of control or (iii) pursuant to a tax law change (each as described above), it will be required to pay to Royal Host Management a termination fee equal to 50% of the base fee paid to Royal Host Management during the 12 months prior to the notice of termination; except that any termination fee paid due to the sale of a hotel will be calculated only as to such hotel and only if such hotel is not replaced with another hotel within twelve months following such sale.

Event of Default

The following constitutes events of default under the Royal Host Agreement:

■	the failure of Royal Host Management to diligently and efficiently operate the Royal Host Managed Hotels pursuant to the Royal Host Agreement;

■	the failure of Royal Host Management to pay amounts due to TRS Lessee pursuant to the Royal Host Agreement within a period of five days after receipt of notice from TRS Lessee of failure to pay;

■	the failure of TRS Lessee to pay amounts due to Royal Host Management pursuant to the Royal Host Agreement within a period of five days after receipt of notice from Royal Host Management of failure to pay;

■	the filing of a voluntary petition in suspension of payments, bankruptcy or insolvency by either TRS Lessee or Royal Host Management or any entity which owns or controls such party or if any such party otherwise voluntarily avails itself of any federal or state laws for the relief of debtors or admits in writing its inability to pay its debts as they become due;

■	the consent to an involuntary petition in bankruptcy or the failure to vacate within sixty days from the date of entry thereof any order approving an involuntary petition by or against either TRS Lessee or Royal Host Management;

■	the entering of an order, judgment or decree by a court of competent jurisdiction, on the application of a creditor, adjudicating TRS Lessee or Royal Host Management a bankrupt or insolvent or appointing a judicial receiver, trustee or liquidator of all or a substantial part of such party’s assets, and such order, judgment or decree shall continue unstayed and in effect for a period of 120 days;

■	the failure of either TRS Lessee or Royal Host Management to perform, keep or fulfill any of the other covenants, undertakings, obligations or conditions set forth in the Royal Host Agreement, and the continuance of any such default for a period of 30 days after written notice of such failure;

■	loss of the franchise license for a Royal Host Managed Hotels as a result of any action, or failure to act, on the part of Royal Host Management; and

■	failure by Royal Host Management to pay, when due, the accounts payable for the Royal Host Managed Hotels for which TRS Lessee had previously reimbursed Royal Host Management.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the Royal Host Management Agreement, the non-defaulting party has the option of terminating the agreement.

TRS Lessee Obligations

The Royal Host Agreement generally requires TRS Lessee to fund debt service, working capital needs and capital expenditures as well as reimburse or fund Royal Host Management’s third-party operating expenses, except those expenses not related to the operation of the Royal Host Managed Hotels. The Royal Host Agreement generally also requires that the hotel property meet the applicable franchisor’s standards regarding physical, operational and technological components of the applicable hotel property.

Property Manager Obligations

The Royal Host Agreement provides that the property manager has control of all operational aspects of the hotels, including employee-related matters. Furthermore, the property manager must generally maintain each hotel in good repair and condition and make such routine maintenance, repairs and minor alterations as it deems reasonably necessary. Additionally, Royal Host Management must operate the Royal Host Managed Hotels in accordance with the franchise agreements that cover such hotels, which includes the utilization of such franchisor’s sales and reservation systems as well as abiding by such franchisor’s marketing standards.

Insurance

The Royal Host Agreement generally provides that TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels covered by each agreement.

Assignment

The Royal Host Agreement provides that the property manager may not assign its interest in the agreement without TRS Lessee’s consent.

Damage to Hotels

The Royal Host Agreement provides that, upon damage or destruction of a Royal Host Hotel that is not repaired, rebuilt or replaced, TRS Lessee may terminate the agreement upon written notice to Royal Host Management. Such termination will be treated as a termination in connection with the sale of a hotel (the agreement will be terminated with respect to such damaged or destroyed hotel only), as discussed above.

Condemnation of a Property

The Royal Host Agreement provides that, upon a taking or condemnation of a Royal Host Hotel due to eminent domain, condemnation, compulsory acquisition or like proceeding by any competent authority and such taking or condemnation makes it imprudent or unreasonable to use the remaining portion as a hotel of the type and class immediately preceding such taking or condemnation, then the agreement shall terminate and such termination shall be treated as a termination in connection with the sale of a hotel (the agreement will be terminated with respect to such damaged or destroyed hotel only), as discussed above.

Indemnity Provisions

The Royal Host Agreement provides that Royal Host Management must, subject to certain exceptions, indemnify and hold harmless TRS Lessee against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by Royal Host Management or any of its affiliates.

The Royal Host Agreement also provides that TRS Lessee must, subject to certain exceptions, indemnify and hold harmless Royal Host Management against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by TRS Lessee or any of its affiliates.

Additional Information

Royal Host, Inc., a Canada based publicly owned real estate investment trust, is the owner of Royal Host Management, and has entered into an agreement to sell the stock of the management company to former executives of Royal Host, Inc. The sale is expected to be completed in early January 2007. We are in discussions with the new owners on amending the terms of the management agreement. We expect the amendment to include, among other things: (i) amendment of the base management fee calculation so that the base management fee is reduced as a percentage of gross hotel revenue (ranging from 4.25% to 3.0%) as revenues increase above certain thresholds, (ii) automatic extension of the term of the management agreement for five years (unless Royal Host Management elects otherwise) if we receive a specified return on our hotel investment for the four years ended December 31, 2010, (iii) increasing the termination fee payable to Royal Host Management under certain circumstances equal to the greater of (A) $3,600,000 less an amount equal to $100,000 multiplied by the number of months after December 31, 2006 preceding the month of termination or (B) 50% of the base management fee paid to Royal Host Management during the twelve months prior to notice of termination, and (iv) that the base compensation of Royal Host Management’s district managers will be operating expenses paid by TRS Lessee.

Our Franchise Agreements

Seventy-six of our 86 hotels are operated under franchise licenses from eight national hotel franchisors. We believe that for these hotels the quality associated with the brand name is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems. The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses the franchisee must comply with the franchisors’ standards and requirements with respect to:

■	training of operational personnel;

■	safety;

■	maintaining specified insurance;

■	the types of services and products ancillary to guest room services that may be provided;

■	display of signage; and

■	the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

The franchise agreements typically require us to pay royalty rates of 3% to 5% of room revenues, and an additional marketing and reservation fee of 2% to 4%. The franchise agreements have terms up to 20 years, and also provide for termination at the franchisor’s option upon the occurrence of certain events, including failure to pay royalties and fees or to perform other obligations under the franchise agreements.

Our Material Debt Agreements

Great Western Bank Revolving Credit Facility

In January 2005, we obtained a 2-year, $22 million revolving credit facility from Great Western Bank. The credit facility was amended in February 2006 to extend the maturity date to January 13, 2008 and reduce the size to $20 million effective February 13, 2007. Availability under the credit facility is limited to a borrowing base amount equal to the lesser of 60% of the value of the hotels securing the credit facility and the aggregate principal amount of loans available to us under the credit facility while we maintain the loan specific debt service coverage ratio discussed below. We anticipate that upon the completion of this offering and the application of the net proceeds, the credit facility will have available $22 million for borrowings. Borrowings under the credit facility bear interest at the prime rate, and we are required to make monthly payments of interest only except that if, on February 13, 2007, the principal balance of the credit facility is greater than $20 million, we must make a principal payment sufficient to reduce the principal balance to $20 million. If we prepay this loan in full prior to the maturity date and request a release of substantially all of the collateral securing the credit facility, we must pay a $75,000 prepayment fee. The credit facility also requires that we maintain certain corporate financial covenants, which include that we:

■	may not make payments of dividends to our shareholders in excess of 75% of FFO per year or in excess of such higher amount as may be required to maintain our REIT status or at anytime if there is an event of default without the consent of Great Western Bank;

■	must maintain a total leverage against the hotels securing the credit facility equal to or less than 60%;

■	must maintain a total leverage against all of our owned real estate, equal to or less than 60%;

■	must maintain a loan-specific debt service coverage ratio of 1.5x (calculated using our consolidated operating income (with certain adjustments) and the debt service of this credit facility); and

■	must maintain an entity-level debt service coverage ratio of 1.5x (calculated using our consolidated operating income (with certain adjustments) and the debt service of all of our indebtedness).

The credit facility is secured by first priority mortgages on 19 of our hotels. We intend to pay approximately $22.0 million of the balance of this loan with the proceeds from this offering.

Greenwich Capital Financial Loan

In November 2002, Solomons Beacon Inn Limited Partnership, or Solomons, a subsidiary of our operating limited partnership, along with TRS Lessee, obtained a 10-year, $40 million term loan from Greenwich Capital Financial Products, Inc. The loan matures in December 2012, and the balance at maturity, assuming no advance principal payments are made, will be approximately $27.3 million. As of August 31, 2006, this loan had a balance of approximately $36.5 million. The outstanding balance of this loan bears an annual interest rate of 7.5%, and the loan requires monthly payments of principal and interest of approximately $322,000. The loan may not be prepaid prior to the third payment date prior to maturity; however, the loan may be defeased at any time. The loan is secured by first priority mortgages on 32 of our hotels.

Solomons is a single-purpose bankruptcy remote entity and the loan covenants are generally consistent with loans of similar size that are intended to be pooled in a commercial mortgage backed securities offering.

Citigroup Global Markets Loan

In November 2005, SPPR-Hotels, LLC, or SPPR-Hotels, a subsidiary of Supertel Limited Partnership, obtained a 10-year, $14.8 million term loan from Citigroup Global Markets Realty Corp. As of August 31, 2006, this loan had a balance of approximately $14.6 million. The loan matures in November 2015, and the balance at maturity, assuming no advance principal payments are made, will be approximately $11.5 million. The outstanding balance of this loan bears an annual interest rate of 5.97%, and the loan requires monthly payments of principal and interest of approximately $95,300. The loan may not be prepaid prior to the second payment date before maturity; however, the loan may be defeased after the earlier of (i) the second anniversary of the date the loan is acquired by a securitization conduit, or (ii) the fourth anniversary of the date of the note. The loan is secured by first priority mortgages on five of our hotels.

SPPR-Hotels is a single-purpose bankruptcy remote entity and the loan covenants are generally consistent with loans of similar size that are intended to be pooled in a commercial mortgage backed securities offering.

General Electric Capital Corporation Loan

In August 2006, Supertel Limited Partnership obtained a 10-year, $17.85 million term loan from General Electric Capital Corporation, or GECC. As of August 31, 2006, Supertel Limited Partnership had not made any principal payments on this loan. The loan matures in September 2016, and the balance at maturity, assuming no advance principal payments are made, will be approximately $12.8 million. The outstanding balance of this loan bears an annual interest rate of 1.70% plus 3-month LIBOR, except that, between the seventh and 36th month after the date of the loan, Supertel Limited Partnership may convert the adjustable interest rate into a fixed interest rate equal to the seven-year weekly U.S. Dollar Interest Rate Swap plus 1.98%. The loan requires monthly payments of interest only until September 2008 and thereafter requires monthly payments of principal and interest. The loan may be prepaid at any time (so long no event of default exists at the time and subject to certain notice requirements). Supertel Limited Partnership must pay a prepayment fee of (i) 2% of the principal amount being prepaid, if such prepayment occurs prior to the first anniversary of the loan, (ii) 1% of the principal amount being prepaid, if such prepayment occurs after the first anniversary of the loan but prior to the second anniversary or (iii) if Supertel Limited Partnership has exercised its right to convert to a fixed interest rate, the sum of (a) 1% of the principal amount being prepaid, and (b) an amount equal to the difference between the present value of the interest and principal payments that would have been due after such prepayment, using a discount rate based on the U.S. Dollar Interest Rate Swap as of the prepayment date and the present value of the interest and principal payments that would have been due after such prepayment, using a discount rate based on the U.S. Dollar Interest Rate Swap as of the date the adjustable interest rate was converted to a fixed interest rate. The loan is secured by first priority mortgages on six of our hotels.

Supertel Limited Partnership must maintain a collateral-level, fixed charge coverage ratio of 1.3x. Our company guarantees this loan.

Also, in August 2006, GECC provided Supertel Limited Partnership with a bridge loan in the principal amount of approximately $6.4 million. This bridge loan matures in March 2007, and bears an annual interest rate of 5.0% plus 3-month LIBOR. We intend to pay off the bridge loan in full with the proceeds of this offering.

We have received a financing proposal for a $4.8 million bridge loan from GECC to fund a portion of the purchase price of the Motels of America portfolio, which we expect to repay using a portion of the proceeds from the offering. We have also received a financing proposal from GECC for a ten year $15.6 million mortgage loan to fund a portion of the purchase price for the Motels of America portfolio that would be secured by a first mortgage on each of the hotels in the Motels of America portfolio.

MANAGEMENT

Our Directors and Executive Officers

The current board of directors is comprised of a majority of “independent” directors, as defined by the Nasdaq Global Market listing standards and our articles of incorporation. The board of directors has determined that the following directors are independent under the Nasdaq Global Market listing standards and our articles of incorporation: Messrs. Borgmann, Zwerdling, Steele, Caggiano, Dayton and Jung.

Our articles of incorporation provide that the board of directors can set the number of directors, but also provide that the board of directors must have no less than three nor more than nine directors. The board of directors has set the number of directors to serve at eight. Our eight directors were elected at the annual meeting of shareholders on May 25, 2006 and will serve a term expiring at the next annual meeting or until a successor is elected.

The following table sets forth information concerning our directors and executive officers:

Name	Age	Position
Paul J. Schulte	72	Chairman of the Board, President and Chief Executive Officer
Donavon A. Heimes	62	Chief Financial Officer, Treasurer and Secretary
George R. Whittemore	56	Director
Steve H. Borgmann	61	Director
Jeffrey M. Zwerdling, Esq.	62	Director
Loren Steele	66	Director
Joseph Caggiano	80	Director
Allen L. Dayton	57	Director
Patrick J. Jung	59	Director

The following are biographical summaries of the experience of our directors and executive officers.

Executive Officers

Paul J. Schulte, Chairman of the Board, President and Chief Executive Officer. Mr. Schulte became President and Chief Executive Officer effective August 15, 2004. Mr. Schulte joined the board in October 1999, upon our merger with Old Supertel. Prior to the acquisition, he was a founder and had been Chairman of the Board, President and Chief Executive Officer of Old Supertel, which was involved in acquiring, developing, owning, managing and operating limited-service hotels.

Donavon A. Heimes, Chief Financial Officer, Treasurer and Secretary. Mr. Heimes joined the company as Chief Financial Officer, Treasurer and Secretary on August 15, 2004. Mr. Heimes previously served as a Managing Director of Corporate Finance Associates, a Colorado based merger/acquisition and financial consulting firm since 1997. Mr. Heimes also has had 10 years of accounting and auditing experience with KPMG and over 17 years experience serving as Chief Financial Officer, President and Chief Operating Officer of a privately held company involved in construction, construction materials, heavy equipment manufacturing and real estate development. Mr. Heimes is a CPA, and is a graduate of The University of Nebraska at Omaha and received his MBA from Creighton University in 1971.

Directors

George R. Whittemore, Director. Mr. Whittemore has served as a director since November 1994. Mr. Whittemore, retired, served as President and Chief Executive Officer from November 1, 2001 to August 15, 2004. Mr. Whittemore served as Senior Vice President and director of both Anderson & Strudwick, Incorporated, a brokerage firm based in Richmond, Virginia, and Anderson & Strudwick Investment Corporation, from October 1996 until October 2001. Anderson & Strudwick has served as underwriter for our public stock offerings. Mr. Whittemore served as a director and the President and Managing Officer of Pioneer Federal Savings Bank and its parent, Pioneer Financial Corporation, from September 1982 until August 1994, when these institutions were acquired by a merger with Signet Banking Corporation (now Wachovia Corporation). From August 1994 to April 1996, he was primarily engaged in private investing. Mr. Whittemore was appointed President of Mills Value Adviser, Inc., a registered investment advisor, in April 1996. Mr. Whittemore is currently a director of Village Bank & Trust in Richmond, Virginia and Lightstone Value Plus Real Estate Investment Trust, Inc. He is also a director and member of the audit committee of Prime Group Realty Trust in Chicago, Illinois. Mr. Whittemore is a graduate of the University of Richmond.

Steve H. Borgmann, Director. Mr. Borgmann joined the board in October 1999, and since our merger with Old Supertel has been engaged in developing and owning apartment buildings. Mr. Borgmann was a founder, director and the Executive Vice President of Old Supertel. Prior to the merger, Mr. Borgmann had been involved in acquiring, developing, owning, managing and operating limited service hotels for Old Supertel or its predecessors since 1978. Mr. Borgmann is a graduate of the University of Nebraska—Lincoln.

Jeffrey M. Zwerdling, Esq., Director. Mr. Zwerdling has served as a director since November 1996. Mr. Zwerdling has been the Managing Partner at the law firm of Zwerdling & Oppleman in Richmond, Virginia since June 1972. Mr. Zwerdling is a general practice attorney with an emphasis in commercial real estate, corporate law and general litigation. He is currently President and a director of The Corporate Center, an owner of a 225,000 square foot office park complex located in Richmond, Virginia. Mr. Zwerdling is a graduate of Virginia Commonwealth University (B.S.) and William & Mary Law School (J.D.).

Loren Steele, Director. Mr. Steele joined the board in October 1999, upon our merger with Old Supertel. Mr. Steele is Vice Chairman and Chief Executive Officer of The Rivett Group, L.L.C., an owner and operator of motel properties based out of Aberdeen, South Dakota. He served as a director of Old Supertel from February 1994 to October 1999. He is also a past Chairman of the International Franchise Association. From May 1993 to January 1994, he served as an executive officer of The Rivett Group. From October 1988 through April 1993, Mr. Steele was Vice Chairman and Chief Executive Officer of Super 8 Enterprises Motel System, Inc. prior to its acquisition by Cendant Corporation.

Joseph Caggiano, Director. Mr. Caggiano joined the board in October 1999, upon our merger with Old Supertel. Mr. Caggiano, retired, served as a director of Old Supertel from February 1994 to October 1999. Mr. Caggiano served as Vice Chairman Emeritus of Bozell, Jacobs, Kenyon & Eckhardt, Inc., an advertising and public relations firm, from March 1991 through December 1998. From 1974 to 1991, Mr. Caggiano served as Chief Financial Officer and Vice Chairman of the Board of Bozell & Jacobs, an advertising and public relations firm.

Allen L. Dayton, Director. Mr. Dayton joined the board in May 2003, upon election by shareholders. Mr. Dayton has been Chairman of the Board of Video Service of America since 1977 and Southern Improvement company since 2000. Mr. Dayton is a private investor and his investment holdings include positions in companies operating in the printing, cable television, distribution and real estate industries. Mr. Dayton was previously Chairman of the Kellogg Savings Bank. Mr. Dayton sits on the boards of several business schools, and also serves as a Trustee of the University of Nebraska Foundation.

Patrick J. Jung, Director. Mr. Jung joined our board in April 2005. He has served as Chief Operating Officer of Surdell & Partners LLC since March 2001. Mr. Jung was with KPMG from 1970 until 2000. During that period, he served as a partner for 20 years and as the Managing Partner of the Nebraska Business Unit (offices in Omaha and Lincoln) for six years. Mr. Jung is a CPA, and is a graduate of the University of South Dakota and received his M.B.A. from Creighton University in 1971. Mr. Jung serves on the board of directors of the America First Companies, including America First Tax Exempt Investors, L.P. and serves on its Audit and Governance Committees. He serves on the board of directors of Werner Enterprises, Inc. He also serves as chairman of Werner Enterprises’ Audit Committee and as a member of its Compensation Committee.

Committees of Our Board of Directors

Our board of directors has four committees: an investment committee, compensation committee, nominating committee and audit committee.

Investment Committee

The investment committee members are Messrs. Borgmann (Chairman), Zwerdling and Dayton. The investment committee reviews potential hotel acquisitions and makes recommendations to the board of directors with respect to proposed acquisitions. Except for acquisitions of up to $5 million, which can be approved solely by our management team, any acquisition, investment or purchase of property requires approval of the investment committee.

Compensation Committee

The compensation committee members are Messrs. Steele (Chairman), Borgmann and Caggiano. All members of the compensation committee are “independent” within the meaning of the Nasdaq Global Market listing standards and our articles of incorporation. This committee makes recommendations to the board regarding executive compensation policy, the actual compensation of directors and executive officers, and any benefit plans for the company’s management team. The committee operates pursuant to a written charter adopted by the board of directors. A copy of the charter is available on our website at www.supertelinc.com under “corporate governance.” The information contained on our website is not part of this prospectus. Our reference to our website is intended to be an inactive textual reference only.

Nominating Committee

The nominating committee members are Messrs. Dayton (Chairman), Steele and Jung. The committee operates pursuant to a written charter adopted by the board of directors. A copy of the charter is available on our website at www.supertelinc.com under “corporate governance.” The information contained on our website is not part of this prospectus. Our reference to our website is intended to be an inactive textual reference only.

Under its charter, the nominating committee is to consist of not less than three members. Each member of the nominating committee is “independent” within the meaning of the Nasdaq Global Market listing standards and our articles of incorporation.

The nominating committee is responsible for selecting those individuals to recommend to the entire board of directors for nomination for election to the board.

Audit Committee

The audit committee members are Messrs. Jung (Chairman), Zwerdling, and Caggiano. All members of the audit committee are “independent” within the meaning of the Nasdaq Global Market listing standards and our articles of incorporation. The audit committee is responsible for the engagement of the independent registered public accounting firm, reviews with the independent registered public accounting firm, the plans and results of the audit engagement, approves professional services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of the company’s internal accounting controls. The board of directors has determined that Patrick J. Jung is an audit committee financial expert and independent within the meaning of SEC regulations. The audit committee operates pursuant to a written charter adopted by the board of directors. A copy of the charter is available on our website at www.supertelinc.com under “corporate governance.” The information contained on our website is not part of this prospectus. Our reference to our website is intended to be an inactive textual reference only.

Compensation Committee Interlocks and Insider Participation

All of the members of the compensation committee of our board have been determined to be independent directors in accordance with the listing standards and corporate governance rules of the Nasdaq Global Market and the terms of our articles of incorporation. None of these directors, or any of our executive officers, serves as a member of a board or any compensation committee of any entity that has one or more executive officers serving as a member of our board.

Code of Business Conduct and Ethics and Conflicts of Interest

Our board of directors has adopted our Code of Business Conduct and Ethics with provisions setting forth our policy that:

■	our company will operate in an ethical manner at all times without compromise;

■	our directors, employees and management companies are expected to consistently promote and practice high ethical standards;

■	opportunities to increase our profitability are to be pursued in a morally and legally sound manner; and

■	we will not seek to exploit loopholes or grey areas in our full compliance with laws, regulations and standards governing our operations.

Our code further enumerates expected conduct of our directors, employees and management companies including conduct with regard to the operation of our business, financial reporting, dealings with customers, vendors and competitors, confidentiality and insider trading, conflicts of interests, and drugs and alcohol use. Specifically with respect to conflicts of interest, our code provides that our directors and employees are expected to:

■	seek approval from the chairman of the audit committee before acquiring a 5% or greater ownership interest (direct or indirect) in any of our vendors, customers, competitors or franchise organizations;

■	seek approval from the chairman of the audit committee before hiring organizations or persons to serve as vendors, directors and employees, to the extent such organizations or persons are members, or are affiliated with members, of the hiring manager’s or another director’s or employee’s immediate family;

■	avoid conflicts of interest and reject opportunities to engage in outside businesses that will compete with, or benefit from our operations, or to otherwise become employed by our competitors while remaining on our payroll;

■	avoid the giving or receiving of gifts to/from vendors and customers except where such gifts are of little or no intrinsic value (under $100 retail value), where such gifts are of a perishable nature (e.g., fruit baskets, flower, bread items), or where such gifts are of a commemorative nature (e.g., plaques and photographs);

■	immediately disclose all gifts of cash, travel, or other items with a retail value in excess of $100 to our chief executive officer, who will decide whether the gift can be accepted, turned over to our company, or returned;

■	refrain from offering, giving or providing gifts or payments to others, including government employees, in violation of any laws or regulations; and

■	restrict the use of our company’s assets and properties (including its cash, office supplies, equipment and premises) to the conduct of our company’s authorized business activities only.

Virginia law states that a conflict of interest transaction is not voidable solely because of the director’s interest in the transaction if:

■	the material facts of the transaction and the director’s interest were disclosed or known to the board of directors or a committee of the board of directors and a majority of disinterested directors or committee members authorized, approved or ratified the transaction;

■	the material facts of the transaction and the director’s interest were disclosed to the shareholders entitled to vote and the transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of shares owned or record or beneficially by the interested director; or

■	the transaction was fair to the corporation.

Our code provides a procedure by which employees, shareholders, customers, vendors and other concerned parties may report to our chief executive officer or chief financial officer any suspected or observed violations of our code. Our code also provides that employees may submit concerns regarding accounting matters directly, or on a confidential anonymous basis through the mail, to the chairman of our audit committee.

Director Compensation and Related Party Transactions

Each director receives $20,000 per year for serving as a director. Additionally, effective August 24, 2006, the board of directors approved director fees of $1,000 per meeting attended in person and $500 per telephonic meeting, and committee chairman compensation is as follows: audit committee chairman annual retainer of $3,000; compensation committee chairman annual retainer of $1,500 and investment committee chairman annual retainer of $1,500.

On November 1, 2004, we entered into a $2.7 million financing with Village Bank & Trust. Mr. Whittemore is a member of the Board of Directors of Village Bank & Trust. As provided in the agreement entered into in connection with his resignation on August 15, 2004 as an executive officer, Mr. Whittemore provided consulting services and participated in employee benefit plans of our company until August 25, 2005. We also paid Mr. Whittemore $163,461 during 2005 and no further payments are due Mr. Whittemore under the agreement.

Executive Officer Compensation

The following table sets forth the annual base salary and other compensation paid for the years ended December 31, 2005 and 2004 to our president and chief executive officer and our chief financial officer, treasurer and secretary.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary		Bonus	All Other Compensation
Paul J. Schulte	2005	$215,384		$—	$20,000	(1)
President, Chief Executive Officer	2004	$76,923	(2)	$—	$20,000	(1)

Donavon A. Heimes	2005	$146,154		$25,000	$—
Chief Financial Officer, Treasurer and Secretary	2004	$61,500	(2)	$—	$—

(1)	Reflects director fees for Mr. Schulte.
(2)	Amounts shown for the year ended December 31, 2004 represent amounts paid to Messrs. Schulte and Heimes since the commencement of their employment on August 15, 2004.

Employment Agreements

On August 25, 2005, upon the recommendation of the compensation committee and approval of the board of directors, the company entered into new employment agreements with President and Chief Executive Officer Paul Schulte and Chief Financial Officer Donavon Heimes. Each of the agreements provided for an initial term from September 1, 2005 until December 31, 2005, with successive one-year renewal periods unless terminated by either party. The agreements provide for annual base salaries for Messrs. Schulte and Heimes in the amount of $250,000 and $150,000, respectively, subject in each case to review by the compensation committee of the board of directors annually. Each of the agreements provides that the employee will be considered for cash bonuses and option grants on an annual basis. Any such bonus will be based on the recommendation of the compensation committee and any such option grant will be made in the sole discretion of the compensation committee. Each of the agreements also provide that, in the event we terminate the agreement without cause, the employee would be entitled to receive his annual base salary for twelve months following termination. The agreements also contain confidentiality and noncompetition covenants. On November 29, 2006, the compensation committee of the board approved an increase in Mr. Heimes’ annual salary to $200,000 effective January 1, 2007.

Stock Options

On May 25, 2006, the compensation committee granted options under the Supertel 2006 Stock Plan to purchase 2,857 shares of our company’s common stock to each of the non-employee directors: Allen Dayton, Steve Borgmann, Jeffrey Zwerdling, George Whittemore, Joseph Caggiano, Loren Steele, and Patrick Jung. Additionally, on May 25, 2006, the compensation committee granted options under the plan to purchase 30,000 shares of the company’s common stock to Paul Schulte, President and Chief Executive Officer and granted options under the plan to purchase 27,500 shares of the company’s common stock to Donavon Heimes, Chief Financial Officer. The options, which become exercisable on December 30, 2006, are exercisable for $5.89 per share (the average of the high and low prices of the common stock as reported on the Nasdaq Global Market on May 25, 2006), and expire on May 25, 2010. The options become immediately exercisable in the event of a change-in-control as defined in the plan. The plan is further described under “2006 Stock Plan” below.

Exculpation and Indemnification

Our articles of incorporation of contain a provision which, subject to certain exceptions described below, eliminates the liability of our directors or officers to us or our shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent that it is proved that the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

Our articles of incorporation also require us to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by us or in our right, by reason of the fact that he or she is or was such a director or officer or is or was serving at our request as a director, officer, employee or agent of another entity, provided that the board of directors determines that the conduct in question was in our best interest and such person was acting on our behalf. The director or officer is entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred if such person engaged in gross negligence, willful misconduct or a knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have us make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. Our board of directors also has the authority to extend to any person who is our employee or agent, or who is or was serving at our request as a director, officer, employee or agent of another entity, the same indemnification rights held by directors and officers, subject to the same conditions and obligations described above.

The Virginia Stock Corporation Act permits a court, upon application of a director or officer, to review our board’s determination as to a director’s or officer’s request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order us to make advances and/or reimbursement for expenses or to provide indemnification.

2006 Stock Plan

Our board of directors has adopted and our shareholders have approved the Supertel 2006 Stock Plan, or Plan. The board of directors recognizes the value of stock incentives in the hiring and retaining of management personnel and in enhancing the long-term mutuality of interest between our shareholders and our directors, officers and employees. The Plan authorizes the issuance of up to 200,000 shares of our common stock.

Administration of the Plan

Under the Plan, the compensation committee of the board of directors may grant stock options, stock appreciation rights, restricted stock and certain stock bonuses to officers, other employees, and directors of us and our subsidiaries. The number of grantees may vary from year to year. An estimated 25 people are eligible to participate in the Plan. The Compensation Committee administers the Plan and its determinations are binding upon all persons participating in the Plan.

Awards

A maximum of 200,000 shares of our common stock may be issued under the Plan. Any shares of common stock subject to an award which for any reason is cancelled, terminated or otherwise settled without the issuance of any common stock are again available for awards under the Plan. If payment for an award or the satisfaction of related withholding tax liabilities is effected through the surrender of common stock or the withholding of common stock, the number of shares of common stock available for awards under the Plan shall be increased by the number of shares of common stock so surrendered or withheld. The maximum number of shares of common stock which may be issued under the Plan to any one participant shall not exceed 20% of the aggregate number of shares of common stock that may be issued under the Plan. A maximum of 20% of the shares of stock available under the Plan may be issued as restricted stock or stock bonuses. In addition, a maximum of 20% of the shares available under the plan may be issued to non-employee directors.

The Plan shares may be unissued shares or treasury stock. If there is a stock split, stock dividend, recapitalization, spinoff, exchange or other similar corporate transaction or event affecting our common stock, appropriate adjustments shall be made by the compensation committee in the number of shares issuable in the future and in the number of shares and price under all outstanding grants made before the event.

Stock Options: The compensation committee may grant nonqualified options and options qualifying as incentive stock options. The option price of either a nonqualified stock option or an incentive stock option will be the fair market value of the common stock on the date of grant. Options qualifying as incentive stock options must meet certain requirements of the Code. To exercise an option, an option recipient may pay the option price in cash, or if permitted by the compensation committee, by withholding shares otherwise issuable on exercise of the option or by delivering other shares of common stock, if such shares have been owned by the optionee for at least six months. The term of each option will be fixed by the compensation committee but may not exceed ten years from the date of grant. The compensation committee will determine the time or times when each option is exercisable. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the compensation committee. All outstanding options become immediately exercisable in the event of a change-in-control (as defined in the Plan). Options may not be repriced.

Stock Appreciation Rights: The compensation committee may grant a stock appreciation right (a “SAR”) in conjunction with an option granted under the Plan or separately from any option. Each SAR granted in tandem with an option may be exercised only to the extent that the corresponding option is exercised, and such SAR terminates upon termination or exercise of the corresponding option. Upon the exercise of a SAR granted in tandem with an option, the corresponding option will terminate. SAR’s granted separately from options may be granted on such terms and conditions as the compensation committee establishes. If a participant exercises a SAR, the participant will generally receive a payment equal to the excess of the fair market value at the time of exercise of the shares with respect to which the SAR is being exercised over the price of such shares as fixed by the compensation committee at the time the SAR was granted. Payment may be made in cash, in shares of our common stock, or any combination of cash and shares as the compensation committee determines.

Restricted Stock: The compensation committee may grant awards of restricted stock under the Plan. The restrictions on such shares shall be established by the compensation committee, which may include restrictions relating to continued employment and our financial performance. The compensation committee may issue such restricted stock awards without any cash payment by the employee, or with such cash payment as the compensation committee may determine. All restrictions lapse in the event of a change-in-control (as defined in the Plan). The compensation committee intends that all restricted stock grants shall have a restriction period of one year on performance-based restricted stock and three years on tenure-based restricted stock. The compensation committee has the right to accelerate the vesting of restricted shares and to waive any restrictions. The compensation committee will accelerate or waive restricted stock provisions only in the case of special circumstances.

Except as permitted by the compensation committee, awards under the Plan are not transferable except by will or under the laws of descent and distribution. The board of directors may terminate the Plan at any time but such termination shall not affect any stock options, SAR’s, restricted stock or stock bonuses then outstanding under the Plan. Unless terminated by action of the board of directors, the Plan will continue in effect until December 31, 2015, but awards granted prior to such date will continue in effect until they expire in accordance with their original terms. The board of directors may also amend the Plan as it deems advisable. Amendments which (1) materially modify the requirements for participation in the 2006 Stock Plan, (2) increase the number of shares of our common stock subject to issuance under the 2006 Stock Plan, or (3) change the minimum exercise price for stock options as provided in the Plan, must be submitted to shareholders for approval.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our shareholders, except as described below with respect to our qualification as a REIT. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that a change is in our and our shareholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Our investment objective is to acquire and develop hotels that meet our investment criteria. Our business is focused principally on hotels although we own one office property. See “Our Business—Our Strategies—Acquisition Strategy,” “—Development Strategy” and “—Disposition Strategy” with respect to our investment criteria for the acquisition and development of hotels. Although we intend primarily to acquire hotels, we also may participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that may have priority over our equity.

We have historically acquired or developed hotels in the eastern coastal and mid-western states but we do not have a policy of limiting our acquisitions or development of our hotels to any geographic areas. We intend to continue to operate as a REIT and our investments in our hotels are primarily to generate income. In order to qualify as a REIT, we will continue to have our hotels managed by third parties. We use long-tem financing to acquire and develop our hotels, with a target stabilized leverage ratio of 40% to 55% of our total long-term debt to aggregate property investment.

While we will emphasize acquisition and development of hotels, we may, in our discretion, invest in mortgages and other real estate interests, including securities of other REITs. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so we may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation, because they permit the lender to either participate in increasing revenues from the property or convert some or all of that mortgage to equity ownership interest. We have not, and do not presently intend to invest in mortgages or real estate interests other than hotels.

Investments in Mortgages, Structured Financing and Other Lending Policies

We have no current intention of investing in loans secured by properties or making loans. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Person Primarily Engaged in Real Estate Activities and Other Issuers

Generally, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

From time to time we will consider disposing of properties within our portfolio subject to REIT qualification and prohibited transaction tax rules, if our management determines that a sale of a property would be in our best interests based on the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale.

Equity Capital Policies

Subject to applicable law and requirements for listed companies on the Nasdaq Stock Market, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. We also may issue units of limited partnership interest in our operating partnership in connection with acquisitions of property.

Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

Financing Policies

We intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. The proceeds of any borrowing by the Supertel Limited Partnership may be used for the payment of distributions or dividends, working capital or to finance acquisitions, expansions, additions or renovations of operating hotels.

We will invest in additional hotels only as suitable opportunities arise. We will not undertake investments in such hotels unless adequate sources of financing are available. It is expected that future investments in hotels will be dependent on and financed by the proceeds from additional issuances of common stock or other securities or borrowings. If our board of directors determines to raise additional equity capital, the board has the authority, without shareholder approval, to issue additional common stock or other capital shares in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Common shareholders have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a shareholder’s investment in us.

Conflict of Interest Policies

We have adopted our Code of Business Conduct and Ethics with provisions setting forth our expectation that our directors, employees and agents will avoid conflicts of interest. See “Management—Code of Business Conduct and Ethics.” Our board of directors is subject to certain provisions of Virginia law, which are designed to eliminate or minimize the influence of certain potential conflicts of interest. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Reporting Policy

Generally, we intend to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we must file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock and Series A convertible preferred stock as of September 30, 2006 by the following persons (a) each shareholder known to us to beneficially own more than 5% of the outstanding shares of our common stock, (b) each director, (c) each executive officer named in the Summary Compensation Table and (d) all directors and executive officers as a group.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Mark H. Tallman	Common Stock	1,188,980	(2)	9.72%
Allen L. Dayton	Common Stock Preferred Stock	925,455 50,000	(3)	7.56 3.29	% %
Paul J. Schulte	Common Stock Preferred Stock	951,571 20,000	(4)	7.78 1.31	% %
Steve H. Borgmann	Common Stock	858,986	(5)	7.02%
Jeffrey M. Zwerdling	Common Stock Preferred Stock	153,389 10,000	(6)	1.25 *	%
George R. Whittemore	Common Stock Preferred Stock	119,101 15,000	(7) (7)	* *
Joseph Caggiano	Common Stock	30,000		*
Loren Steele	Common Stock	13,650		*
Patrick J. Jung	Common Stock	3,000		*
Donavon A. Heimes	Common Stock	260	(8)	*
All directors and executive officers as a group (9 persons)	Common Stock Preferred Stock	3,055,412 95,000	(9)	24.97 6.25	% %

*	Represents less than 1% of the outstanding shares.
(1)	In calculating the indicated percentage, the denominator includes the shares of common stock that would be acquired by the person upon the conversion of the Series A convertible preferred stock owned by the person. The denominator excludes the shares of common stock that would be acquired by any other person upon such conversion.
(2)	Based solely on information provided by Mr. Tallman.
(3)	Includes 707,255 shares of common stock held by the Southern Improvement Company, Inc., 112,100 shares of common stock held by Video Service of America, Inc., in each of which Mr. Dayton owns a controlling interest, and 88,500 shares of common stock that Mr. Dayton would acquire upon the conversion of his shares of preferred stock.
(4)	Includes 29,500 shares of common stock owned by Mr. Schulte’s wife and 35,400 shares of common stock that he would acquire upon the conversion of his shares of preferred stock. Also reflects Mr. Schulte’s 33.3% ownership interest in Supertel, Inc., which holds 146,266 shares of common stock.
(5)	Includes 26,000 shares held by Mr. Borgmann’s wife and 1,500 shares held by his child. Also reflects Mr. Borgmann’s 33.3% ownership interest in Supertel, Inc., which holds 146,266 shares of common stock, and Mr. Borgmann’s 30% ownership interest in Creston Super 8® Motel, Inc., which holds 196,856 shares of common stock.
(6)	Includes 43,659 shares of common stock held in various accounts of which Mr. Zwerdling serves as trustee or over which he has complete trading authorization (these positions are revocable) and 17,700 shares of common stock that he would acquire upon the conversion of his shares of preferred stock.
(7)	Includes 28,476 shares of common stock and 10,000 shares of preferred stock owned by Mr. Whittemore’s wife and 26,550 shares of common stock that he and his wife would acquire upon the conversion of their shares of preferred stock.
(8)	These 260 shares are owned by Mr. Heimes’ wife.
(9)	Includes an aggregate of 168,150 shares of common stock that the directors and executive officers would acquire upon the conversion of their shares of preferred stock.

Certain Relationships and Related Party Transactions

On November 1, 2004 we entered into a $2.7 million financing with Village Bank & Trust. Mr. Whittemore, a director of our company, is a member of the Board of Directors of Village Bank & Trust. As provided in the agreement entered into in connection with his resignation on August 15, 2004 as an executive officer, Mr. Whittemore provided consulting services and participated in employee benefit plans of our company until August 25, 2005. We also paid Mr. Whittemore $163,461 during 2005 and no further payments are due Mr. Whittemore under the agreement.

DESCRIPTION OF CAPITAL STOCK AND CERTAIN MATERIAL PROVISIONS OF

VIRGINIA LAW, OUR CHARTER AND BYLAWS

The following summary discusses the material terms of our capital stock. This summary does not purport to be a complete description of our capital stock, and you should not rely on it as if it were. This summary is qualified in its entirety by the specific language of our articles of incorporation and bylaws. You may obtain complete copies of our articles of incorporation and bylaws by following the document request procedures set forth under the caption “Available Information.” We encourage you to read each of those documents in its entirety.

General

Our articles of incorporation provide that we may issue up to 35,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Upon completion of this offering, 19,074,903 shares of our common stock will be issued and outstanding and 1,515,258 shares of Series A Convertible Preferred Stock will be issued and outstanding. Under Virginia law, our shareholders generally are not personally liable for our debts and obligations solely as a result of their status as shareholders.

Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, the common shareholders possess the exclusive voting power. Except as otherwise required by law or with respect to any outstanding class or series of our preferred stock, the holders of our common stock vote together as a single class. There is no cumulative voting in the election of directors, which means in all elections of directors, each common shareholder has the right to cast one vote for each share of stock for each candidate, thus, holders of a majority of our outstanding shares of common stock have the ability to elect all of the members of our board of directors.

Dividend Rights

Subject to the Virginia Stock Corporation Act and any preferential rights of any other shares or series of shares of capital stock, holders of our common stock are entitled to receive dividends and other distributions if and when authorized and declared by the board of directors out of assets legally available therefore and to share ratably in our assets legally available for distribution to shareholders in the event of liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

Other Rights

Subject to any preferential liquidation rights of holders of our 8% Series A Convertible Preferred Stock and any other preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our shareholders. Shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. Upon the closing of this offering, all of the outstanding shares of our common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our articles of incorporation permit the board of directors to authorize the issuance of shares of preferred stock from time to time, in one or more series. The board of directors may grant the holders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders. The board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares of common stock over the then current market price of shares of common stock.

On December 30, 2005 we offered and sold 1,521,258 shares of 8% Series A convertible preferred stock. Each share bears a liquidation preference of $10.00. The Series A convertible preferred stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to all classes or series of our common stock, senior or on parity with all other classes or series of preferred stock and junior to all of our existing and future indebtedness. The outstanding preferred shares do not have any maturity date, are not subject to any sinking fund and are not subject to mandatory redemption, except in limited circumstances to preserve our status as a REIT.

Dividends

Dividends on the Series A convertible preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A convertible preferred stock accrue regardless of whether or not we have earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and earn additional dividends at 8%, compounded monthly.

Liquidation Preference

Upon liquidation all preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. We will not pay any distributions, or set aside any funds for the payment of distributions, on our common shares unless we have also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods.

Conversion Rights

Each share of Series A convertible preferred stock is convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. The conversion rights of the holders of the Series A convertible preferred stock are subject to cancellation on or after December 31, 2008 if the closing price of our common stock on the Nasdaq Global Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. We will issue a conversion cancellation notice to holders of the Series A convertible preferred stock specifying the date the conversion rights will be deemed cancelled. In the event we issue a conversion cancellation notice, the Series A convertible preferred stock will be redeemable on or after January 1, 2009 for cash, at our option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date.

Optional Redemption

We may not optionally redeem the Series A convertible preferred stock prior to January 1, 2009, except in limited circumstances to preserve our status as a REIT. Otherwise the Series A convertible preferred stock will be redeemable for cash, at our option in whole or from time to time in part, at:

■	$10.80 per share on or after January 1, 2009

■	$10.40 per share on or after January 1, 2010

■	$10.00 per share on or after January 1, 2011,

■	plus accrued and unpaid dividends to the redemption date.

Voting Rights

Holders of the Series A convertible preferred stock generally will have no voting rights. However, if dividends on the Series A convertible preferred stock are in arrears for six consecutive months or nine months (whether or not consecutive) in any twelve month period, holders of the Series A convertible preferred stock will be entitled to appoint two members to our board of directors until up to twelve months after all dividend arrearages have been paid. In addition, some changes that would be materially adverse to the rights of holders of the Series A convertible preferred stock outstanding at the time cannot be made without the affirmative vote of the holders of Series A convertible preferred stock entitled to cast at least a majority of the votes entitled to be cast by the holders of the Series A convertible preferred stock voting as a single class.

Warrants

We have issued and outstanding warrants to purchase an aggregate 126,311 shares of Series A convertible preferred stock. The warrants are exercisable at $12.00 per share of Series A convertible preferred stock until December 2010. The warrants may not be sold, transferred, pledged, assigned or hypothecated on or before December 27, 2006, except to officers of Anderson & Strudwick, the selling agent, for the Series A convertible preferred stock.

Restrictions on Ownership and Transfer

Our articles of incorporation establish certain restrictions on the original issuance and transfer of shares of our common and preferred stock.

Subject to certain exceptions described below, our articles provide that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws and the federal securities laws, more than 9.9% of:

■	the number of outstanding shares of our common stock, or

■	the number of outstanding shares of our preferred stock of any class or series of preferred stock.

Our articles of incorporation provide that, subject to the exceptions described below, any transfer of common or preferred stock that would:

■	result in any person owning, directly or indirectly, shares of its common or preferred stock in excess of 9.9% of the outstanding shares of common stock or any class or series of preferred stock,

■	result in our common and preferred stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

■	result in our being “closely held” under the federal income tax laws, or

■	cause us to own, actually or constructively, ten percent or more of the ownership interests in a tenant of our real property (other than TRS Lessee), under the federal income tax laws,

will be null and void and the intended transferee will acquire no rights in those shares of stock. In addition, the shares to be transferred will be designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit the shares to us for registration in the name of the trust. We will designate the trustee, but the trustee may not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that we name.

Shares-in-trust will remain shares of issued and outstanding common stock or preferred stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee purchases the shares-in-trust for valuable consideration and acquires the shares-in-trust without the acquisition resulting in a transfer to another trust.

Our articles of incorporation require that the prohibited owner of shares-in-trust pay the trust the amount of any dividends or distributions received by the prohibited owner that are attributable to any shares-in-trust if the record date of the distribution was on or after the date that the shares of stock became shares-in-trust. The trust will pay the prohibited owner the lesser of:

■	the price per share that the prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of such transfer, or

■	the price per share received by the trust from the sale of the shares-in-trust.

The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner.

The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

■	the price per share in the transaction that created the shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of the transfer, or

■	the market price per share on the date that we, or our designee, accepts the offer.

“Market price” on any date means the average of the closing prices for the five consecutive trading days ending on that date. The closing price on any date generally means the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading, or if our stock is not so listed or quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of equity stock selected by the board of directors. “Trading day” means a day on which the principal national securities exchange on which shares of our common or preferred stock are listed or admitted to trading is open for the transaction of business or, if our common or preferred stock is not listed or admitted to trading on any national securities exchange, means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

If a shareholder owns, directly or indirectly, more than 5%, or any lower percentage required by federal income tax laws, of our outstanding shares of stock, then he or she must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating his or her name and address, the number of shares of common and preferred stock owned directly or indirectly and a description of how those shares are held. In addition, each direct or indirect shareholder must provide us with any additional information as we may request to determine any effect on our status as a real estate investment trust and to ensure compliance with the ownership limit.

The ownership limit in our articles will continue to apply until:

■	our board of directors determines that it is no longer in the best interest of Supertel to attempt to qualify, or to continue to qualify, as a real estate investment trust, and

■	there is an affirmative vote of two-thirds of the number of shares of outstanding common and preferred stock entitled to vote at a regular or special meeting of shareholders of Supertel.

Certain Anti-Takeover Provisions of Virginia Law, our Articles of Incorporation and our Bylaws

General

The Virginia Stock Corporation Act contains provisions that may have the effect of impeding the acquisition of control of a Virginia corporation by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the corporation’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the corporation’s vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

We are subject to the “affiliated transactions” provisions of the Virginia Stock Corporation Act which restrict certain transactions between us and any person (an “Interested Shareholder”) who beneficially owns more than 10% of any class of our voting securities (“Affiliated Transactions”). These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date we first had 300 shareholders of record or whose acquisition of shares making such person an Interested Shareholder was previously approved by a majority of our Disinterested Directors. “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of our Board of Directors who was (i) a member on the date on which an Interested Shareholder became an Interested Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors.

Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of our company proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of our company with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

The “affiliated transactions” statute prohibits us from engaging in an Affiliated Transaction with an Interested Shareholder for a period of three years after the Interested Shareholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder. Following the three-year period, in addition to any other vote required by law or by our Articles of Incorporation, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the shareholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair-price provisions require, in general, that the consideration to be received by shareholders in the Affiliated Transaction (i) be in cash or in the form of consideration used by the Interested Shareholder to acquire the largest number of its shares and (ii) not be less, on a per share basis, than an amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Shareholder for shares it acquired and the fair market value of the shares on specified dates.

Control Share Acquisitions Statute

We are also subject to the “control share acquisitions” provisions of the Virginia Act, which provide that shares of our voting securities which are acquired in a “Control Share Acquisition” have no voting rights unless such rights are granted by a shareholders’ resolution approved by the holders of a majority of the votes entitled to be cast on the election of directors by persons other than the acquiring person or any officer or employee-director. A “Control Share Acquisition” is an acquisition of voting shares which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person’s voting strength with respect to the election of directors to meet or exceed any of the following thresholds: (i) one-fifth, (ii) one-third or (iii) a majority.

“Beneficial ownership” means the sole or shared power to dispose or direct the disposition of shares, or the sole or shared power to vote or direct the voting of shares, or the sole or shared power to acquire shares, including any such power which is not immediately exercisable, whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise. A person shall be deemed to be a beneficial owner of shares as to which such person may exercise voting power by virtue of an irrevocable proxy conferring the right to vote. An acquiring person is entitled, before or after a Control Share Acquisition, to file a disclosure statement with us and demand a special meeting of shareholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. We may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the shareholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those shareholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from us. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if our Articles of Incorporation or Bylaws are amended, within the time limits specified in the statute, to so provide.

A corporation may, at its option, elect not to be governed by the foregoing provisions of the Virginia Stock Corporation Act by amending its articles of incorporation or bylaws to exempt itself from coverage; provided, however, any such election not to be governed by the “affiliated transactions” statute must be approved by the corporation’s shareholders and will not become effective until 18 months after the date it is adopted. We have not elected to exempt itself from coverage under these statutes. See “Risk Factor—Provisions of our articles of incorporation and Virginia law may limit the ability of a third party to acquire control of our company.”

Our Articles of Incorporation and Bylaw Provisions

Board of Directors

Our board of directors currently consists of eight directors. Our charter provides that our board of directors will consist of no less than three nor more than nine members, and that a majority of our board will be independent directors. Our bylaws provide that the number of directors may be established by our board of directors from time to time within the range set by our charter.

Our directors are elected annually to serve one-year terms and until their successors are elected and qualify. Holders of shares of our common stock do not have the right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the votes cast at the meeting will be able to elect all of the successors of the directors.

Our bylaws provide that a vacancy will be filled by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any director appointed to fill a vacancy holds office until the next annual meeting and until his or her successor is duly elected and qualified.

Our bylaws provide that our shareholders may, at any time, remove any director, with or without cause, by affirmative vote of a majority of the votes entitled to be cast in the election of directors, and may elect a successor to fill any resulting vacancy.

Meetings of Shareholders

Under our bylaws, annual meetings of shareholders are held each year at a date and time as determined by our chief executive officer or our board of directors. Special meetings of shareholders may be called by our chief executive officer, a majority of our directors, or a majority of our independent directors. Special meetings of shareholders may also be called upon the written request of the holders of not less than ten percent of the shares of our common stock entitled to vote at a meeting. Unless requested by shareholders entitled to cast a majority of votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any annual or special meeting of shareholders held during the proceeding twelve months.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by our board of directors or (3) by a shareholder who has complied with the advance notice procedures of our bylaws.

REIT Status

Our charter provides that it is the duty of our board of directors to ensure that our company satisfies the requirements for qualification as a REIT under the Code. The board of directors may take no action to disqualify our company as a REIT or otherwise revoke our REIT election without the affirmative vote of two-thirds of the number of shares of common stock entitled to vote on such matter at a special meeting of shareholders.

Amendment of Charter and Bylaws

Our charter may be amended by the affirmative vote of the shareholders of a majority of the outstanding shares of common stock entitled to vote on the matter, subject to provisions of Virginia law that would require a different vote. Our bylaws may, subject to the provisions of Virginia law, be amended by (1) the affirmative vote of a majority of the directors, except that the board of directors cannot alter or repeal any bylaws made by the shareholders, or (2) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “—Preferred Stock.” Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Limitation of Liability and Indemnification

Our articles of incorporation also require us to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by is or in our right, by reason of the fact that he or she is or was such a director or officer or is or was serving at our request as a director, officer, employee or agent of another entity, provided that the board of directors determines that the conduct in question was in our best interest and such person was acting on our behalf. The director or officer is entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred if such person engaged in gross negligence, willful misconduct or a knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have us make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. Our board of directors also has the authority to extend to any person who is our employee or agent, or who is or was serving at our request as a director, officer, employee or agent of another entity, the same indemnification rights held by directors and officers, subject to the same conditions and obligations described above.

The Virginia Stock Corporation Act permits a court, upon application of a director or officer, to review our board’s determination as to a director’s or officer’s request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order us to make advances and/or reimbursement for expenses or to provide indemnification.

We have been informed that in the opinion of the SEC indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Other

The transfer agent and registrar for our common stock and Series A convertible preferred stock is Wachovia Bank, N.A.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF SUPERTEL LIMITED PARTNERSHIP

The following description of the partnership agreement of Supertel Limited Partnership is qualified in its entirety by reference to the Third Amended and Restated Agreement of Limited Partnership, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Management

Supertel Limited Partnership was organized in 1994 as a Virginia limited partnership pursuant to the terms of the partnership agreement. Pursuant to the terms of the partnership agreement, Supertel Hospitality REIT Trust, as the sole general partner of Supertel Limited Partnership, has full, exclusive and complete responsibility and discretion in the management and control of Supertel Limited Partnership. Supertel Hospitality REIT Trust is our wholly-owned subsidiary. The limited partners of Supertel Limited Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, Supertel Limited Partnership. Supertel Hospitality REIT Trust, without the consent of the limited partners, may amend the partnership agreement in any respect to the benefit of and not adverse to the interests of the limited partners. Any other amendments to the partnership agreement require the consent of limited partners holding more than 50% of the percentage interests of the limited partners.

Transferability of Interests

Supertel Hospitality REIT Trust may not voluntarily withdraw from Supertel Limited Partnership, and we may not transfer or assign our interest in Supertel Hospitality REIT Trust. In addition, Supertel Hospitality REIT Trust may not transfer or assign its interest in Supertel Limited Partnership unless:

■	the transaction in which the withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction (see “Redemption Rights” below); or

■	the successor to us contributes substantially all of its assets to Supertel Limited Partnership in return for an interest in Supertel Limited Partnership.

With certain limited exceptions, the limited partners may not transfer their interests in Supertel Limited Partnership, in whole or in part, without the written consent of Supertel Hospitality REIT Trust, which may withhold its consent in its sole discretion. Supertel Hospitality REIT Trust may not consent to any transfer that would cause Supertel Limited Partnership to be treated as a corporation for federal income tax purposes.

Capital Contribution

The partnership agreement provides that if Supertel Limited Partnership requires additional funds at any time in excess of funds available to it from borrowing or capital contributions, we may borrow such funds and lend the funds to Supertel Limited Partnership on the same terms and conditions. The partnership agreement generally obligates us to contribute the proceeds of a share offering, including the proceeds from this offering, as additional capital to Supertel Limited Partnership. Moreover, we are authorized to cause Supertel Limited Partnership to issue limited partnership interests for less than fair market value if we conclude in good faith that such issuance is in our best interest and in the best interests of Supertel Limited Partnership.

If we contribute additional capital to Supertel Limited Partnership, we will receive additional units of partnership interest, and our percentage interest in Supertel Limited Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of Supertel Limited Partnership at the time of the contribution. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us.

In addition, if we contribute additional capital to Supertel Limited Partnership, we will revalue the partnership’s property to its fair market value, as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in the property would be allocated among the partners under the terms of the partnership agreement, if there were a taxable disposition of the property for fair market value on the date of the revaluation.

Redemption Rights

Each limited partner of Supertel Limited Partnership holding common units of limited partnership interests and each limited partner holding preferred units of limited partnership interests, if those preferred units so provide, may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. As of the date of this prospectus, 372,195 common units and 195,610 preferred units of Supertel Limited Partnership were outstanding. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of shares of common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of common stock the limited partner would have received if we chose to purchase the units for common stock. We anticipate that we generally will elect to purchase the common units for common stock. The preferred units outstanding at the date of this prospectus are convertible by the holders into common units on a one-for-one basis or may be redeemed for cash at $10 per share until October 2009. These preferred units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of Supertel Limited Partnership. Any preferred units issued by Supertel Limited Partnership after the date of this prospectus may have different terms.

The redemption price will be paid in cash if the issuance of shares of common stock to the redeeming limited partner would:

■	result in any person owning, directly or indirectly, shares of common or preferred stock in excess of 9.9% of the outstanding shares of common stock or preferred stock of any series,

■	result in shares of our capital stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

■	result in our being “closely held” within the meaning of the federal income tax laws,

■	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant, other than TRS Lessee, of our or Supertel Limited Partnership’s real property, within the meaning of the federal income tax laws, or

■	cause the acquisition of shares of common stock by the redeeming limited partner to be “integrated” with any other distribution of shares of common stock for purposes of complying with the Securities Act.

A limited partner may not exercise the redemption right for less than 1,000 common units or, if a limited partner holds less than 1,000 common units, less than all of the common units held by the limited partner. The number of shares of common stock issuable on exercise of the redemption rights will be adjusted on the occurrence of share splits, mergers, consolidations or similar pro rata share transactions.

Operations

The partnership agreement requires that Supertel Limited Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT, to use reasonable efforts to avoid any federal income or excise tax liability imposed by the federal income tax laws, other than tax on any retained capital gain, and to ensure that Supertel Limited Partnership will not be classified as a “publicly traded partnership” for purposes of the federal income tax laws.

In addition to the administrative and operating costs incurred by Supertel Limited Partnership, the partnership pays all of our administrative costs, and these costs are treated as expenses of Supertel Limited Partnership. Our expenses generally include:

■	all expenses relating to our formation and continuing existence;

■	all expenses relating to the registration of securities by us;

■	all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

■	all expenses associated with compliance by us with laws, rules and regulations promulgated by any regulatory body; and

■	all other operating or administrative costs we incur in the ordinary course of our business on behalf of Supertel Limited Partnership.

Distributions

The partnership agreement provides that Supertel Limited Partnership will distribute cash from operations on at least a quarterly basis. Cash from operations includes net sale or refinancing proceeds, but excludes net proceeds from the sale of Supertel Limited Partnership’s property in connection with a liquidation. We will determine the amount of distributions in our sole discretion. On liquidation of Supertel Limited Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of Supertel Limited Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in its capital account following a liquidation of Supertel Limited Partnership, we will contribute cash to the partnership, equal to the negative balance in its capital account.

Allocations

Income, gain and loss of Supertel Limited Partnership for each fiscal year generally are allocated among the partners in accordance with their respective partnership interests, subject to compliance with the provisions of the federal income tax laws.

Term

Supertel Limited Partnership will continue until December 31, 2050, or until sooner dissolved on:

■	the bankruptcy, dissolution or withdrawal of Supertel REIT Trust, unless the limited partners elect to continue Supertel Limited Partnership;

■	the sale or other disposition of all or substantially all the assets of the Supertel Limited Partnership;

■	the redemption of all units, other than those held by Supertel Hospitality REIT Trust, if any; or

■	the election of Supertel Hospitality REIT Trust and approval of the holders of 75% of the percentage interests of the limited partners, excluding Supertel Hospitality REIT Trust.

Tax Matters Partner

We are the tax matters partner of Supertel Limited Partnership and have authority to handle tax audits and to make tax elections under the federal income tax laws on behalf of the partnership.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material federal income tax considerations that may be relevant to a prospective holder of our common stock. Our tax counsel, McGrath North Mullin & Kratz, PC LLO has reviewed this summary and is of the opinion that it describes the federal income tax considerations that are likely to be material to a holder of our common stock. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Shareholders”), or foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “—Taxation of Non-U.S. Shareholders”).

The statements of law in this discussion are based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, we urge you to consult your own tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We are currently taxed as a REIT under the federal income tax laws. We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1994. We believe that, beginning with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation.

In the opinion of McGrath North Mullin & Kratz, PC LLO, we qualified to be taxed as a REIT for our taxable years ended January 1, 2001 through December 31, 2005, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT under the Code for our taxable year ending December 31, 2006, and thereafter. Investors should be aware that McGrath North Mullin & Kratz, PC LLO’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, McGrath North Mullin & Kratz, PC LLO’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our taxable income that we distribute. While McGrath North Mullin & Kratz, PC LLO has reviewed those matters in connection with its opinion, McGrath North Mullin & Kratz, PC LLO will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the federal income tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.” Generally, we will be subject to federal income tax in the following circumstances:

■	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

■	Under certain circumstances, we may be subject to the “alternative minimum tax” on items of tax preference that we do not distribute or allocate to shareholders.

■	We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and (2) other non-qualifying income from foreclosure property.

■	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

■	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

■	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% nondeductible excise tax on the excess of this required distribution over the amount we actually distributed.

■	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

■	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition, or (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

■	We will incur a 100% excise tax on transactions with a “taxable REIT subsidiary” that are not conducted on an arm’s-length basis.

■	If we fail to satisfy certain asset tests, described below under “—Asset Tests,” by more than a de minimis threshold, and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax of the greater of $50,000 or at the highest corporate rate on the income generated by the non-qualifying assets.

■	We may be subject to a $50,000 tax if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and such failure is due to reasonable cause and not willful neglect.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

(4)	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)	no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

(7)	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our capital stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We have issued sufficient common stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our capital stock so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our capital stock are described in “Description of Capital Stock and Certain Material Provisions of Virginia Law, Our Charter and Bylaws—Restrictions on Ownership and Transfer.”

A corporation that is a “qualified REIT subsidiary” (i.e., a corporation that is 100% owned by a REIT with respect to which no TRS election has been made) is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the parent REIT. A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary (“TRS”), all of the capital stock of which is owned by the parent REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities and items of income, deduction and credit of that subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Similarly, any wholly owned limited liability company that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

In the case of a REIT that is a partner in a partnership, in general, the REIT is treated as owning its proportionate share (based on capital interests) of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnerships and of any other partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health facility is operated but is permitted to lease hotels from a related REIT as long as the hotels are operated on behalf of the TRS by an “eligible independent contractor.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We formed TRS Leasing, Inc. and its wholly owned subsidiaries TRS Subsidiary LLC and SPPR TRS Subsidiary, LLC (together, the “TRS Lessee”) and each of our hotels is leased by the TRS Lessee. Our hotels are managed by independent management companies, Royal Host Management and Guest House Inn, each of which qualifies as an “eligible independent contractor.” We may form or acquire one or more additional TRSs in the future. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

■	rents from real property;

■	interest on debt secured by mortgages on real property or on interests in real property;

■	dividends, or other distributions on, and gain from the sale of shares in other REITs;

■	gain from the sale of real estate assets; and

■	income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing. If we enter into a transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets and we properly identify the hedges as required by Treasury regulations, the income from the transaction will be excluded from gross income for purposes of the 95% gross income test (but not for purposes of the 75% gross income test). Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

■	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

■	Second, neither we nor a direct or indirect owner of 10% or more of our shares of capital stock may own, actually or constructively, 10% or more of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS leasing a hotel, such TRS may not directly or indirectly operate or manage the related hotel. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

■	Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

■	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its shareholders, own more than 35% of our shares of capital stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties. See “—Taxable REIT Subsidiaries.”

Pursuant to percentage leases, the TRS Lessee leases each of our hotels. The percentage leases provide that the TRS Lessee is obligated to pay to the Partnerships (1) percentage rent based on gross revenue and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels.

In order for the percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

■	the intent of the parties;

■	the form of the agreement;

■	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

■	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether:

■	the service recipient is in physical possession of the property;

■	the service recipient controls the property;

■	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

■	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

■	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

■	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

McGrath North Mullin & Kratz is of the opinion that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

■	the Partnerships, on the one hand, and the TRS Lessee, on the other hand, intend their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

■	the TRS Lessee has the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

■	the TRS Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels and generally dictates how the hotels are operated, maintained and improved;

■	the TRS Lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

■	the TRS Lessee benefits from any savings in the costs of operating the hotels during the term of the percentage leases;

■	the TRS Lessee generally has indemnified the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS Lessee’s use, management, maintenance, or repair of the hotels, (3) impositions in respect of the hotels that are the obligations of the TRS Lessee, (4) any breach of the percentage leases or of any sublease of a hotel by the TRS Lessee, or (5) the gross negligent acts and omissions and willful misconduct of the TRS Lessee;

■	the TRS Lessee stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels;

■	the Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS Lessee; and

■	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from the TRS Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status (unless we qualify for relief, as described below under “—Failure to Satisfy Gross Income Tests”).

As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

■	are fixed at the time the percentage leases are entered into;

■	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

■	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock of any corporate lessee or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). The constructive ownership rules provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. This rule, however, does not apply to rents for hotels leased to a TRS if an “eligible independent contractor” operates the hotels for the TRS. As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus could lose our REIT status.

A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an eligible independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because the Partnerships will not perform any services other than customary services. Furthermore, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services.

If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. If the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the lessee of the hotel, other than through an independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, we could lose our REIT status. However, in either situation we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.

In addition to the percentage rent, the TRS Lessee is required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Additionally, amounts based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT, are not excluded from the term “interest”. Furthermore, if a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets are held for sale to customers and that a sale of any such asset would not be in the ordinary course of the owning entity’s business. We will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. We held the disposed hotels for an average period of eight years and did not acquire the hotels for purposes of resale. Accordingly, we do not believe any of those hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

■	that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

■	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

■	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

■	on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

■	on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

■	which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

Hedging Transactions

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. If we enter into a transaction in the normal course of business primarily to manage the risks of interest rate or price changes or currency fluctuations with respect to borrowings under or to be made to acquire or carry real estate assets and we properly identify the transactions as required by Treasury regulations, the income from the transactions and any gain from the disposition of such transactions are excluded from gross income in applying the 95% gross income test but not the 75% gross income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

■	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

■	following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

■	First, at least 75% of the value of our total assets must consist of:

■	cash or cash items, including certain receivables;

■	government securities;

■	interests in real property, including leaseholds and options to acquire real property and leaseholds;

■	interests in mortgages on real property;

■	stock in other REITs; and

■	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

■	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

■	Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

■	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS or mortgage loans that constitute real estate assets or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

■	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any TRS in which we own more than 50% of the voting power or value of the stock hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

–	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

–	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

■	Any loan to an individual or an estate.

■	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

■	Any obligation to pay “rents from real property.”

■	Certain securities issued by governmental entities.

■	Any security issued by a REIT.

■	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

■	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. If we fail to satisfy the 5% asset test or the 10% vote or value test for a particular quarter and do not correct it within the 30-day period described in the prior sentence, we will not lose our REIT status if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of our assets at the end of the quarter for which such measurement is done or (ii) $10,000,000; provided in either case that we either dispose of the assets within 6 months after the last day of the quarter in which we identify the failure (or such other time period prescribed by the Treasury), or otherwise meet the requirements of those rules by the end of such time period. In addition, if we fail to meet any asset test for a particular quarter, other than a de minimis failure described in the preceding sentence, we still will be deemed to have satisfied the requirements if: (i) following our identification of the failure, we file a schedule with a description of each asset that caused the failure in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) we dispose of the assets within 6 months after the last day of the quarter in which the identification occurred (or such other time period prescribed by the Treasury) or the requirements of the rules are otherwise met within such period; and (iv) we pay a tax on the failure which is the greater of $50,000 or an amount determined by multiplying the highest rate of income tax for corporations (currently 35%), by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date we have disposed of the assets or otherwise satisfy the requirements.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

■	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

■	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to shareholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

■	85% of our REIT ordinary income for such year;

■	95% of our REIT capital gain income for such year; and

■	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. In addition, we may not deduct recognized capital losses from our “REIT taxable income.” Any taxes or penalties paid as a result of our failure to satisfy one or more requirements for REIT qualification, other than the 95% and 75% income tests and the asset tests, are deducted from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends in order to raise sufficient cash to satisfy the distribution requirement.

Recordkeeping Requirements

We must maintain certain records to qualify as a REIT. To avoid a monetary penalty, we must request annually certain information from our stockholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with such requirements.

Failure to Qualify

Commencing with our 2005 taxable year, if we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable to individual, trust, and estate taxpayers at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, we formed a TRS, TRS Leasing, Inc., which has two wholly owned subsidiaries, TRS Subsidiary, LLC and SPPR TRS Subsidiary, LLC, each of which is a disregarded entity for federal income tax purposes (together, the “TRS Lessee”). A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may lease hotels from us under certain circumstances, provide services to our tenants and perform activities unrelated to our tenants, such as third-party management, development and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any hotels or provide rights to any brand name under which any hotel is operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements:

■	such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

■	such person does not own, directly or indirectly, more than 35% of our capital stock;

■	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our capital stock; and

■	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have formed and made a timely election with respect to the TRS Lessee, which leases each of our hotels. Additionally, we may form or acquire additional TRSs in the future. Our hotels are managed by Royal Host Management and Guest House Inn, each of which qualifies as an “eligible independent contractor.”

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a holder of our common stock that for U.S. federal income tax purposes is:

■	a citizen or resident of the United States;

■	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

■	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

■	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

As long as we qualify as a REIT, (1) a taxable “U.S. shareholder” must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income, and (2) a U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. shareholder as ordinary income generally will not qualify for the new 15% tax rate for “qualified dividend income.” Legislation enacted in 2003 and 2006 reduced the maximum tax rate for taxpayers taxed at individual rates on qualified dividend income from 38.6% to 15% for tax years 2003 through 2010. Without further congressional action, the maximum tax rate on qualified dividend income will move to 39.6% in 2011. Qualified dividend income generally includes most dividends paid by U.S. corporations but does not generally include ordinary REIT dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRS Lessee and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our capital stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. shareholder generally will report distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held our capital stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such shareholder. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s capital stock. Instead, such distribution will reduce the adjusted tax basis of such capital stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its capital stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the capital stock has been held for one year or less, assuming the capital stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income, and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of the capital stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Capital Stock

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our capital stock as long-term capital gain or loss if the U.S. shareholder has held the capital stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of our capital stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of our capital stock may be disallowed if the U.S. shareholder purchases other capital stock issued by us within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% (through 2010) for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

■	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

■	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has published a revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our capital stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of capital stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of capital stock only if:

■	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

■	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust (see “—Requirements for Qualification” above); and

■	either (1) one pension trust owns more than 25% of the value of our capital stock or (2) a group of pension trusts individually holding more than 10% of the value of our capital stock and collectively owns more than 50% of the value of our capital stock.

The ownership and transfer restrictions in our articles of incorporation reduce the risk that we may become a “pension-held REIT.”

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rate do not apply to dividends from REITs. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

■	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

■	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its capital stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such capital stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its capital stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

A non-U.S. shareholder will incur tax on any distribution made by us to the extent attributable to gain from sales or exchanges of “United States real property interests” under special provisions of the federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. Any class of stock which is regularly traded on an established securities market located in the United States, such as our common stock, shall not be treated as gain recognized from the sale or exchange of a United States real property interest if the non-U.S. shareholder did not own more than 5% of such class of stock at any time during the one year preceding the distribution. The distribution will be treated as an ordinary dividend to the non-U.S. shareholder and taxed as an ordinary dividend that is not a capital gain. A non-U.S. shareholder is not required to file a U.S. federal income tax return by reason of receiving such a distribution, and the branch profits tax no longer applies to such a distribution. However, the distribution will be subject to U.S. federal income tax withholding as an ordinary dividend as described above.

A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our capital stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our capital stock at all times during a specified testing period will not incur tax under FIRPTA with respect to any such gain if the common stock is “regularly traded” on an established securities market in the United States. To the extent that our common stock continues to be regularly traded on an established securities market in the United States, a non-U.S. shareholder will not incur tax under FIRPTA unless it owns more than 5% of our capital stock. If the gain on the sale of the capital stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Tax Aspects of Our Investments in the Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

■	is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

■	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under our Partnerships’ partnership agreements, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in the Partnerships generally is equal to:

■	the amount of cash and the adjusted tax basis of any other property contributed by us to the Partnerships;

■	increased by our allocable share of the Partnerships’ income and our allocable share of indebtedness of the Partnerships; and

■	reduced, but not below zero, by our allocable share of the Partnerships’ loss and the amount of cash and property (at fair market value) distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the Partnerships.

If the allocation of our distributive share of the Partnerships’ loss would reduce the adjusted tax basis of our partnership interest in the Partnerships below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnerships’ distributions, or any decrease in our share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to the Operating Partnerships. To the extent that the Partnerships acquire their hotels in exchange for cash, the initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by the Partnerships. The Partnerships depreciate such depreciable hotel property under either the modified accelerated cost recovery system of depreciation (“MACRS”) or the alternative depreciation system of depreciation (“ADS”). The Partnerships use MACRS for furnishings and equipment. Under MACRS, the Partnerships generally depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnerships place more than 40% of their furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. A first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of qualified property is available for qualified property placed in service after May 5, 2003. “Qualified Property” includes qualified leasehold improvement property and property with a recovery period of less than 20 years, such as furnishings and equipment at our hotels. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. In addition, certain qualified leasehold improvement property placed in service before January 1, 2006 will be depreciated over a 15-year recovery period using a straight method and a half-year convention. The Partnerships use ADS for buildings and improvements. Under ADS, the Partnerships generally depreciate such buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention.

To the extent that the Partnerships acquire hotels in exchange for units of limited partnership interest, the initial basis in each hotel for federal income tax purposes should be the same as the transferor’s basis in that hotel on the date of acquisition. Although the law is not entirely clear, the Partnerships generally depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnerships’ tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnerships, except to the extent that the Partnerships are required under the federal income tax laws to use a method for allocating depreciation deductions attributable to the hotels or other contributed properties that results in our receiving a disproportionately large share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of Our Status as a REIT—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

State and Local Taxes

We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our common stock.

UNDERWRITING

Robert W. Baird & Co. Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated	4,200,000
JMP Securities LLC	1,260,000
Ferris, Baker Watts, Incorporated	1,190,000
Anderson & Strudwick Incorporated	350,000

Total	7,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the common stock in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters have advised us that they propose to offer some of the common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not in excess of $0.23 per share. The underwriters may allow, and dealers may re-allow, a concession not in excess of $0.10 per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial purchase commitment.

We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions set forth in each lock-up agreement. Robert W. Baird & Co. Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock trades on the Nasdaq Global Market under the symbol “SPPR.”

In no event will the maximum underwriting discount and commissions to be received by any NASD member firm in connection with this offering exceed 10%. The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	No Exercise	Full Exercise
Per share	$0.38525	$0.38525
Total	$2,696,750	$3,101,263

In connection with this offering, Robert W. Baird & Co. Incorporated, on behalf of the underwriters, may purchase and sell our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sale of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase our common stock through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters will not make “naked” short sales of common stock in excess of the number of shares represented by the underwriters’ over-allotment option. Stabilizing transactions consist of bids for, or purchases of, common stock in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Robert W. Baird & Co. Incorporated repurchases common stock originally sold by that syndicate member in order to cover syndicate short positions or to make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering will be approximately $383,750.

Robert W. Baird & Co. Incorporated has performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement for which this prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by McGrath North Mullin & Kratz, PC LLO. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP. The description of federal income tax considerations under the caption “Certain Material Federal Income Tax Considerations” in this prospectus is based on the opinion of McGrath North Mullin & Kratz, PC LLO.

EXPERTS

The consolidated financial statements and related financial schedule III of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, the combined financial statements of Savannah Suites Affiliated Properties as of December 31, 2005 and for the year then ended, and the combined financial statements of MOA Hospitality, Inc. Properties Under Contract for Sale as of February 28, 2006 and for the year then ended, included in this prospectus have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and proxy statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Our common stock is traded on the Nasdaq Global Market under the symbol “SPPR” and you can review similar information concerning us at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq National Market, call (212) 656-5060.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data gives effect to our acquisition of six hotels from the Independent Property Owners of America (“IPOA”) which occurred in November, 2005, to the acquisition of six Savannah Suites hotels which occurred on August 18, 2006, to the acquisition of a seventh Savannah Suite hotel on November 16, 2006, to the (probable) acquisition of five hotels from MOA Hospitality, Inc., which is expected to occur in December 2006, to the issuance of 7,000,000 shares of common stock at an assumed price of $6.70 per share, with net proceeds of approximately $43.8 million after the underwriting discount and estimated offering expenses, and the repayment of approximately $42.5 million of debt, using the net proceeds of this offering and the remaining net proceeds of approximately $1.3 million applied to cash and cash equivalents, by the application of the pro forma adjustments to our historical consolidated financial statements. The number of shares we issue is subject to change. The pro formas consolidated financial data does not give effect to the acquisition of the two independent hotels which is expected to occur in December 2006. The total purchase price allocated to the acquired hotels is based on preliminary estimates and is also subject to change.

The pro forma consolidated balance sheet gives effect to the acquisition of the seventh Savannah Suites hotel acquired in November 2006 and the expected acquisition of the five hotels from MOA, as if the transactions had occurred on September 30, 2006. The pro forma consolidated statements of operations for the year ended December 31, 2005 are presented as if the acquisitions of the six hotels from IPOA, all seven Savannah Suites hotels and the five MOA hotels had occurred on January 1, 2005. The pro forma consolidated statements of operations for the nine months ended September 30, 2006 are presented as if the acquisitions of all seven Savannah Suites hotels and the expected acquisition of the five hotels from MOA had occurred on January 1, 2005.

We are a self-administered real estate investment trust and the unaudited pro forma consolidated financial data is presented on the assumption that we distribute at least 90% of our REIT taxable income to our shareholders and do not incur federal income tax liability for the periods presented. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

The unaudited pro forma consolidated financial data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. The unaudited pro forma consolidated financial data should be read in conjunction with, and is qualified in its entirety by our historical consolidated financial statements and related notes and the historical consolidated financial statements and related notes of the acquired hotels included in this prospectus.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

(IN THOUSANDS)

SEPTEMBER 30, 2006

	Historical Supertel	Consummated Acquisition		Supertel After Consummated Acquisitions Pro Forma Consolidated	Probable Acquisitions		Supertel After Consummated and Probable Acquisitions Pro Forma Consolidated	Common Stock Pro Forma Adjustments		Supertel Pro Forma Consolidated
ASSETS
Investments in hotel properties	$243,457	$5,409	(a)	$248,866	$24,289	(a)	$273,155	$—		$273,155
Less accumulated depreciation	61,358	—		61,358	—		61,358	—		61,358

	182,099	5,409		187,508	24,289		211,797	—		211,797
Cash and cash equivalents	2,378	—		2,378	—		2,378	1,320	(c)	3,698
Accounts receivable	1,875	—		1,875	—		1,875	—		1,875
Prepaid expenses and other assets	3,473	—		3,473	—		3,473	—		3,473
Deferred financing costs, net	1,613	—		1,613	69	(b)	1,682	—		1,682

	$191,438	$5,409		$196,847	$24,358		$221,205	$1,320		$222,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable, accrued expenses and other liabilities	$11,065	$—		$11,065	$—		$11,065	$—		$11,065
Long-term debt	124,143	5,409	(b)	129,552	24,358	(b)	153,910	(42,500	)(c)	111,410

	135,208	5,409		140,617	24,358		164,975	(42,500)		122,475

Minority interest in consolidated partnerships	3,562	—		3,562	—		3,562	—		3,562

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, 10,000,000 shares authorized; 1,515,258 shares issued and outstanding, liquidation preference of $15,153	15	—		15	—		15	—		15
Preferred stock warrants	53	—		53	—		53	—		53
Common stock, $.01 par value, 25,000,000 shares authorized; 12,074,903 shares outstanding and 7,000,000 pro forma shares outstanding	121	—		121	—		121	70	(c)	191
Additional paid-in capital	65,661	—		65,661	—		65,661	43,750	(c)	109,411
Distributions in excess of retained earnings	(13,182)	—		(13,182)	—		(13,182)	—		(13,182)

	52,668	—		52,668	—		52,668	43,820		96,488

	$191,438	$5,409		$196,847	$24,358		$221,205	$1,320		$222,525

See accompanying notes to Pro Forma Consolidated Balance Sheet

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

The following notes provide information regarding the assumptions used for the pro forma adjustments for both the acquisition of the hotels and the issuance of shares of common stock.

Acquisitions

(a)	To reflect the acquisition of the seventh Savannah Suites hotel and the expected (probable) acquisition of the five hotels from MOA Hospitality, Inc. (“MOA”) under the purchase method of accounting:

	Consummated Savannah Suites 1 hotel	Probable MOA 5 hotels
Purchase price	$5,350	$24,000
Acquisition costs	59	289

	$5,409	$24,289

(b)	The purchase of the six Savannah Suites hotels occurred on August 18, 2006 and is reflected in the Supertel Historical September 30, 2006 balance sheet. The purchase of the six hotels was funded by a $17,850 term loan and a $6,417 bridge loan from General Electric Capital Corporation (“GECC”) entered into on August 18, 2006 by Supertel Limited Partnership. The GECC term loan requires monthly interest payments in the first two years of the loan, monthly interest and principal (equal to one-twelfth of one percent of the loan amount) payments in the third year of the loan and monthly interest and principal (amortized over twenty years) payments in the fourth through the tenth years of the loan. The principal balance of the GECC term loan is due and payable on September 1, 2016. The GECC term loan bears interest at three-month LIBOR plus 1.70% (reset monthly) and can be converted to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. As of September 30, 2006, the three month LIBOR is 5.4%. The GECC bridge loan of $6,417 requires monthly interest payments with the principal balance due and payable on March 1, 2007. The GECC bridge loan bears interest at three-month LIBOR plus 5.00% (reset monthly).

The remainder of the purchase price of the six Savannah Suites hotels of approximately $3,383, plus $294 of acquisitions costs and $79 of deferred financing was borrowed from the existing revolving credit facility with Great Western Bank. The revolving credit facility bears an interest rate equal to the national prime rate which was 8.25% on September 30, 2006.

The purchase of a seventh Savannah Suites hotel, in November 2006 for $5,350, plus acquisition costs of $59 was funded by the existing credit facilities at 8.25%.

The acquisition of the five hotels from MOA and related costs is intended to be funded by a new long-term mortgage note based on 65% of the purchase price in the amount of $15,600 and a new six month bridge loan in the amount of $4,800. The new long-term mortgage and bridge loan provisions are anticipated to be the same as those in the GECC term loan for the six Savannah Suites hotels discussed above. The remaining purchase price of $3,600, as well as an estimated $289 of acquisition costs and $69 of deferred financing, is intended to be borrowed from a new or existing credit facility.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(DOLLAR AMOUNTS IN THOUSANDS)

(UNAUDITED)

In summary:

	Consummated Savannah Suites 1 hotel	Probable MOA 5 hotels
Mortgage note	$—	$15,600
Bridge loan	—	4,800
Borrowing from revolving credit facility:
Purchase price	5,350	3,600
Acquisition costs	59	289
Deferred financing costs	—	69

	$5,409	$24,358

Common Stock Offering

(c)	Represents the estimated proceeds of the issuance of 7 million shares of common stock at $6.70. The estimated cost of the issuance of those shares of $3.08 million is offset against paid-in capital.

In summary:

Estimated gross proceeds	$46,900
Estimated cost of issuance	(3,080)
Net offering proceeds applied to cash and cash equivalents	(1,320)

Net proceeds applied to debt	$42,500

Issuance of 7,000,000 shares of common stock at $.01 par value	$70
Additional paid-in capital of $46,830 less $3,080 of stock issuance costs	43,750

Total	$43,820

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEAR ENDED DECEMBER 31, 2005

	Historical Supertel	Consum- mated Acquisitions		Supertel After Consummated Acquisitions Pro Forma Consolidated	Probable Acquisitions		Supertel After Consummated and Probable Acquisitions Pro Forma Consolidated	Common Stock Pro Forma Adjustments		Supertel Pro Forma Consolidated
REVENUES
Room rentals and other hotel services	$60,537	$17,656	(a)	$78,193	$6,001	(b)	$84,194			$84,194
Other	158	—		158	—		158			158

	60,695	17,656		78,351	6,001		84,352	—		84,352

EXPENSES
Hotel and property operations	42,372	10,925	(a)	53,297	3,491	(b)	56,788			56,788
Depreciation and amortization	6,863	2,099	(c)	8,962	846	(c)	9,808			9,808
General and administrative	2,526	—		2,526	—		2,526			2,526

	51,761	13,024		64,785	4,337		69,122	—		69,122

EARNINGS FROM CONTINUING OPERATIONS BEFORE GAIN (LOSS) ON DISPOSITIONS OF ASSETS, INTEREST EXPENSE AND MINORITY INTEREST	8,934	4,632		13,566	1,664		15,230	—		15,230
Net loss on dispositions of assets	(2)	(13)		(15)	—		(15)			(15)
Interest	(5,959)	(4,541	)(d)	(10,500)	(1,894	)(d)	(12,394)	3,635	(e)	(8,759)
Minority interest	(226)	—		(226)	—		(226)			(226)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,747	78		2,825	(230)		2,595	3,635		6,230
Income tax benefit	(31)	—		(31)	—		(31)			(31)

NET EARNINGS (LOSS)	2,778	78		2,856	(230)		2,626	3,635		6,261
Preferred Stock Dividend	(6)	—		(6)	—		(6)	—		(6)

NET EARNINGS (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$2,772	$78		$2,850	$(230)		$2,620	$3,635		$6,255

Weighted average shares outstanding—basic and dilutive	12,062			12,062			12,062	7,000		19,062

Weighted average shares outstanding—diluted	12,062			12,062			12,062	7,000		19,062

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS
EPS—basic	$0.23			$0.24			$0.22			$0.33

EPS—diluted	$0.23			$0.24			$0.22			$0.33

See accompanying notes to Pro Forma Consolidated Statement of Operations

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

	Historical Supertel	Consummated Acquisition		Supertel After Consummated Acquisition Pro Forma Consolidated	Probable Acquisitions		Supertel After Consummated and Probable Acquisitions Pro Forma Consolidated	Common Stock Pro Forma Adjustments		Supertel Pro Forma Consolidated
REVENUES
Room rentals and other hotel services	$58,249	$5,267	(a)	$63,516	$5,037	(b)	$68,553			$68,553
Other	108	—		108	—		108			108

	58,357	5,267		63,624	5,037		68,661	—		68,661

EXPENSES
Hotel and property operations	39,943	3,159	(a)	43,102	2,836	(b)	45,938			45,938
Depreciation and amortization	6,329	613	(c)	6,942	634	(c)	7,576			7,576
General and administrative	2,092	—		2,092	—		2,092			2,092

	48,364	3,772		52,136	3,470		55,606	—		55,606

EARNINGS FROM CONTINUING OPERATIONS BEFORE GAIN (LOSS) ON DISPOSITIONS OF ASSETS, INTEREST EXPENSE AND MINORITY INTEREST	9,993	1,495		11,488	1,567		13,055	—		13,055
Net loss on disposition of assets	(6)	(4)		(10)	—		(10)			(10)
Interest	(5,804)	(1,683	)(d)	(7,487)	(1,392	)(d)	(8,879)	2,631	(e)	(6,248)
Minority interest	(272)	—		(272)	—		(272)			(272)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	3,911	(192)		3,719	175		3,894	2,631		6,525
Income tax expense	261	—		261	—		261			261

NET EARNINGS (LOSS)	3,650	(192)		3,458	175		3,633	2,631		6,264
Preferred Stock Dividend	(912)	—		(912)	—		(912)	—		(912)

NET EARNINGS (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$2,738	$(192)		$2,546	$175		$2,721	$2,631		$5,352

Weighted average shares outstanding—basic	12,067			12,067			12,067	7,000		19,067

Weighted average shares outstanding—diluted	12,072			12,072			12,072	7,000		19,072

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS
EPS Basic	$0.23			$0.21			$0.23			$0.28

EPS Diluted	$0.23			$0.21			$0.23			$0.28

See accompanying notes to Pro Forma Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS

OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2005 AND NINE MONTHS

ENDED SEPTEMBER 30, 2006

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

The acquisition of the five MOA Hospitality, Inc. (“MOA”) hotels is not contingent on the issuance of the common stock. The following notes provide information regarding the assumptions used for the pro forma adjustments for the acquisitions of the IPOA hotels, the six Savannah Suites hotels and the seventh Savannah Suites hotel up to the dates of their acquisitions in November 2005, August 18, 2006 and November 16, 2006, respectively. The information also reflects the assumption used for the pro forma adjustments related to the expected purchase of the five hotels from MOA and the issuance of shares of common stock.

(a)	To reflect the operations of the acquisitions of the six IPOA hotels and the seven Savannah Suites hotels using the historical financial statements for the hotels for the year ended December 31, 2005 and for the nine months ended September 30, 2006 up to their dates of acquisition and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the year ended December 31, 2005				For the 9 months ended September 30, 2006
	Consummated
	IPOA 6 hotels	Savannah Suites 6 hotels	Savannah Suites 1 hotel	Total	Savannah Suites 6 hotels	Savannah Suites 1 hotel	Total
Room rentals and other hotel services	$9,586	$6,789	$1,281	$17,656	$4,406	$861	$5,267

Hotel and property operations:
Baseline expenses	$6,637	$3,949	771	$11,357	$2,637	$645	$3,282
(i)	(98)	(178)	(34)	(310)	(89)	(17)	(106)
(ii)	(133)	(10)	(3)	(146)	(13)	(4)	(17)
(iii)	24	—	—	24	—	—	—

Total adjustments	(207)	(188)	(37)	(432)	(102)	(21)	(123)

Adjusted expenses	$6,430	$3,761	$734	$10,925	$2,535	$624	$3,159

(i)	To reflect the cost reductions resulting from the terms of our agreements with Royal Host Management and Guest House Inc. which will eliminate the cost of an excess administrative position and reduce the cost of the management fee to 4% for the IPOA and 4.8% for the Savanna Suites properties that are managed by Guest House, Inc.
(ii)	The companies obtained insurance coverage for the hotels which cost less than that previously charged to the hotels by the sellers.
(iii)	To increase the cost of IPOA’s franchise fees by .25% in accordance with franchise agreements.

(b)	To reflect the operations of the expected (probable) acquisition of the five hotels from MOA using the historical financial statements for the hotels for the year ended December 31, 2005 and for the nine months ended September 30, 2006 and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the year ended December 31, 2005	For the 9 months ended September 30, 2006
	Probable
	MOA 5 hotels	MOA 5 hotels
Room rentals and other hotel services	$6,001	$5,037
Hotel and property operations:
Baseline expenses	$3,530	$2,890
(i) adjustment	(39)	(54)

Adjusted expenses	$3,491	$2,836

(i)	The companies obtained insurance coverage for the hotels which cost less than that previously charged to the hotels by the sellers.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS

OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2005 AND NINE MONTHS

ENDED SEPTEMBER 30, 2006

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

(c)	To reflect pro forma depreciation and amortization based on the depreciable basis of the company’s acquisition cost assuming asset lives of 39 years for buildings, five years for furniture, fixtures and equipment. The land lease and cell tower lease were amortized over the remaining contract at 62 and 3.5 years respectively.

(d)	To reflect interest expense including amortization of deferring financing costs related to:

The acquisition of the six IPOA hotels and the related $14,830 long-term mortgage note payable, at 5.97% per annum, $6,123 of assumed mortgage note payable at 7.41% per annum, $3,000 of an interest-free seller note ($2,831 using an imputed interest rate of 5.97%) and $8,956 of borrowings from the company’s revolving credit facility at 7%.

The acquisition of the six Savannah Suite hotels with a mortgage note payable of $17,850 at a variable rate of 7.1% adjustable monthly, $3,756 (which includes approximately $294 of acquisition costs and approximately $79 of deferred financing) of borrowings from the Company’s revolving credit facility at 8.25% and $6,417 of borrowings from a six month bridge loan at 10.4% which is then refinanced by $6,417 of borrowings from the Company’s revolving credit facility at 8.25%.

The acquisition of a seventh Savannah Suites hotel for $5,350 and estimated acquisition costs of $59 from the Company’s existing credit facility at 8.25%.

The expected purchase of the five hotels from MOA with mortgage notes payable and six month bridge loan of $15,600 at 7.1% and $4,800 at 10.4%, respectively. The six month bridge loan is then refinanced with a new or existing credit facility at 8.25%. The balance of the purchase price of $3,600 and the related estimated acquisition and deferred financing costs of $289 and $69 were financed by a new or existing credit facility at 8.25%.

If the variable rates of the mortgage loans, bridge loans and revolving credit facilities were to increase by 1/8%, the annual and nine month increase in interest expense would be $72 and $51, respectively.

(e)	The net proceeds of the issuance of shares of common stock would be used as follows:

gross proceeds of common stock issuances	$46,900
cost of issuance	(3,080)
paydown of bridge loan and seller note	(8,420)
paydown of anticipated bridge loan and revolver borrowing for acquisition of MOA	(7,100)
paydown of existing revolvers	(26,980)

net offering proceeds applied to cash and cash equivalents	$1,320

The application of net proceeds to existing outstanding debt of the company would result in a reduction of interest expense of $3,635 for the year ended December 31, 2005 and $2,631 for nine months ended September 30, 2006 using a weighted average interest rate of 8.55% and 8.25% respectively.

(f)	Funds from operations, or FFO, is a non-GAAP financial measure. The company considers FFO to be a market accepted measure of operating performance of an equity real estate investment trust that is necessary, along with net earnings, for an understanding of the company’s operating results. FFO, as defined under the National Association of Real Estate Investment Trusts (NAREIT) standards, consists of net income computed in accordance with generally accepted accounting principles in the United States of America (“GAAP”), excluding gains (or losses) from sales of real estate, plus depreciation and amortization of real estate assets. The company believes its method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS

OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2005 AND NINE MONTHS

ENDED SEPTEMBER 30, 2006

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of the company’s liquidity, nor is it indicative of funds available to fund the Company’s cash needs, including its ability to pay dividends or make distributions. All real estate investment trusts do not calculate FFO in the same manner; therefore, the company’s calculation may not be the same as the calculation of FFO for similar real estate investment trusts.

The company uses FFO as a performance measure to facilitate a periodic evaluation of its operating results relative to those of its peers, who, like Supertel Hospitality, Inc., are typically members of NAREIT. The company considers FFO a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, the company believes that FFO provides a meaningful indication of our performance.

The following tables set forth the FFO of the Company on an historical and pro forma basis for the year ended December 31, 2005 and for the nine months ended September 30, 2006.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEAR ENDED DECEMBER 31, 2005

	Historical Supertel	Consummated Acquisition	Supertel After Consummated Acquisition Pro Forma Consolidated	Probable Acquisitions	Supertel After Consummated and Probable Acquisitions Pro Forma Consolidated	Common Stock Pro Forma Adjustments	Supertel Pro Forma Consolidated
Reconciliation of net earnings to FFO
Net Earnings available to common shareholders	$2,772	$78	$2,850	$(230)	$2,620	$3,635	$6,255
Depreciation	6,863	2,099	8,962	846	9,808	—	9,808
Net loss on disposition of real estate assets	2	13	15	—	15	—	15

FFO	$9,637	$2,190	$11,827	$616	$12,443	$3,635	$16,078

FFO per basic share	$0.80		$0.98		$1.03		$0.84

FFO per diluted share	$0.80		$0.98		$1.03		$0.84

Weighted shares outstanding for:
calculation of FFO per share—basic	12,062		12,062		12,062	7,000	19,062

calculation of FFO per share—diluted	12,062		12,077		12,077	7,000	19,077

(IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

	Historical Supertel	Consummated Acquisition	Supertel After Consummated Acquisition Pro Forma Consolidated	Probable Acquisitions	Supertel After Consummated and Probable Acquisitions Pro Forma Consolidated	Common Stock Pro Forma Adjustments	Supertel Pro Forma Consolidated
Reconciliation of net earnings to FFO
Net Earnings available to common shareholders	$2,738	$(192)	$2,546	$175	$2,721	$2,631	$5,352
Depreciation	6,329	613	6,942	634	7,576	—	7,576
Net loss on disposition of real estate assets	6	4	10	—	10	—	10

FFO	$9,073	$425	$9,498	$809	$10,307	$2,631	$12,938

FFO per basic share	$0.75		$0.79		$0.85		$0.68

FFO per diluted share	$0.68		$0.71		$0.76		$0.64

Weighted average shares outstanding for:
calculation of FFO per share—basic	12,067		12,067		12,067	7,000	19,067

calculation of FFO per share— diluted	14,762		14,762		14,762	7,000	21,762

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

	As of
	September 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Investments in hotel properties	$243,457	$205,169
Less accumulated depreciation	61,358	55,399
	182,099	149,770

Cash and cash equivalents	2,378	1,163
Accounts receivable	1,875	1,252
Prepaid expenses and other assets	3,473	2,999
Deferred financing costs, net	1,613	1,772

	$191,438	$156,956

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable, accrued expenses and other liabilities	$11,065	$7,937
Long-term debt	124,143	92,008

	135,208	99,945

Minority interest in consolidated partnerships	3,562	3,560

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, 10,000,000 shares authorized; 1,515,258 and 1,521,258 shares outstanding, liquidation preference of $15,153	15	15
Preferred stock warrants	53	53
Common stock, $.01 par value, 25,000,000 shares authorized; 12,074,903 and 12,064,283 shares outstanding	121	121

Additional paid-in capital	65,661	65,621
Distributions in excess of retained earnings	(13,182)	(12,359)

	52,668	53,451

COMMITMENTS AND CONTINGENCIES	$191,438	$156,956

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED—IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
REVENUES
Room rentals and other hotel services	$22,441	$17,332	$58,249	$45,679
Other	47	40	108	127

	22,488	17,372	58,357	45,806

EXPENSES
Hotel and property operations	14,777	11,278	39,943	31,336
Depreciation and amortization	2,195	1,668	6,329	4,982
General and administrative	705	577	2,092	1,825

	17,677	13,523	48,364	38,143

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET GAIN (LOSS) ON DISPOSITIONS OF ASSETS, INTEREST EXPENSE AND MINORITY INTEREST	4,811	3,849	9,993	7,663

Net gain (loss) on dispositions of assets	(1)	1	(6)	1
Interest expense	(2,181)	(1,446)	(5,804)	(4,245)
Minority interest	(122)	(73)	(272)	(181)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,507	2,331	3,911	3,238

Income tax expense	(268)	(372)	(261)	(235)

NET INCOME	2,239	1,959	3,650	3,003

Preferred stock dividend	(304)	—	(912)	—

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$1,935	$1,959	$2,738	$3,003

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS:
EPS Basic	$0.16	$0.16	$0.23	$0.25
EPS Diluted	$0.15	$0.16	$0.23	$0.25

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED—IN THOUSANDS)

	Nine Months Ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,650	$3,003
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,329	4,982
Amortization of deferred financing costs	247	273
Losses on dispositions of assets	6	(1)
Imputed interest on notes payable	127	—
Minority interest	272	181
Deferred income taxes	261	235
Share-based compensation	41	—
Changes in operating assets and liabilities:
Increase in assets	(1,106)	(697)
Increase in liabilities	2,437	1,180

Net cash provided by operating activities	12,264	9,156

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to hotel properties	(3,833)	(3,930)
Acquisition and development of hotel properties	(34,824)	(1,981)
Proceeds from sale of assets	2	5
Net cash used by investing activities	(38,655)	(5,906)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(88)	(263)
Principal payments on long-term debt	(1,857)	(6,862)
Proceeds from long-term debt	33,865	6,346
Distributions to minority partners	(258)	(161)
Dividends paid to common shareholders	(3,137)	(2,052)
Dividends paid to preferred shareholders	(919)	—

Net cash provided (used) by financing activities	27,606	(2,992)

Increase in cash and cash equivalents	1,215	258

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,163	317

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,378	$575

NON CASH INVESTING AND FINANCING ACTIVITIES
Dividends declared common	3,560	2,292
Dividends declared preferred	912	—
Dividends declared common units	109	26
Conversion of operating partnership units	—	41
Addition of operating partnership units	—	1,619
Series A Convertible Preferred Stock	60	—

ADDITIONAL INFORMATION
Interest paid	$5,240	$3,919

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

General

Supertel Hospitality, Inc. (SHI) was incorporated on August 23, 1994. SHI is a self-administered real estate investment trust (REIT) for Federal income tax purposes.

SHI, through its wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust (collectively, the “Company”) owns a controlling interest in Supertel Limited Partnership (“SLP”) and E&P Financing Limited Partnership (“E&P LP”). The Company’s interests in 85 hotel properties and one office building are held directly or indirectly by E&P LP, SLP or Solomons Beacon Inn Limited Partnership (SBILP) (collectively, the “Partnerships”). Supertel Hospitality REIT Trust is the sole general partner in SLP and at September 30, 2006, owned approximately 96% of the interests in SLP. SLP is the general partner in SBILP. At September 30, 2006, SLP and SHI owned 99% and 1% interests in SBILP, respectively, and SHI owned 100% of Supertel Hospitality Management, Inc. and SPPR Holdings, Inc. (SPPRHI). SLP and SPPRHI own 99% and 1% of SPPR-Hotels, LLC, respectively, and SLP owns 100% of SPPR-South Bend, LLC.

As of September 30, 2006, the Company, through the Partnerships, owned 79 limited service and 6 extended stay hotels (the “hotels”) and one office building. The hotels are leased to the Company’s wholly owned taxable REIT subsidiary, TRS Leasing, Inc, and its wholly owned subsidiaries TRS Subsidiary, LLC and SPPR TRS Subsidiary, LLC (collectively “TRS Lessee”), and are managed by Royal Host Management, Inc., (RHM) and Guest House Inn Corp. RHM is a subsidiary of Royal Host, Inc., a Canada based public real estate investment trust. The agreement with RHM provides for a base management fee representing 4.75% and 4.00% of hotel revenue, on 71 and 8 hotels, respectively. The other six hotels are managed by Guest House Inn Corp. and are expected to be transitioned to the Royal Host agreement within six months after the effective date of the management agreement dated August 18, 2006. The agreement with Guest House Inn Corp. provides for a base management fee representing 4.8% of hotel revenue, with a minimum of $2,500 per hotel monthly.

Consolidated Financial Statements

The Company has prepared the consolidated balance sheet as of September 30, 2006, the consolidated statements of operations for the three and nine months ended September 30, 2006 and 2005, and the consolidated statements of cash flows for the nine months ended September 30, 2006 and 2005 without audit, in conformity with U. S. generally accepted accounting principles. In the opinion of management, all necessary adjustments (which include normal recurring adjustments) have been made to present fairly the financial position as of September 30, 2006 and the results of operations and cash flows for all periods presented. Balance sheet data as of December 31, 2005 has been derived from the audited consolidated financial statements as of that date.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles, have been condensed or omitted, although management believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. The results of operations for the three and nine months ended September 30, 2006 are not necessarily indicative of the operating results for the full year.

Hotel Acquisitions

The Company acquired the 40-room Super 8 hotel located in Clarinda, Iowa, in January 2006. The purchase price of approximately $1.3 million was funded by borrowings from the Company’s existing credit facilities with Great Western Bank.

The Company acquired a 145-room Comfort Inn Conference Center in Erlanger, Kentucky, located near the Cincinnati/Northern Kentucky International Airport, in May 2006. The purchase price of approximately $3.4 million was funded by borrowings from the Company’s existing credit facilities with Great Western Bank.

On September 30, 2006, the Company opened its 41 room Supertel Inn and Conference Center in Creston, Iowa. The Conference Center will have a capacity of approximately 200 people. This facility was funded by borrowings from the Company’s existing credit facilities with Great Western Bank.

SUPERTEL HOSPITALITY, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

On August 18, 2006 the Company acquired six Savannah Suites extended-stay hotels. Five of the hotels are located in Georgia and one in South Carolina. The purchase price was approximately $27.65 million, which we financed with borrowings from a new term loan, a new bridge loan and our existing credit facilities.

The acquired hotels are considered to be compatible with the Company’s overall hotel business. The Company expects the purchase of a seventh Savannah Suites hotel to be completed in November 2006.

The results of the acquired properties have been included in the consolidated financial statements since the date of the acquisition.

The following summarizes the estimated fair value of the assets acquired for the six Savannah Suites hotels as of the date of the acquisition (in thousands).

Land	$5,800
Building	20,706
Furniture, Fixtures & Equipment	1,144

Total assets acquired	$27,650

The investment in properties represents the estimated fair value of the hotel properties based on the purchase price.

The following unaudited pro forma financial data gives effect to our acquisition of six hotels from Independent Property Operators of America, LLC. (IPOA) which occurred in November, 2005, and to the acquisition of six Savannah Suites hotels which occurred on August 18, 2006.

The consolidated statements of operations for the three months and nine months ended September 30, 2006 are presented as if the acquisition of the six hotels from Savannah Suites had occurred on January 1, 2006. The consolidated statements of operations for the three and nine months ended September 30, 2005 is presented as if the acquisitions of the six IPOA hotels and the six Savannah Suites hotels had occurred on January 1, 2005.

The unaudited pro forma financial data does not purport to represent what the Company’s results of operations would actually have been if the transactions had in fact occurred on the dates discussed above. They also do not project or forecast the Company’s results of operations or any future date or period.

	Pro forma Consolidated (in thousands, except per share data)
	For Three Months Ended September 30,		For Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues	$23,356	$21,971	$62,763	$59,104
Earnings from continuing operations	$2,377	$2,225	$3,874	$3,120
Net earnings	$2,109	$1,853	$3,613	$2,885
Net earnings per share	$0.15	$0.15	$0.22	$0.24
Diluted earnings per share	$0.14	$0.15	$0.22	$0.24

The three and nine month September 30, 2006 pro forma statements reflect the following adjustments for the six Savannah Suites hotels acquisition:

■	Hotel operating expenses reflect the cost reductions resulting from reduced management fees and insurance expense.

■	Depreciation expense is adjusted for acquired depreciable basis.

■

Interest expense includes the additional interest and amortization of deferred financing costs related to the acquisition of the six Savannah Suites hotels with a mortgage notes payable of $17.85 million at a variable rate of

SUPERTEL HOSPITALITY, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

7.1% adjustable monthly, $37.5 million (which included approximately $294,000 of acquisition cost and approximately $79,000 of deferred financing) of borrowings from the Company’s revolving credit facility at 8.25% and $6.42 million of borrowings from a six month bridge loan at 10.4% to be refinanced thereafter by $6.42 million of borrowings from the Company’s revolving credit facility at 8.25%.

The three and nine month September 30, 2005 pro forma statements reflect the following adjustments for the IPOA and Savannah Suites acquisitions:

■	Hotel operating expenses reflect the cost reductions resulting from reduced management fees, insurance expense and from the elimination of an administrative position which is offset by an increase in franchise fees.

■	Depreciation expense is adjusted for acquired depreciable basis.

■	Interest expense includes amortization of deferred financing costs related to the acquisition of the six IPOA hotels and the related $14.8 million long-term mortgage note payable, at 5.97% per annum, $6.1 million of assumed mortgage note payable at 7.41% per annum, $3.0 million of an interest-free seller note ($2,831,000 using an imputed interest rate of 5.97%) and $8,956,000 of borrowings from the Company’s revolving credit facility at 7%.

■	Interest expense also includes the additional interest and amortization of deferred financing costs related to the acquisition of the six Savannah Suites hotels with a mortgage notes payable of $17.85 million at a variable rate of 7.1% adjustable monthly, $3.75 million (which included approximately $294,000 of acquisition cost and approximately $79,000 of deferred financing) of borrowings from the Company’s revolving credit facility at 8.25% and $6.42 million of borrowings from a six month bridge loan at 10.4% to be refinanced thereafter by $6,417 of borrowings from the Company’s revolving credit facility at 8.25%.

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of any dilutive potential common shares outstanding during the period, if any. The weighted average number of shares used in the computation for the three months ended September 30, 2006 and 2005 for basic EPS were 12,072,594 and 12,064,283, respectively, and for diluted EPS were 14,761,732 and 12,064,283, respectively. The weighted average number of shares used in the computation for the nine months ended September 30, 2006 and 2005 for basic EPS were 12,067,084 and 12,061,701, respectively, and for diluted EPS were 12,071,906 and 12,061,701, respectively.

Preferred and Common Limited Partnership Units in SLP

At September 30, 2006 and 2005 there were 372,195 SLP common operating units outstanding. These units have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts allocated to the common unit holders (whose units are convertible on a one-to-one basis to common shares) since their share of income (loss) would be added back to income (loss). In addition, the 195,610 shares of SLP preferred operating units are antidilutive.

Preferred Stock of SPPR

At September 30, 2006, there were 1,515,258 shares of Series A Convertible Preferred Stock and 126,311 preferred stock warrants outstanding. Effective July 21, 2006, 6,000 shares of Series A Convertible Preferred Stock were converted to 10,620 shares of Common Stock. The shares of the Series A Convertible Preferred Stock, after adjusting the numerator and denominator for the basic EPS computation, are dilutive for the earnings per share computation for the three months ending September 30, 2006, however, they are antidilutive for the nine months earnings per share computation. The exercise price of the preferred stock warrants exceeded the market price of the common stock and therefore these shares were excluded from the computation of diluted earnings per share.

SUPERTEL HOSPITALITY, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

Stock Options

The potential common shares represented by outstanding stock options for the three and nine months ended September 30, 2006 totaled 100,000, of which 95,178 shares are assumed to be purchased with proceeds from the exercise of stock options, resulting in 4,822 shares that are dilutive.

Debt Financing

On February 17, 2006, the Company entered into a First Amendment to the Loan Agreement with Great Western Bank which extends (a) the maturity date of the Loan Agreement dated January 13, 2005 between the parties from January 13, 2007 to January 13, 2008 and (b) the date on which the loan limit of the Loan Agreement is reduced from $22 million to $20 million from February 1, 2006 to February 13, 2007.

On May 1, 2006, the Company completed a $3.0 million revolving credit facility with BankFirst. Borrowings from this credit facility are available for acquisitions and general corporate purposes.

On August 18, 2006, the Company purchased six Savannah Suites hotels, with a total of 934 rooms, for $27.65 million, which was financed with borrowings from a $17.85 million term loan and a $6.42 million bridge loan from General Electric Capital Corporation (“GECC”) and $3.38 million from the Company’s existing credit facilities with Great Western Bank. The five hotels in Georgia are located in Jonesboro, Chamblee, Augusta, Savannah and Stone Mountain; the sixth hotel is located in Greenville, South Carolina.

Share-Based Payments

Upon initial issuance of stock options on May 25, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payments,” which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.

Options

The Company has a 2006 Stock Plan (the “Plan”) which has been approved by the Company’s stockholders. The Plan authorized the grant of stock options, stock appreciation rights, restricted stock and stock bonuses for up to 200,000 shares of common stock.

As of September 30, 2006, 100,000 stock options have been awarded under the Plan. The options have an exercise price of $5.89, which is equal to the average of the high and low sales price of the stock as reported on the National Association of Securities Dealers Automated Quotation system (NASDAQ) on May 25, 2006, the date of grant. The options vest on December 31, 2006 and have an expiration date of May 25, 2010. A total of 100,000 shares of common stock have been reserved for issuance pursuant to the Plan with respect to the granted options.

The Company records compensation expense for stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data among other factors to estimate the expected price volatility, the expected option life, the dividend rate and expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the estimated life of the option. The following table summarizes the estimates used in the Black-Scholes option-pricing model:

Volatility	22.00%
Expected dividend yield	6.20%
Expected term (in years)	3.92
Risk free interest rate	4.82%

SUPERTEL HOSPITALITY, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

The following table summarizes the Company’s activities with respect to its stock options for the first nine months of 2006 as follows:

	Shares	Weighted- Average Exercise Price	Aggregate Fair Value
Outstanding at December 31, 2005	—	$—	$—
Granted	100,000	5.89	69,500
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at September 30, 2006	100,000	$5.89	$69,500

Exercisable at September 30, 2006	—	$—	$—

As of September 30, 2006 the total unrecognized compensation cost related to non-vested stock option awards was approximately $28,800 and is expected to be recognized over the next three months.

Share-Based Compensation Expense

The amount recognized in the financial statements for the nine months ended September 30, 2006 for share-based compensation related to employees and directors is $40,700.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

YEAR ENDED DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Supertel Hospitality, Inc.:

We have audited the consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Omaha, Nebraska

March 30, 2006

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of
	December 31, 2005	December 31, 2004
ASSETS
Investments in hotel properties	$205,169	$163,891
Less accumulated depreciation	55,399	49,346

	149,770	114,545
Cash and cash equivalents	1,163	317
Accounts receivable	1,252	803
Prepaid expenses and other assets	2,999	1,699
Deferred financing costs, net	1,772	1,559

	$156,956	$118,923

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable, accrued expenses and other liabilities	$7,937	$5,769
Long-term debt	92,008	71,418

	99,945	77,187

Minority interest in consolidated partnerships	3,560	2,024

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, 10,000,000 shares authorized; 1,521,258 shares issued and outstanding, liquidation preference of $15,213	15	—
Preferred Stock Warrants	53	—
Common stock, $.01 par value, 25,000,000 shares authorized; 12,064,283 and 12,059,849 outstanding	121	121
Additional paid-in capital	65,621	51,585
Distributions in excess of retained earnings	(12,359)	(11,994)

	53,451	39,712

COMMITMENTS AND CONTINGENCIES	$156,956	$118,923

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years ended December 31,
	2005	2004	2003
REVENUES
Room rentals and other hotel services	$60,537	$57,634	$57,209
Other	158	175	195

	60,695	57,809	57,404

EXPENSES
Hotel and property operations	42,372	41,242	41,640
Depreciation and amortization	6,863	6,418	6,435
General and administrative	2,526	2,134	2,052
Termination and relocation costs	—	1,169	—

	51,761	50,963	50,127

EARNINGS BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, INTEREST, MINORITY INTEREST, INCOME TAX BENEFIT AND DISCONTINUED OPERATIONS	8,934	6,846	7,277
Net losses on dispositions of assets	(2)	(12)	(543)
Interest	(5,959)	(5,559)	(6,244)
Minority interest	(226)	(218)	(270)

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,747	1,057	220
Income tax benefit	(31)	(242)	(61)

EARNINGS FROM CONTINUING OPERATIONS	2,778	1,299	281

DISCONTINUED OPERATIONS
Net income (loss) from discontinued operations net of income tax benefit	—	(67)	(233)
Gain on sale of discontinued operations, net of impairment provision and income taxes	—	745	961

Income from discontinued operations	—	678	728

NET EARNINGS	2,778	1,977	1,009
Preferred Stock Dividend	(6)	—	—

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	$2,772	$1,977	$1,009

NET EARNINGS PER COMMON SHARE—BASIC AND DILUTED:
Continuing operations	$0.23	$0.11	$0.02
Discontinued operations	—	0.05	0.06

Net earnings	$0.23	$0.16	$0.08

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years ended December 31, 2005, 2004 and 2003
	Preferred Stock	Preferred Stk Warrants	Common Stock	Additional Paid- In Capital	Distributions in Excess of Retained Earnings	Total
Balance at December 31, 2002	$—	$—	$113	$49,776	$(10,520)	$39,369

Conversion of operating partnership units to common stock	—	—	7	1,722	—	1,729
Common Dividends—$.17 per share	—	—	—	—	(2,048)	(2,048)
Net earnings	—	—	—	—	1,009	1,009

Balance at December 31, 2003	$—	$—	$120	$51,498	$(11,559)	$40,059

Conversion of operating partnership units to common stock	—	—	1	87	—	88
Common Dividends—$.20 per share	—	—	—	—	(2,412)	(2,412)
Net earnings	—	—	—	—	1,977	1,977

Balance at December 31, 2004	$—	$—	$121	$51,585	$(11,994)	$39,712

Conversion of operating partnership units to common stock	—	—	—	41	—	41
Common Dividends—$.26 per share	—	—	—	—	(3,137)	(3,137)
Preferred Stock offering	15	53	—	13,995	—	14,063
Preferred Dividends	—	—	—	—	(6)	(6)
Net earnings	—	—	—	—	2,778	2,778

Balance at December 31, 2005	$15	$53	$121	$65,621	$(12,359)	$53,451

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$2,778	$1,977	$1,009
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	6,851	6,488	6,896
Amortization of intangible assets and deferred financing costs	379	228	308
Net (gains) losses on dispositions of assets	2	(733)	(2,487)
Provision for impairment loss	—	—	2,069
Write-off of assets related to relocation costs	—	91	—
Imputed interest on notes payable	(155)	—	—
Minority interest	226	218	270
Changes in operating assets and liabilities:
(Increase) decrease in assets	(1,761)	251	2,332
Increase (decrease) in liabilities	1,895	603	(276)

Net cash provided by operating activities	10,215	9,123	10,121

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to hotel properties	(6,363)	(3,923)	(4,642)
Acquisition of hotel properties	(25,998)	—	—
Proceeds from sale of hotel assets	6	3,726	13,527

Net cash provided (used) by investing activities	(32,355)	(197)	8,885

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(580)	(88)	(30)
Principal payments on long-term debt	(9,137)	(17,233)	(17,444)
Proceeds from long-term debt	22,952	11,040	780
Redemption of operating partnership units	(1,174)	—	(1,808)
Distributions to minority partners	(215)	(219)	(274)
Preferred Stock offering	14,063	—	—
Dividends paid	(2,923)	(2,412)	(1,446)

Net cash provided (used) by financing activities	22,986	(8,912)	(20,222)

Increase (decrease) in cash and cash equivalents	846	14	(1,216)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	317	303	1,519

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,163	$317	$303

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	$5,203	$5,906	$6,074
Income taxes paid	—	—	—

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Dividends declared	$3,143	$2,412	$2,048

Conversion of operating partnership units	$41	$88	$1,729

Issuance of operating partnership units	$2,793	$—	$—

Assumed debt from Wells Fargo on Sleep Inn	$807	$—	$—

Assumed debt from GE on South Bend	$6,123	$—	$—

See accompanying notes to consolidated financial statements.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business

Supertel Hospitality, Inc. (SHI) was incorporated on August 23, 1994. SHI is a self-administered real estate investment trust (REIT) for Federal income tax purposes.

SHI, through its wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust (collectively, the “Company”) owns a controlling interest in Supertel Limited Partnership (“SLP”) and E&P Financing Limited Partnership (“E&P LP”). All of the Company’s interests in 70 properties with the exception of furniture, fixtures and equipment held by TRS Leasing, Inc. are held directly or indirectly by E&P LP, SLP or Solomons Beacon Inn Limited Partnership (SBILP) (collectively, the “Partnerships”). The Company’s interest in six properties are held directly by either SPPR-Hotels, LLC (SHLLC) or SPPR-South Bend, LLC (SSBLLC). SHI is the sole general partner in SLP and at December 31, 2005, owned approximately 96% of the Units in SLP. SLP is the general partner in SBILP. At December 31, 2005, SLP and SHI owned 99% and 1% interests in SBILP, respectively, and SHI owned 100% of Supertel Hospitality Management, Inc and SPPR Holdings, Inc. (SPPRHI), SLP and SPPRHI owned 99% and 1% of SHLLC, respectively, and SLP owned 100% of SSBLLC.

As of December 31, 2005, the Company, through the Partnerships, owned 76 limited service hotels (the “hotels”) and one office building. The hotels are leased to the Company’s wholly owned taxable REIT subsidiary, TRS Leasing, Inc, and its wholly owned subsidiaries TRS Subsidiary, LLC and SPPR TRS Subsidiary, LLC (collectively “TRS Lessee”), and were managed by Humphrey Hospitality Management, Inc. and its wholly owned subsidiary, Supertel Hospitality Management, Inc. (“SHMI”) (collectively “HHM”), through July 31, 2004 at which time the contract with HHM was terminated. Effective August 1, 2004, the TRS Lessee entered into a new hotel management agreement with Royal Host Management, Inc., (RHM). RHM is a subsidiary of Royal Host, Inc. a Canada based publicly owned Real Estate Investment Trust which is an owner, franchisor and manager of limited and focused service hotel properties in the United States and Canada. The agreement with RHM provides for a base management fee representing 4.75% and 4.00% of hotel revenue, on 70 and 6 hotels, respectively.

For the year ended 2003 and through July 31, 2004, James I. Humphrey, Jr., the sole shareholder of HHM, was a director of the Company. Paul Schulte, the Company’s Chairman of the Board, served as President of SHMI for an annual compensation package of one dollar ($1.00) through the year ended December 31, 2003 and for the period ended July 31, 2004. No other member of the Company’s board had a financial interest in HHM.

Effective August 2004, SHMI was acquired by SHI.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Partnerships and the TRS Lessee. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses recognized during the reporting period. The significant estimates pertain to impairment analysis and allocation of purchase price (SFAS No. 141). Actual results could differ from those estimates.

Capitalization Policy

Acquisition, development and construction costs of properties in development are capitalized including, where applicable, direct and indirect costs, including real estate taxes and interest costs. Development and construction costs and costs of significant improvements, replacements, renovations to furniture and equipment expenditures for hotel properties are capitalized while costs of maintenance and repairs are expensed as incurred.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Deferred Financing Cost

Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest cost over the term of the related loan using the effective interest method.

Investment in Hotel Properties

Hotel properties to be held and used in operations are recorded at cost and reduced for impairment losses where appropriate. Hotel properties held for sale are carried at the lower of their carrying value (i.e., cost less accumulated depreciation and any impairment loss recognized, where applicable) or estimated fair value less costs to sell. The net carrying values of hotel properties are classified as held for sale when senior management authorizes their disposition, the Company begins marketing the properties for sale and various other criteria for a plan of sale are met. Depreciation of these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. Revenues and expenses of properties that are classified as held for sale or sold are presented as discontinued operations for all periods presented in the statements of operations if the properties will be or have been sold on terms where the Company has limited or no continuing involvement with them after the sale. If active marketing ceases or the properties no longer meet the criteria to be classified as held for sale, the properties are reclassified as operating and measured at the lower of their (a) carrying amount before the properties were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the properties been continuously classified as operating or (b) their fair value at the date of the subsequent decision not to sell.

If events or circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 12 years for furniture, fixtures and equipment.

Gains from sales of hotel properties are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and any subsequent involvement by the Company with the properties sold are met. Gains relating to the transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances.

Cash and Cash Equivalents

Cash and cash equivalents include cash and various highly liquid investments with original maturities of three months or less when acquired, and are carried at cost which approximates fair value.

Revenue Recognition

Revenues from the operations of the hotel properties are recognized when earned.

Income Taxes

The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Internal Revenue Code, as amended. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal tax purposes. Except with respect to the TRS Lessee, the Company does not believe that it will be liable for significant Federal or state income taxes in future years.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Under the REIT Modernization Act (“RMA”), which became effective January 1, 2001, the Company is permitted to lease its hotels to one or more wholly owned taxable REIT subsidiaries (“TRS”) and may continue to qualify as a REIT provided that the TRS enters into management agreements with an “eligible independent contractor” that will manage the hotels leased by the TRS. The Company formed the TRS Lessee and, effective January 1, 2002, the TRS Lessee leased all of the hotel properties. The TRS Lessee is subject to taxation as a C-Corporation. The TRS Lessee has incurred operating losses for financial reporting and Federal income tax purposes for 2005, 2004 and 2003.

In October 1999, the Company and the old Supertel Hospitality, Inc., merged and the Company was the surviving entity. In 2005, the Company changed its name to Supertel Hospitality, Inc. In connection with its election to be taxed as a REIT, the Company has elected to be subject to the “built-in gain” rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on assets acquired in a 1999 merger with the old Supertel are recognized in taxable dispositions of such assets in the subsequent ten-year period. This ten-year period expires October 2009. The Company had no built-in gains taxes in 2005. The Company recognized built-in gains taxes of $286 due to dispositions of properties in 2004 and $178 in 2003.

Financial Instruments

Fair values of financial instruments approximate their carrying values in the financial statements, except for long-term debt for which fair value information is presented in Note 5.

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of any dilutive potential common shares outstanding during the period, if any. The weighted average number of shares used in the basic EPS computation for 2005, 2004 and 2003 were 12,062,000, 12,054,000 and 12,045,000 respectively.

At December 31, 2005, 2004 and 2003 there were approximately 372,000, 10,000 and 20,000, respectively of SLP common operating units outstanding. These units have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts allocated to the common unit holders (whose units are convertible on a one-to-one basis to common shares) since their share of income would be added back to income. In addition, the 195,610 shares of SLP preferred operating units are antidilutive.

At December 31, 2005, there were 1,521,258 shares of Series A Convertible Preferred Stock outstanding and 126,311 preferred stock warrants issued to Anderson & Strudwick. The effect of dilutive Series A convertible preferred stock and preferred stock warrants for the two days ending December 31, 2005 was the equivalent of approximately 15,979 shares of common stock outstanding. Because the preferred stock calculation was anti-dilutive and the exercise price of the warrants exceeded the market price of the common stock and convertible preferred stock, these incremental shares were excluded from the computation of diluted earnings per share. See additional information regarding preferred stock and warrants in Note 8.

Minority Interest

Minority interest in the operating partnership represents the limited partners’ proportionate share of the equity in the operating partnership. During 2005, 2004 and 2003, respectively, 4,434, 10,479 and 731,234 units of limited partnership

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

interest were redeemed by unit holders. At December 31, 2005, the aggregate partnership interest held by the limited partners in the operating partnership was approximately 4.00%. Income is allocated to minority interest based on the weighted average percentage ownership throughout the year. The limited partner’s common operating units were increased by 366,916 in the 2005. See additional information regarding operating partnership units in Note 8.

Concentration of Credit Risk

The Company maintained a major portion of its deposits with Great Western Bank, a Nebraska Corporation at December 31, 2005 and US Bank National Association (“US Bank”) at December 31, 2004. The balance on deposit at Great Western Bank and US Bank exceeded the federal deposit insurance limit; however, management believes that no significant credit risk exists with respect to the uninsured portion of this cash balance. A change of the primary depository for the Company was made in January 2005 from US Bank to Great Western Bank.

Note 2. Acquisitions

On November 7, 2005 the Company acquired five hotels from the Independent Property Operators of America, LLC (IPOA). Four of the hotels are located in Indiana and one in North Carolina. On November 30, 2005 the Company acquired a sixth hotel from IPOA located in Indiana. The aggregate purchase price of the six hotels was approximately $32.1 million, of which $6.1 million was assumed debt and $26 million was paid in cash.

All of the hotels acquired in 2005 were considered to be compatible with the Company’s overall hotel business strategy.

The results of the acquired properties’ operations have been included in the consolidated financial statements since their dates of acquisition.

The following table summarizes the estimated fair value of the assets acquired as well as the liabilities assumed for the IPOA properties as of the date of the acquisition.

Investment in properties:
Land	$4,355
Building	24,239
Furniture, Fixtures & Equipment	3,527

Total assets acquired	$32,121

Long-term debt	$6,123

Total liabilities assumed	6,123

Net assets acquired	$25,998

The investment in properties represents the estimated fair value of the hotel properties based on the purchase price. The long-term debt reflects $6,123 of assumed mortgage note payable at 7.41% per annum.

In addition to the IPOA acquisition, on September 1, 2005 the Company acquired a Sleep-Inn hotel in Omaha, Nebraska for $3.6 million through the assumption of $807 of debt and the issuance of 633,047 common operating units in Supertel Limited Partnership valued at $2,793. As the common operating units are convertible to the Company’s common shares on a one for one basis, their value was based on a five business day average ending August 31, 2005 of the Company’s closing common share price which amounted to $4.412 per share. Immediately following the issuance of the 633,047 common operating units, holders of 266,131 units submitted the units for $1,174 in cash which resulted in 366,916 of the common operating units remaining after this transaction.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The following unaudited pro forma financial statements of operations for the years ended December 31, 2005 and December 31, 2004 give effect to the above transactions as if they had occurred at the beginning of their respective periods.

The unaudited pro forma financial data do not purport to represent what the Company’s results of operations would actually have been if the transactions had in fact occurred on the dates discussed above. They also do not project or forecast the Company’s results of operations for any future date or period.

	2005 Pro Forma Consolidated	2004 Pro Forma Consolidated
Revenues	$71,274	$69,822
Earnings from Continuing Operations	$2,939	$1,310
Net earnings	$2,939	$1,988
Net earnings per share	$0.24	$0.16

The pro forma statement of operations reflects the acquisition of seven hotels. The information presented represents the activity for these acquired properties from and including January 1, for the years presented to, but not including, the date of our acquisition. The pro forma statement reflects the following adjustments:

■	Hotel operating expenses reflect the cost reductions resulting from reduced management fees, insurance expense and the elimination of an excess administrative position, offset by an increase in franchise fees.

■	Depreciation expense is adjusted for acquired depreciable basis.

■	Interest expense includes the additional interest and amortization of deferred financing costs related to the additional debt entered into and assumed on acquisition.

Note 3. Investments in Hotel Properties

Investments in hotel properties consisted of the following at December 31:

	2005	2004
Land	$21,514	$16,759
Buildings and improvements	147,082	117,402
Furniture and equipment	35,534	29,661
Construction-in-progress	1,039	69

	205,169	163,891
Less accumulated depreciation	55,399	49,346

	$149,770	$114,545

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 4. Net Gains (Losses) on Sales of Properties, Impairment Losses and Discontinued Operations

In accordance with SFAS 144, gains, losses and impairment losses on hotel properties sold or classified as held for sale on or after January 1, 2002 are presented in discontinued operations. Gains (losses) on sales of hotel properties and impairment losses on hotel properties are summarized as follows:

	2005	2004	2003
Continuing Operations
Sales of Properties	$—	$—	$—
Impairment Losses	—	—	—
Income Taxes	—	—	(525)
Loss on sale of assets	(2)	(12)	(18)

	(2)	(12)	(543)

Discontinued Operations	—	—	—
Sales of Properties	—	1,031	2,383
Impairment Losses	—	—	(2,069)
Income Taxes	—	(286)	647

	—	745	961

Total	$(2)	$733	$418

In 2005, the Company did not sell any hotels. In 2004, the Company recognized net gains on the disposition of assets of approximately $733, due primarily to net gains on the sale of five hotels ($745, net of built-in gain taxes of $286). In 2003, the Company recognized net gains on the disposition of assets of approximately $418, due primarily to net gains on the sale of seven of the hotels classified for sale ($961, net of built-in gain taxes of $178,) and a provision for built-in gain taxes which was reduced by $300 based on a tax planning strategy implemented in 2003 that resulted in a change in the allocation of hotel sales proceeds between the Company to the TRS Lessee.

In 2005 and 2004, no impairment charges were recorded. In 2003, the Company recorded impairment charges on three of the hotels classified for sale for $1,152 and two additional hotels which did not meet the Company’s criteria for classification as held for sale at December 31, 2003 for $917, which were later sold during 2004.

The operating results of hotel properties included in discontinued operations are summarized as follows:

	2004	2003
Revenues	$635	$4,499
Hotel and property operations expenses	(636)	(3,788)
Interest expense	(24)	(542)
Depreciation and amortization expense	(75)	(461)
Net gain on dispositions of assets	745	3,030
Provision for impairment loss	—	(2,069)
Income tax benefit	33	59

	$678	$728

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 5. Long-Term Debt

Long-term debt consisted of the following notes and mortgages payable at December 31:

	2005	2004
Mortgage loan payable to Regions Bank, N.A., evidenced by a promissory note dated August 5, 1998, in the amount of $3 million. The note bears interest during a five-year period beginning August 2003 at 4.875% per annum and thereafter during the remaining term at a rate equal to 250 basis points over the index rate as defined in the promissory note. The interest rate will be adjusted every fifth anniversary. Monthly principal and interest payments are payable through maturity on August 5, 2018, at which point the remaining principal and accrued interest are due.	$2,334	$2,465
Mortgage loan payable to Susquehanna Bank, evidenced by a promissory note dated February 8, 1999, in the amount of approximately $5 million. The note bears interest at 7.75% per annum. Monthly principal and interest payments are payable through maturity on February 8, 2009, at which point the remaining principal and accrued interest are due.	$4,506	$4,607
Mortgage loan payable to Greenwich Capital Financial Products, Inc. (“Greenwich”), evidenced by a promissory note dated November 26, 2002, in the amount of $40 million. The note bears interest at 7.50% per annum. Monthly principal and interest payments are payable through maturity on December 1, 2012, at which point the remaining principal and accrued interest are due.	$37,238	$38,232
Mortgage loan payable to First National Bank of Omaha evidenced by a promissory note in the amount of $15 million dated October 20, 1999. The note bears interest at 8.4% per annum. Monthly principal and interest payments are payable through maturity on November 1, 2009, at which point the remaining principal and accrued interest are due.	$11,283	$11,859

Term loan credit facility from U.S. Bank National Association (“U.S. Bank”) evidenced by a promissory note in the amount of $13 million dated October 20, 1999. The note bore interest at 8.31% per annum for the first three years and at LIBOR plus 2.25% in the fourth and fifth years, determined by U.S. Bank at the beginning of each respective year. The interest rate at December 31, 2004 was 4.67%. Monthly principal and interest payments were payable through maturity on January 15, 2005, at which point the remaining principal and accrued interest were due. This loan was repaid on January 13, 2005 with the proceeds from a revolving credit facility obtained from Great Western Bank.

	—	$6,225
Revolving credit facility from U.S. Bank evidenced by a promissory note dated October 20, 1999 for up to $10 million bearing interest at the U.S. Bank National Association Prime Rate (5.00%) at December 31, 2004, payable monthly with the outstanding principal and accrued interest payable in full on December 31, 2005. This note was repaid on January 13, 2005 with the proceeds from a revolving credit facility obtained from Great Western Bank.	—	$4,520

Mortgage loans payable to First Citizens National Bank evidenced by promissory notes totaling approximately $1 million. The loan obligations were assumed on October 19, 2000 in conjunction with the acquisition of hotel assets. The sole remaining note bears interest at 6.92% per annum. Principal and interest payments are due in monthly installments, with the note maturing on July 20, 2012.	$457	$493

Mortgage loan payable to Security State Bank evidenced by a promissory note in the amount of approximately $0.2 million. The loan obligation was assumed on October 20, 2000 in conjunction with the acquisition of hotel assets. The note bears interest at 8.5% per annum. Principal and interest payments were due in monthly installments with the outstanding principal and interest payable in full on November 1, 2005. Effective October 31, 2005 an extension agreement was signed to extend the remaining balance to January 1, 2006. This note was paid in full December 30, 2005 with funds from our revolving credit facility from Great Western Bank.

	—	$153

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2005	2004

Mortgage loans payable to Small Business Administration evidenced by promissory notes in the aggregate amounts of approximately $0.9 million. The loan obligations were assumed on October 23, 2000, October 19, 2000 and October 20, 2000, respectively, in conjunction with the acquisition of hotel assets. The notes bear interest at 8.12%, 8.95%, and 6.71% per annum, respectively. Principal and interest payments are due in monthly installments to January 1, 2017, December 11, 2011 and May 1, 2013, respectively. Two notes were paid off with the remaining maturity of May 1, 2013.	$169	$185

Loan payable to Village Bank formerly known as Southern Community Bank & Trust evidenced by a promissory note in the amount of $2.7 million dated November 1, 2004. A letter of credit dated November 1, 2004 in the amount of $0.2 million with Great Western Bank is furnished as additional collateral. The note bears interest at an initial interest rate of 6.50%, which will remain in effect for the first 36 months, then adjusted to the three year Treasury Rate plus 3.75% every 36 months over the remaining life of the loan. The loan will have a floor of 6.50% and a ceiling of 11.00%. Principal and interest payments are due in monthly installments to November 1, 2024.

	$2,611	$2,679

Revolving credit facility from Great Western Bank evidenced by a promissory note dated January 13, 2005 for up to $22 million (with a step-down to $20 million as of February 1, 2006) bearing interest at the daily prime rate. Principal is due on January 13, 2007 and interest is payable monthly. On February 17, 2006, the Company entered into a First Amendment to Loan Agreement with Great Western Bank which extends (a) the maturity date of the Loan Agreement dated January 13, 2005 between the parties from January 13, 2007 to January 13, 2008 and (b) the date on which the loan limit of the Loan Agreement is reduced from $22 million to $20 million from February 1, 2006 to February 13, 2007.

	$7,664	—

Revolving credit facility from Wells Fargo evidenced by a promissory note dated December 1, 2005 with a maturity of December 1, 2007, bearing a variable interest rate 0.125 below the lenders Prime Rate. As of December 31, 2005 the rate charged was 7.125% per annum, payable monthly.	$1,978	—
Mortgage loan payable to Citigroup Global Markets Realty Corp., evidenced by a promissory note dated November 7, 2005, in the amount of $14.8 million. The note bears interest at 5.97% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on November 11, 2015.	$14,809	—

Mortgage loan payable to GE Capital Franchise Finance Corporation (“GE”), evidenced by a promissory note dated May 30, 2002 with an original principal amount of $6.8 million, assumed as of November 30, 2005 with a remaining principal amount of $6.1 million. The note bears interest at a variable rate of one-month LIBOR plus 3.32%, reset monthly, the rate as of December 31, 2005 was 7.61%. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on June 1, 2012.	$6,114	—

Loan payable to Independent Property Operators of America, LLC (“IPOA”), evidenced by a promissory note dated November 30, 2005 in the amount of $3 million due in full at the maturity date of November 30, 2006. The note does not bear interest. Therefore, an imputed interest rate was assessed of 5.97%, providing an original discount amount of $169.	$2,845	—

	$92,008	$71,418

The long-term debt is secured by 75, 69 and 69 of the Company’s hotel properties, for the years ended 2005, 2004 and 2003, respectively. In addition, the Company’s chairman and another director guaranteed, jointly and severally with the Company, the payment of interest and principal on $5 million of certain of the Company’s outstanding long-term debt with US Bank. As of December 31, 2003, the Company had indemnified these individuals should the respective lenders call on these guarantees. Effective January 13, 2005 in conjunction with the repayment in full of the US Bank debt, the personal guarantees were terminated. The Company’s debt agreements contain requirements as to the maintenance of minimum levels of debt service coverage and loan-to-value ratios and net worth, and place certain restrictions on distributions.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The Company files quarterly loan compliance certificates with certain of its lenders. The Company requested and received under its term loan and revolving credit facility with US Bank, a waiver, which was effective from December 31, 2002 until the Company terminated the facility in January 2005, which permitted it to maintain a higher income to debt ratio than permitted under the loan covenants.

As of September 30, 2004 the Company requested and received a loan to value and a debt service ratio waiver with respect to a term loan with First National Bank of Omaha N.A. Ten of its hotels secure the $12 million term loan. The Company had a loan to value ratio of 63% and a debt service ratio of 1.46:1 as compared to the covenant requirements of the term loan of 60% and 1.5:1. The bank has agreed that through and including June 30, 2006, the loan to value ratio will be determined using a capitalization rate of 11% for valuing the hotels (versus an original rate of 12%) and the debt service coverage ratio will be 1.35:1.

Aggregate annual principal payments and payments to bond sinking funds for the next five years and thereafter are as follows:

2006	$5,373
2007	12,366
2008	2,923
2009	15,609
2010	2,387
Thereafter	53,350

$92,008

On January 13, 2005, the Company completed a $22,000 revolving credit facility with Great Western Bank. The borrowings from the new credit facility were used to pay the maturing US Bank term note and the US Bank revolving credit facility with balances of $6,225 and $4,520 respectively, as of December 31, 2004. The remainder of the maturities in 2005 consisted of principal amortization on other mortgage loans.

At December 31, 2005, 2004 and 2003, the estimated fair values of long-term debt were approximately $95,800, 76,500 and $77,600, respectively. The fair values were estimated by discounting future cash payments to be made at rates that approximate rates currently offered for loans with similar maturities.

Interest expense on debt that is to be assumed by the buyer and interest expense on debt that is required to be repaid as a result of a disposal transaction is allocated to discontinued operations.

Note 6. Income Taxes

The RMA was included in the Tax Relief Extension Act of 1999, which was enacted into law on December 17, 1999. The RMA includes numerous amendments to the provisions governing the qualification and taxation of REITs, and these amendments were effective January 1, 2001. One of the principal provisions included in the Act provides for the creation of TRS. TRS are corporations that are permitted to engage in nonqualifying REIT activities. A REIT is permitted to own up to 100% of the voting stock in a TRS. Previously, a REIT could not own more than 10% of the voting stock of a corporation conducting nonqualifying activities. Relying on this legislation, in November 2001, the Company formed the TRS Lessee.

As a REIT, the Company generally will not be subject to corporate level Federal income tax on taxable income it distributes currently to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed taxable income. In addition, taxable income of a TRS is subject to Federal, state and local income taxes.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

In connection with the Company’s election to be taxed as a REIT, it has also elected to be subject to the “built-in gain” rules on the assets formerly held by the old Supertel. Under these rules, taxes will be payable at the time and to the extent that the net unrealized gains on assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion.

At December 31, 2005, the income tax bases of the Company’s assets and liabilities excluding those of TRS were approximately $120,254 and $79,273, respectively; December 31, 2004 were approximately $83,014 and $62,791, respectively.

The TRS net operating loss carryforward from December 31, 2005 as determined for Federal income tax purposes was approximately $867. The availability of such loss carryforward will begin to expire in 2023.

Income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	2005			2004			2003
	Federal	State	Total	Federal	State	Total	Federal	State	Total
Current	$—	$—	$—	$—	$—	$—	$—	$—	$—
Deferred	(26)	(5)	(31)	(227)	(48)	(275)	(99)	(21)	(120)

Total	$(26)	$(5)	$(31)	$(227)	$(48)	$(275)	$(99)	$(21)	$(120)

The actual income tax expense of the TRS for the years ended December 31, 2005, 2004 and 2003 differs from the “expected” income tax expense (computed by applying the appropriate U.S. Federal income tax rate of 34% to earnings before income taxes) as a result of the following:

	2005	2004	2003
Computed “expected” income tax benefit	$(49)	$(237)	$(103)
State income taxes, net Federal income tax benefit	(3)	(32)	(14)
Other	21	(6)	(3)

	$(31)	$(275)	$(120)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liability at December 31, 2005, 2004 and 2003 follows:

	2005	2004	2003
Deferred Tax Assets:
Expenses accrued for consolidated financial statement purposes, nondeductible for tax return purposes	$92	$137	$134
Net operating losses carried forward for federal income tax purposes	347	251	24

Total deferred tax assets	439	388	158

Deferred Liabilities:
Tax depreciation in excess of book depreciation	853	833	878

Total deferred tax liabilities	853	833	878

Net deferred tax liabilities	$414	$445	$720

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. There is no valuation allowance at December 31, 2005, 2004 or 2003.

Note 7. Commitments and Contingencies and Other Related Party Transactions

Effective July 31, 2004, the TRS Lessee terminated its hotel management agreement with HHM, paying HHM a $500 early termination fee in addition to agreeing to reimburse HHM for certain employment-related severance costs of approximately $189.

At December 31, 2003 and 2002, accounts payable and accrued expense includes $888, and $79, respectively, due to HHM. On January 1, 2002, the TRS Lessee purchased accounts receivable aggregating approximately $781 from HHM in exchange for a note payable to HHM of the same amount, originally due April 30, 2002 and bearing interest at a rate of 4%. The note was repaid in full in July 2003.

On August 1, 2004, the TRS Lessee entered into a hotel management agreement with Royal Host Management, Inc., a publicly owned real estate investment trust. Royal Host, the parent of Royal Host Management, is an owner, franchisor and manager of limited and focused service hotel properties in the United States and Canada.

The principal provisions of the agreement are as follows:

■	Royal Host Management is paid a base fee equal to 4.75% of gross hotel income on 70 hotels and 4.00% of gross hotel income on 6 hotels;

■	if annual net operating income exceeds 10% of the Company’s total investment in the hotels, then Royal Host receives an incentive fee of 10% of the excess net operating income up to the first $1 million, and 20% of excess net operating income above $1 million;

■	the agreement runs through December 31, 2009 and is automatically extended for five years thereafter if specific net operating income levels are achieved, subject to Royal Host Management’s option not to extend the agreement;

■	either party may terminate the agreement if net operating income is not at least 8.5% of the Company’s total investment in the hotels or if the Company undergoes a change in control (if TRS Lessee terminates the agreement for a change in control, then Royal Host Management is paid a termination fee equal to 50% of its basic management fee for the prior 12 months);

■	TRS Lessee may terminate the agreement if any of the hotels fails three successive franchisor inspections if the deficiencies are within the reasonable control of Royal Host Management; and

■	TRS Lessee may also terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties (in which event we would pay Royal Host Management a termination fee equal to 50% of its basic management fee for the prior 12 months).

In January 2003, the Company obtained a $780 loan from Southern Community Bank & Trust (“Southern”). George R. Whittemore, Director of the Company, is a member of the Board of Directors of Southern. Further information about the loan from Southern is presented in Note 5.

From January 2003 until August 2004, the Company paid rents and other charges to HHM for the office space it occupied in Columbia, MD. The Company paid base rents of $62 and $71 to HHM for 2004 and 2003, respectively.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The Company assumed land lease agreements in conjunction with purchases of two hotels. One lease requires monthly payments of the greater of $2 or 5% of room revenue through November 2091. The second lease requires an annual payment of $35 through May 2025. Land lease expense totaled approximately $89, $ 86 and $83 in 2005, 2004 and 2003, respectively, and is included in property operating expense.

As of December 31, 2005, the future minimum lease payments applicable to non-cancelable land leases are as follows:

Total
2006	$59
2007	59
2008	59
2009	59
2010	59
Thereafter	2,447

$2,742

Note 8. Capital Stock and Operating Partnership Units

The Company’s common stock is duly authorized, full paid and non-assessable. At December 31, 2005, members of the Board of Directors owned approximately 23% of the Company’s outstanding common stock.

At December 31, 2005, 372,195 of SLP’s common operating partnership units (“Common OP Units”) and 195,610 of SLP’s preferred operating partnership units (“Preferred OP Units”) were outstanding. Each limited partner of SLP may, subject to certain limitations, require that SLP redeem all or a portion of his or her Common OP Units or Preferred OP Units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to SLP. When a limited partner tenders his or her Common OP Units to SLP for redemption, the Company can, in its sole discretion, choose to purchase the units for either (1) a number of shares of Company common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of Company common stock the limited partner would have received if the Company chose to purchase the units for common stock. The Preferred OP Units are convertible by the holders into Common OP Units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2009. The Preferred OP Units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of SLP. During 2005 and 2004, 4,434 and 10,479 respectively, Common OP Units were redeemed for common shares of SHI and no preferred units were redeemed for cash or converted to common stock. In addition, the Company agreed to allow the redemption of 127,439 Preferred OP Units at any time, subject to a 60-day notification period.

On January 3, 2003, James I. Humphrey, Jr., a director of the Company at that time and the sole shareholder of HHM at December 31, 2003, exercised his redemption rights and caused SHI to redeem his Common OP Units in exchange for 731,234 shares of common stock of the Company. Following the redemption, Mr. Humphrey held 5,279 Common OP Units through a company he controlled (Humphrey Associates, Inc.). These Common OP Units are also subject to redemption.

On December 30, 2005 the Company offered and sold 1,521,258 shares of 8% Series A Convertible Preferred Stock. The shares were sold for $10.00 per share and bear a liquidation preference of $10.00 per share. Underwriting and other costs of the offering totaled $1.2 million. The proceeds were used to reduce borrowings under the Company’s revolving credit facility with Great Western Bank.

Dividends on the Series A Convertible Preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A Convertible Preferred Stock accrue regardless of whether or not the Company has earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and earn additional dividends at 8%, compounded monthly.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The Series A convertible preferred stock with respect to dividend rights and rights upon the Company’s liquidation, dissolution or winding up, ranks senior to all classes or series of the Company’s common stock, senior or on parity with all other classes or series of preferred stock and junior to all of the Company’s existing and future indebtedness. Upon liquidation all preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. The Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares unless it has also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods. The outstanding preferred shares do not have any maturity date, and are not subject to mandatory redemption.

Each share of Series A convertible preferred stock is convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. The Company may not optionally redeem the Series A preferred shares prior to January 1, 2009, except in limited circumstances to preserve its status as a REIT.

The conversion rights of the holders of the Series A convertible preferred stock are subject to cancellation on or after December 31, 2008 if the closing price of the Company common stock on the Nasdaq National Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. The Company will issue a conversion cancellation notice to holder of the Series A convertible preferred stock specifying the date the conversion rights will be deemed cancelled if the holder chooses to exercise this option. In the event the Company issues a conversion cancellation notice, the Series A convertible preferred stock will be redeemable on or after January 1, 2009 for cash, at the Company’s option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date. Otherwise the Series A convertible preferred stock will be redeemable for cash, at the Company’s option in whole or from time to time in part, at:

■	$10.80 per share on or after January 1, 2009

■	$10.40 per share on or after January 1, 2010; and

■	$10.00 per share on or after January 1, 2011,

■	plus accrued and unpaid dividends to the redemption date.

On December 30, 2005, the Company issued warrants to Anderson & Strudwick Incorporated, the selling agent for the Company in its public offering of the Series A Preferred Stock, to purchase 126,311 shares of Series A convertible preferred stock. The warrants will be exercisable until December 31, 2010 at $12.00 per share of Series A convertible preferred stock. The warrants may not be sold, transferred, pledged, assigned or hypothecated for a period of one year after their issuance, except to officers of the selling agent.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 9. Supplementary Data

The following table presents our unaudited quarterly results of operations:

	Quarters Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
2005
Revenues	$12,307	$16,126	$17,372	$14,890
Expenses	13,020	14,399	14,969	15,332

Earnings (loss) before net gains (losses) on sales of properties, impairment losses and minority interest	(713)	1,727	2,403	(442)

Net gains (losses) on sales of properties	(1)	1	1	(3)
Impairment losses	—	—	—	—
Minority Interest	(53)	(55)	(73)	(45)

Earnings (loss) from continuing operations before income taxes	(767)	1,673	2,331	(490)

Income tax expense (benefit)	(376)	239	372	(266)

Net earnings (loss)	(391)	1,434	1,959	(224)

Preferred Stock dividend	—	—	—	(6)

Net earnings (loss) available to common shareholders	$(391)	$1,434	$1,959	$(230)

Net earnings (loss) per common share—basic and diluted	$(0.03)	$0.12	$0.16	$(0.02)

	Quarters Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
2004
Revenues	$12,182	$15,781	$16,841	$13,005
Expenses	13,264	14,298	15,709	13,253

Earnings (loss) before net gains (losses) on sales of properties, impairment losses and minority interest	(1,082)	1,483	1,132	(248)

Net gains (losses) on sales of properties	(9)	1	(1)	(3)
Minority Interest	(51)	(57)	(55)	(53)

Earnings (loss) from continuing operations before income taxes	(1,142)	1,427	1,076	(304)

Income tax expense (benefit)	(573)	202	200	(71)

Earnings (loss) from continuing operations	(569)	1,225	876	(233)
Discontinued operations	(115)	380	405	8

Net earnings (loss) available to common shareholders	$(684)	$1,605	$1,281	$(225)

Net earnings (loss) per common share—basic and diluted
Continuing operations	$(0.05)	$0.10	$0.08	$(0.02)
Discontinued operations	(0.01)	0.03	0.03	0.00

Net earnings (loss)	$(0.06)	$0.13	$0.11	$(0.02)

There were no impairment losses and no sale of properties for 2005.

There were no impairment losses recorded for 2004. The amounts of gain on sales of properties are $67 ($.01 per share), $329 ($.03 per share), $347 ($.03 per share) and $2 ($.00 per share) for quarters ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, respectively.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 10. Subsequent Event

On February 17, 2006, the Company entered into a First Amendment to Loan Agreement with Great Western Bank which extends (a) the maturity date of the Loan Agreement dated January 13, 2005 between the parties from January 13, 2007 to January 13, 2008 and (b) the date on which the loan limit of the Loan Agreement is reduced from $22 million to $20 million from February 1, 2006 to February 13, 2007.

On January 13, 2006, the Company acquired a hotel located in Clarinda, IA, under the franchise of Super 8. The acquisition amount was $1.3 million, which was funded from our revolving credit facility with Great Western Bank.

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2005

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2005
Hotel and Location	Encum- brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Comfort Inns:
Minocqua, Wisconsin	GWB	$214,505	$1,458,389	$—	247,109	$214,505	$1,705,498	$(631,125)	$1,288,878
Sheboygan, Wisconsin	GWB	286,970	1,716,782	—	297,725	286,970	2,014,507	(737,649)	1,563,828
Chambersburg, Pennsylvania	GRW	89,000	2,346,362	—	144,852	89,000	2,491,214	(550,366)	2,029,848
Culpeper, Virginia	GRW	182,264	2,142,652	—	448,283	182,264	2,590,935	(611,708)	2,161,491
Dahlgren, Virginia	VB	327,514	2,489,390	—	173,115	327,514	2,662,505	(858,990)	2,131,029
Dublin, Virginia	VB	152,239	3,700,710	—	573,792	152,239	4,274,502	(1,446,118)	2,980,623
Farmville, Virginia	GRW	253,618	2,162,087	—	435,760	253,618	2,597,847	(783,756)	2,067,709
Gettysburg, Pennsylvania	SUS	—	4,158,453	—	166,048	—	4,324,501	(1,008,985)	3,315,516
Morgantown, West Virginia	GRW	398,322	3,853,651	—	659,376	398,322	4,513,027	(1,325,200)	3,586,149
New Castle, Pennsylvania	GRW	56,648	4,101,254	—	457,874	56,648	4,559,128	(1,123,157)	3,492,619
Princeton, West Virginia	GRW	387,567	1,774,501	—	528,737	387,567	2,303,238	(746,253)	1,944,552
Rocky Mount, Virginia	GRW	193,841	2,162,429	—	24,110	193,841	2,186,539	(576,159)	1,804,221
Solomons, Maryland	GRW	2,303,990	2,988,255	—	1,699,163	2,303,990	4,687,418	(1,696,780)	5,294,628
Fayetteville, North Carolina	CITI	725,000	3,910,514		780	725,000	3,911,294	(31,638)	4,604,656
Fayetteville Car Wash, North Carolina	CITI		164,128		—		164,128	(1,997)	162,131

Super 8:
Creston, Iowa	GRW	56,000	840,580	89,607	2,105,377	145,607	2,945,957	(1,337,627)	1,753,937
Columbus, Nebraska	GWB	51,716	571,178	51,666	652,811	103,382	1,223,989	(709,862)	617,509
O’Neill, Nebraska	GRW	75,000	667,074	46,075	1,031,689	121,075	1,698,763	(816,533)	1,003,305
Omaha, Nebraska	FNB	164,034	1,053,620	—	1,122,026	164,034	2,175,646	(1,374,825)	964,855
Lincoln, Nebraska (West “O”)	GWB	139,603	1,234,988	63,153	835,373	202,756	2,070,361	(1,134,721)	1,138,396
Lincoln, Nebraska (Cornhusker)	GWB	226,174	1,068,520	271,817	1,709,438	497,991	2,777,958	(1,377,604)	1,898,345
Keokuk, Iowa	GRW	55,000	642,783	71,175	574,694	126,175	1,217,477	(682,447)	661,205
Iowa City, Iowa	GRW	227,290	1,280,365	—	437,447	227,290	1,717,812	(1,036,213)	908,889
Omaha, Nebraska (Ak-sar-ben)	GWB	203,453	1,054,497	—	184,643	203,453	1,239,140	(742,351)	700,242

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)

AS OF DECEMBER 31, 2005

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2005
Hotel and Location	Encum- brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Kirksville, Missouri	GWB	151,225	830,457	—	209,410	151,225	1,039,867	(618,585)	572,507
Burlington, Iowa	GRW	145,000	867,116	—	266,662	145,000	1,133,778	(645,729)	633,049
Sedalia, Missouri	GWB	185,025	917,809	—	572,640	185,025	1,490,449	(784,367)	891,107
Hays, Kansas	FNB	317,762	1,133,765	19,519	249,338	337,281	1,383,103	(843,265)	877,119
Moberly, Missouri	GWB	60,000	1,075,235	—	268,994	60,000	1,344,229	(771,701)	632,528
Pittsburg, Kansas	GRW	130,000	852,131	—	199,147	130,000	1,051,278	(602,922)	578,356
Manhattan, Kansas	FNB	261,646	1,254,175	(10,000)	355,834	251,646	1,610,009	(871,557)	990,098
Clinton, Iowa	GRW	135,153	805,067	(46,089)	221,228	89,064	1,026,295	(607,351)	508,008
Mt. Pleasant, Iowa	GRW	85,745	536,064	21,507	458,587	107,252	994,651	(544,779)	557,124
Wichita, Kansas	FNB	435,087	1,806,979	—	594,296	435,087	2,401,275	(1,292,314)	1,544,048
Kingdom City, Missouri	FNB	176,970	877,287	—	163,803	176,970	1,041,090	(580,684)	637,376
Lenexa, Kansas	GWB	454,113	1,722,866	—	366,530	454,113	2,089,396	(1,150,001)	1,393,508
Pella, Iowa	GRW	61,853	664,610	—	126,037	61,853	790,647	(428,227)	424,273
Storm Lake, Iowa	GRW	90,033	819,202	33,394	468,994	123,427	1,288,196	(586,976)	824,647
West Plains, Missouri	GWB	112,279	861,178	—	133,430	112,279	994,608	(502,088)	604,799
Jefferson City, Missouri	GWB	264,707	1,206,886	—	268,703	264,707	1,475,589	(760,452)	979,844
El Dorado, Kansas	FNB	96,764	418,333	467	511,189	97,231	929,522	(443,420)	583,333
Wayne, Nebraska	FNB	79,127	685,135	—	119,432	79,127	804,567	(381,484)	502,210
Batesville, Arkansas	GWB	81,483	811,371	—	118,687	81,483	930,058	(409,499)	602,042
Fayetteville, Arkansas	GWB	255,731	1,549,271	—	143,926	255,731	1,693,197	(761,818)	1,187,110
Omaha, Nebraska (West Dodge)	GWB	593,518	1,758,275	—	167,891	593,518	1,926,166	(831,334)	1,688,350
Watertown, South Dakota	FNB	51,237	1,296,312	—	472,633	51,237	1,768,945	(679,750)	1,140,432
Norfolk, Nebraska	GRW	226,971	1,587,581	—	407,141	226,971	1,994,722	(719,731)	1,501,962
Park City, Kansas	FNB	275,962	891,933	—	442,270	275,962	1,334,203	(571,998)	1,038,167

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)

AS OF DECEMBER 31, 2005

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2005
Hotel and Location	Encum- brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Muscatine, Iowa	GWB	204,890	1,616,090	—	220,991	204,890	1,837,081	(677,690)	1,364,281
Fort Madison, Iowa	GWB	104,855	871,075	—	153,475	104,855	1,024,550	(392,605)	736,800
Parsons, Kansas	FNB	167,849	1,195,484	—	155,415	167,849	1,350,899	(445,030)	1,073,718
Portage, Wisconsin	GRW	203,032	1,839,321	—	214,390	203,032	2,053,711	(657,458)	1,599,285
Antigo, Wisconsin	GWB	234,605	1,485,579	—	191,798	234,605	1,677,377	(602,923)	1,309,059
Shawano, Wisconsin	GRW	244,935	1,672,123	—	186,684	244,935	1,858,807	(645,666)	1,458,076
Tomah, Wisconsin	GWB	211,975	2,079,714	(59,834)	293,353	152,141	2,373,067	(756,680)	1,768,528
Menomonie, Wisconsin	GRW	451,520	2,398,446	—	205,458	451,520	2,603,904	(724,654)	2,330,770
Neosho, Missouri	NON	232,000	1,416,216	—	127,484	232,000	1,543,700	(459,722)	1,315,978
Anamosa, Iowa	SBA	49,981	1,150,688	—	110,847	49,981	1,261,535	(300,802)	1,010,714
Charles City, Iowa	FCNB	95,363	1,543,872	—	89,335	95,363	1,633,207	(432,714)	1,295,856

Sleep Inn
Omaha, Nebraska	WF	400,000	3,275,773		10,383	400,000	3,286,157	(45,192)	3,640,965

Holiday Inn Express
Danville, Kentucky	GRW	155,717	2,971,403	—	341,987	155,717	3,313,390	(847,258)	2,621,849
Gettysburg, Pennsylvania	SUS	59,634	1,832,171	—	176,913	59,634	2,009,084	(529,733)	1,538,985
Harlan, Kentucky	GRW	—	2,949,276	—	599,736	—	3,549,012	(884,242)	2,664,770

Hampton Inn
Cleveland, Tennessee	GRW	212,914	2,370,499	—	838,596	212,914	3,209,095	(646,748)	2,775,261
Jackson, Tennessee	GRW	261,506	3,430,541	—	415,996	261,506	3,846,537	(1,464,137)	2,643,906
Shelby, North Carolina	GRW	253,921	2,782,042	—	854,629	253,921	3,636,671	(854,353)	3,036,239
Brandon, Florida	REG	322,203	3,150,779	—	428,915	322,203	3,579,694	(769,060)	3,132,837

Comfort Suites
Dover, Delaware	GRW	337,113	5,179,187	—	(39,503)	337,113	5,139,684	(1,337,472)	4,139,325
Ft. Wayne, Indiana	CITI	1,200,000	4,803,605	—	16,000	1,200,000	4,819,605	(45,452)	5,974,153
Lafayette, Indiana	CITI	850,000	3,473,808	—	—	850,000	3,473,808	(27,051)	4,296,757
Marion, Indiana	CITI	430,000	1,945,383	—	528	430,000	1,945,911	(20,693)	2,355,218
South Bend, Indiana	GE	500,000	11,512,314	—	—	500,000	11,512,314	(37,435)	11,974,879
Warsaw, Indiana	CITI	650,000	2,500,570	—	32,443	650,000	2,533,013	(22,030)	3,160,983

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(CONTINUED)

AS OF DECEMBER 31, 2005

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2005
Hotel and Location	Encum- brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Suites at Key Largo
Key Largo, Florida	GRW	339,425	3,238,530	—	415,340	339,425	3,653,870	(957,819)	3,035,476

Ramada
Ellenton, Florida	GRW	546,945	2,293,464	—	706,979	546,945	3,000,443	(1,010,281)	2,537,107
					—				—

Shoney’s Inn					—				—
Ellenton, Florida	GRW	290,373	2,102,371	—	175,286	290,373	2,277,657	(454,423)	2,113,607
					—

Days Inn					—
Farmville, Virginia	GRW	384,591	1,967,727	—	169,210	384,591	2,136,937	(568,494)	1,953,034

Subtotal Hotel Properties		20,892,486	151,820,252	552,457	28,909,692	21,444,943	180,729,944	(54,349,913)	147,824,974
Construction in Progress		—	—	—	1,039,392	—	1,039,392	—	1,039,392
Office building		68,765	1,516,627	—	369,779	68,765	1,886,406	(1,049,471)	905,700

Total		$20,961,251	$153,336,879	$552,457	$30,318,863	$21,513,708	$183,655,742	$(55,399,384)	$149,770,066

Encumbrance codes refer to the following lenders:

GRW = Greenwich Capital Loan	FNB = First National Bank of Omaha
REG = Regions Bank (FL)	SUS = Susquehanna Bank
GWB = Great Western Bank	FCNB = First Citizens National Bank
VB = Village Bank	SBA = Small Business Administration
NON = Unencumbered	CITI = Citigroup Global Markets Realty
GE = GE Capital Franchise Finance	WF = Wells Fargo Bank

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

NOTES TO SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2005

	ASSET BASIS	Total
(a)	Balance at December 31, 2002	$183,150,383

	Additions to buildings and improvements	4,642,142
	Disposition of buildings and improvements	(16,934,007)
	Impairment loss	(2,069,000)

	Balance at December 31, 2003	$168,789,518

	Additions to buildings and improvements	3,917,677
	Disposition of buildings and improvements	(8,816,590)
	Impairment loss	—

	Balance at December 31, 2004	$163,890,605

	Additions to buildings and improvements	42,083,569
	Disposition of buildings and improvements	(804,724)
	Impairment loss	—

	Balance at December 31, 2005	$205,169,450

	ACCUMULATED DEPRECIATION	Total
(b)	Balance at December 31, 2002	$47,471,171

	Depreciation for the period ended December 31, 2003	6,896,100
	Depreciation on assets sold or disposed	(5,772,325)

	Balance at December 31, 2003	$48,594,946

	Depreciation for the period ended December 31, 2004	6,487,831
	Depreciation on assets sold or disposed	(5,737,195)

	Balance at December 31, 2004	$49,345,582

	Depreciation for the period ended December 31, 2005	6,850,711
	Depreciation on assets sold or disposed	(796,909)

	Balance at December 31, 2005	$55,399,384

(c)	The aggregate cost of land, buildings, furniture and equipment for the Company’s hotels for Federal income tax purposes is approximately $204 million.

(d)	Depreciation is computed based upon the following useful lives:

Buildings and improvements	20 - 40 years
Furniture and equipment	5 - 12 years

(e)	The Company has mortgages payable on the properties as noted. Additional mortgage information can be found in note 5 to the consolidated financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE

(UNAUDITED)

JUNE 30, 2006

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED BALANCE SHEET OF SEVEN AFFILIATED PROPERTIES

UNDER CONTRACT FOR SALE

JUNE 30, 2006

(UNAUDITED)

Assets
Investments in hotel properties	$24,513,669
Less accumulated depreciation	6,217,825

Investments in hotel properties, net	18,295,844
Cash and cash equivalents	487,229
Accounts receivable, net of allowance for uncollectible accounts of $ 2,307	34,438
Deferred financing costs, net	223,351
Prepaid expenses and other assets	216,247

Total assets	$19,257,109

Liabilities and Owners’ Equity (Deficit)
Liabilities:
Accounts payable, accrued expenses, and other liabilities	$559,200
Deferred revenue	72,736
Long-term debt	24,567,306
Due to affiliates	196,377

Total liabilities	25,395,619
Owners’ equity (deficit):
Distributions in excess of earnings	(6,138,510)

Total liabilities and owners’ equity (deficit)	$19,257,109

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED STATEMENT OF OPERATIONS FOR SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

Revenues:
Room rentals and other hotel services	$4,118,656
Other	2,353

Total revenues	4,121,009

Expenses:
Hotel and property operations	2,412,141
Depreciation	457,358

Total expenses	2,869,499

Earnings before net losses on disposition of assets and interest expense	1,251,510
Net losses on disposition of assets	3,449
Interest expense	963,431

Net earnings	$284,630

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED STATEMENT OF OWNERS’ EQUITY (DEFICIT) FOR SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

Balance (deficit) at December 31, 2005	$(6,074,138)
Net earnings	284,630
Distributions	(349,002)

Balance (deficit) at June 30, 2006	$(6,138,510)

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED STATEMENT OF CASH FLOWS OF SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

Cash flows from operating activities:
Net earnings	$284,630
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	457,358
Amortization of deferred financing costs	35,399
Losses on disposition of assets	3,449
Decrease (increase) in assets:
Accounts receivable	64,981
Prepaid expenses and other assets	(124,237)
Increase (decrease) in liabilities:
Accounts payable, accrued expenses and other liabilities	248,958
Due to affiliates	(82,217)
Deferred revenue	(7,933)

Net cash provided by operating activities	880,388

Cash flows from investing activities:
Net cash used in investing activities—additions to hotel properties	(45,962)

Cash flows from financing activities:
Principle payments on long-term debt	(427,592)
Distributions	(349,002)

Net cash used in financing activities	(776,594)

Net increase in cash and cash equivalents	57,832
Cash and cash equivalents, beginning of year	429,397

Cash and cash equivalents, end of year	$487,229

Additional information:
Interest paid	$924,126

See accompanying notes to combined financial statements.

SAVANNAH SUITES AND AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE

JUNE 30, 2006

(UNAUDITED)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Basis of Presentation

These financial statements present the combined balance sheet and the related combined statements of Owners’ equity (deficit), and cash flows for the six months ended June 30, 2006 of three properties held in individual S Corporations and four properties held in individual limited liability companies under contract for sale (the Properties). The Properties all do business as “Savannah Suites” and are under common ownership.

The affiliated entities owning the Properties (the Owners) and their locations are shown below:

Company	Location
Augusta, Inc.—d/b/a Savannah Suites	Augusta, Georgia
Chamblee, Georgia, LLC—d/b/a Savannah Suites	Chamblee, Georgia
Greenville Hotel, LLC—d/b/a Savannah Suites	Greenville, South Carolina
Jonesboro Hotel, Inc.—d/b/a Savannah Suites	Jonesboro, Georgia
Pine Street, LLC—d/b/a/ Savannah Suites	Atlanta, Georgia
Memorial, LLC—d/b/a Savannah Suites	Stone Mountain, Georgia
Savannah Georgia, Inc.—d/b/a Savannah Suites	Savannah, Georgia

(b)	Organization and Nature of Business

As of June 30, 2006, each company’s principle asset is an extended stay hotel. Six of the hotels are located in Georgia and one in South Carolina.

The limited liabilities companies located in Georgia are organized under the laws of Georgia. The extended stay hotels are managed by Guest House Inn Corp. The shareholders of Guest House Inn Corp are the majority shareholders in the Owners.

(c)	Principles of Combination

All significant intercompany balances and transactions have been eliminated in the combined financial statements.

(d)	Investment in Hotel Properties

Hotel properties to be held and used in operations are recorded at cost.

Costs of significant improvements, replacements, renovations to furniture, and equipment purchases for hotel properties are capitalized, while costs of maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 39 years for buildings and 7 years for furniture, fixtures, and equipment. Leasehold interests are amortized over the remaining life of the lease.

If events or circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from the future cash flows, the property is written down to estimated fair value and impairment loss is recognized.

(e)	Accounts Receivable

The allowance for uncollectible receivables is estimated based on the history of uncollectible accounts receivable and analysis of current aging.

SAVANNAH SUITES AND AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

JUNE 30, 2006

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash and various highly liquid investments with original maturities of three months or less when acquired and are carried at cost, which approximates fair value.

(g)	Deferred Financing Costs

Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest expense over the term of the related loan using the effective interest method.

(h)	Revenue Recognition

Revenues from the operations of the hotel properties are recognized when earned.

(i)	Land Lease

Land lease payments and receipts increase annually and are recognized as expense on a straight-line basis over the term of the lease.

(j)	Financial Instruments

Fair values of financial instruments approximate their carrying values in the combined financial statements.

(k)	Income Taxes

The Owners are either an S Corporation or a limited liability company, which are taxed similar to a partnership. As such, in lieu of corporate income tax, the shareholders or members of the Owners are taxed on their proportionate share of the Owners income (loss). Accordingly, no provision for income taxes has been made in the accompanying combined financial statements.

(l)	Concentration of Credit Risk

From time to time, the Companies maintain cash balances at commercial banks in excess of federally insured limits.

(m)	Estimates

The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(2)	Investment in Hotel Properties

Investments in hotel properties consisted of the following at June 30, 2006:

Land	$3,436,785
Buildings and improvements	17,179,173
Furniture and equipment	3,305,911
Leasehold interest	591,800

$24,513,669
Less accumulated depreciation	6,217,825

Investment in hotel properties	$18,295,844

SAVANNAH SUITES AND AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

JUNE 30, 2006

(3)	Long-term Debt

Long-term debt as of June 30, 2006 is summarized as follows:

Mortgage loan payable by Chamblee Georgia, LLC to Flag Bank, evidenced by a promissory note dated March 1, 2002 in the amount of approximately $4.3 million. The note bears interest at 7% per annum. Monthly principal and interest payments are payable through maturity on December 15, 2007, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Chamblee Georgia, LLC.	$4,057,045

Mortgage loan payable by Pine Street, LLC to Colonial Bank, evidenced by a promissory note dated April 10, 2001 in the amount of $4.8 million amortized over 20 years. The note bears interest at a variable rate of 50 basis points over the base rate of the holder. Monthly principal and interest payments were payable through maturity on April 10, 2005, at which point the remaining principal and accrued interest were due. This note was replaced by a renewal note for the outstanding balance of approximately $4.5 million at December 14, 2005 at a fixed rate of 6.67% per annum. The monthly principal and interest payments of $33,851 are payable through maturity on January 10, 2008 at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Pine Street, LLC.

4,423,708

Mortgage loan payable by Augusta, Inc. to Empire Financial Services, Inc., evidenced by a promissory note dated April 30, 2003 in the amount of $3.6 million amortized over 20 years. The note bears a variable interest rate adjustable annually at 100 basis points over the “prime rate” with a “floor” at 7%. Monthly principal and interest payments are payable through maturity in May 2010, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Augusta, Inc.	3,320,408

Mortgage loan payable by Jonesboro Hotels, Inc. to Empire Financial Services, Inc., evidenced by a promissory note dated April 25, 2002 in the amount of approximately $ 3.5 million amortized over 17 years. The note bears a variable interest rate adjustable annually at 100 basis points over the “prime rate” with a “floor” at 7%. Monthly principal and interest payments are payable through maturity in May 2009, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Jonesboro Hotels, Inc.	2,988,559

Mortgage loan payable by Greenville Hotel, LLC. to Regions Bank, evidenced by a promissory note dated December 13, 2002 in the amount of approximately $2.2 million. The note bears a variable interest rate adjustable annually at 235 basis points over LIBOR. Monthly principal and interest payments of $15,893 are payable through maturity on December 13, 2007, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Greenville Hotel, LLC.	1,971,394
Mortgage loan payable by Greenville Hotel, LLC. to Flag Bank, evidenced by a promissory note dated December 13, 2002 in the amount of approximately $1.4 million. The note bears a variable interest rate adjustable annually at 175 basis points over the “Prime Rate”. Monthly principal and interest payments of $12,447 are payable through maturity on November, 2024, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Greenville Hotel, LLC.	1,263,721

SAVANNAH SUITES AND AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

JUNE 30, 2006

Mortgage loan payable by Memorial, LLC to Colonial Bank, N.A evidenced by a promissory note dated September 15, 2000 in the amount of approximately $4 million amortized over 20 years. The note bears interest at a variable rate of 50 basis points over the base rate of the holder. Monthly principal and interest payments were payable through maturity on September 15, 2004, at which point the remaining principal and accrued interest were due. This note was replaced by a renewal note Mortgage loan payable by Memorial, LLC. to Colonial Bank, N.A. evidenced by a promissory note dated January 4, 2005 in the amount of approximately $3.7 million. The note bears a variable interest rate of 50 basis points over the “Colonial Bank, N.A. Base Rate”. Monthly principal payments of $17,338 plus accrued interest payments are payable through maturity on December 4, 2007, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Memorial, LLC.

3,450,249

Mortgage loan payable by Savannah Georgia, Inc. to Empire Financial Services, Inc., evidenced by a promissory note dated July 11, 2002 in the amount of approximately $3.6 million amortized over 17 years. The note bears interest at a variable rate of 100 basis points over “Prime” with a “floor” at 7%. Monthly principal and interest payments of approximately $30,000 are payable through maturity on August, 2009, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Savannah Georgia, Inc.	3,092,222

Long-term debt	24,567,306

All mortgage loans above are guaranteed by William McCarthy, Brian McCarthy, and Thelma Wilke, principle shareholders and partners of the Companies.

Aggregate annual principal payments for the next five years and thereafter are as follows:

2006	$409,351
2007	9,768,341
2008	4,621,626
2009	5,629,082
2010	3,020,480
2011	36,420
Thereafter	1,082,006

$24,567,306

Management estimates that the fair values of the Company’s outstanding long-term debt approximate their carrying values due to the fact that they bear interest at rates that are similar to those available to them in the market place for similar instruments.

(4)	Related-Party Transactions

The hotels are managed by Guest House Inn Corp. Guest House Inn Corp.’s shareholders are the majority owners of the Properties.

No management agreement exists between the Companies and Guest House, Inc. A management fee is paid by the Companies each month based on 7% of total revenue. The management fees incurred for the first six months ended June 30, 2006 and the management fees payable at June 30, 2006 were $279,753 and $184,577, respectively. Of the $184,577 management fees payable at June 30, 2006, $100,000 had been outstanding since December 31, 2003.

Guest House Inn Corp. provides staffing and negotiates insurance for the hotels on a combined basis. These expenses, as well as other miscellaneous expenses, are paid by Guest House Inn Corp. and reimbursed by the Properties each month.

SAVANNAH SUITES AND AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

JUNE 30, 2006

During the first six months of 2006, the Properties recognized payroll and insurance expense of $547,811 and $87,035, respectively. At June 30, 2006, payroll expense of $11,800 was payable to Guest House, Inc. and $205,216 of insurance expense was reflected in prepaid expenses.

(5)	Commitments and Contingencies

Pine Street, LLC assumed an existing land lease in March, 2001 (see note 2). The lease requires monthly payments of $1,100 increasing to $1,500 by the end of the term, November 2067. Pine Street, LLC also assumed an existing cell tower lease and received an annual rental payment of $11,858 through June 2010.

The obligation for the rental under the non-cancelable operating lease, net of the sublease receipts, is as follows:

	Lease rents	Sublease receipts	Net payments
2006	$6,600	$5,929	$671
2007	13,200	11,858	1,342
2008	13,200	11,858	1,342
2009	13,200	11,858	1,342
2010	13,200	5,929	7,271
Thereafter	906,800	—	906,800

Total	$966,200	$47,432	$918,768

Rent expense for the six months ended June 30, 2006 was $8,326.

(6)	Subsequent Event

On August 18, 2006, Supertel Limited Partnership acquired six of the Properties, excluding the Pine Street, LLC property for a total purchase price of $27,650,000. The Pine Street, LLC property was acquired by Supertel Limited Partnership on November 16, 2006 for $5,350,000.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE

DECEMBER 31, 2005

(WITH INDEPENDENT AUDITORS’ REPORT THEREON)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Supertel Hospitality, Inc.:

We have audited the accompanying combined balance sheet of Savannah Suites Affiliated Properties under contract for sale (the Properties) as of December 31, 2005, and the related combined statements of operations, owners’ equity (deficit) and cash flows for the year then ended. These combined financial statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Savannah Suites Affiliated Properties under contract for sale as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska

October 25, 2006

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED BALANCE SHEET OF SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

DECEMBER 31, 2005

Assets
Investments in hotel properties	$24,505,297
Less accumulated depreciation	5,794,609

Investments in hotel properties, net	18,710,688
Cash and cash equivalents	429,397
Accounts receivable, net of allowance for uncollectible accounts of $3,213	99,419
Deferred financing costs, net	258,750
Prepaid expenses and other assets	92,010

Total assets	$19,590,264

Liabilities and Owners’ Equity (Deficit)
Liabilities:
Accounts payable, accrued expenses, and other liabilities	$310,243
Deferred revenue	80,668
Long-term debt	24,994,897
Due to affiliates	278,594

Total liabilities	25,664,402
Owners’ equity (deficit):
Distributions in excess of earnings	(6,074,138)

Total liabilities and owners’ equity (deficit)	$19,590,264

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED STATEMENT OF OPERATIONS FOR SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

YEAR ENDED DECEMBER 31, 2005

Revenue:
Room rentals and other hotel services	$8,067,062
Other	2,705

Total revenue	8,069,767

Expenses:
Hotel and property operations	4,720,306
Depreciation	880,827

Total expenses	5,601,133

Earnings before net losses on disposition of assets and interest expense	2,468,634
Net losses on disposition of assets	15,228
Interest expense	1,860,227

Net earnings	$593,179

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED STATEMENT OF OWNERS’ EQUITY (DEFICIT) FOR SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

YEAR ENDED DECEMBER 31, 2005

Balance (deficit) at December 31, 2004	$(6,387,426)
Net earnings	593,179
Distributions	(279,891)

Balance (deficit) at December 31, 2005	$(6,074,138)

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

COMBINED STATEMENT OF CASH FLOWS OF SEVEN AFFILIATED PROPERTIES UNDER CONTRACT FOR SALE

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:
Net earnings	$593,179
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	880,827
Amortization of deferred financing costs	78,553
Losses on disposition of assets	15,228
Increase in assets:
Accounts receivable	(54,743)
Prepaid expenses and other assets	(3,549)
Increase (decrease) in liabilities:
Accounts payable, accrued expenses, and other liabilities	2,347
Due to affiliates	(63,193)
Deferred revenue	21,232

Net cash provided by operating activities	1,469,881

Cash flows from investing activities:
Net cash used in investing activities—additions to hotel properties	(184,427)

Cash flows from financing activities:
Deferred financing costs	(50,043)
Principal payments on long-term debt	(4,552,592)
Proceeds from long-term debt	3,744,995
Distributions	(279,891)

Net cash used in financing activities	(1,137,531)

Net increase in cash and cash equivalents	147,923
Cash and cash equivalents, beginning of year	281,474

Cash and cash equivalents, end of year	$429,397

Additional information:
Interest paid	$1,767,685

See accompanying notes to combined financial statements.

SAVANNAH SUITES AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

DECEMBER 31, 2005

(7)	Organization and Summary of Significant Accounting Policies

(a)	Basis of Presentation

These financial statements present the combined balance sheets and the related combined statements of operations, owners’ equity (deficit), and cash flows for the year ended December 31, 2005 of three properties held in individual S Corporations and four properties held in individual limited liability companies under contract for sale (the Properties). The Properties all do business as “Savannah Suites” and are affiliated by common ownership.

The affiliated entities owning the Properties (the Owners) and their locations are shown below:

Owners	Location
Augusta, Inc.—d/b/a Savannah Suites	Augusta, Georgia
Chamblee, Georgia, LLC—d/b/a Savannah Suites	Chamblee, Georgia
Greenville Hotel, LLC—d/b/a Savannah Suites	Greenville, South Carolina
Jonesboro Hotel, Inc.—d/b/a Savannah Suites	Jonesboro, Georgia
Pine Street, LLC—d/b/a/ Savannah Suites	Atlanta, Georgia
Memorial, LLC—d/b/a Savannah Suites	Stone Mountain, Georgia
Savannah Georgia, Inc.—d/b/a Savannah Suites	Savannah, Georgia

(b)	Organization and Nature of Business

As of December 31, 2005, each Owners’ principle asset is an extended stay hotel. Six of the hotels are located in Georgia and one in South Carolina.

The limited liabilities companies located in Georgia are organized under the laws of Georgia. The extended stay hotels are managed by Guest House Inn Corp. The shareholders of Guest House Inn Corp. are the majority shareholders in the Owners.

(c)	Principles of Combination

All significant intercompany balances and transactions have been eliminated in the combined financial statements.

(d)	Investment in Hotel Properties

Hotel properties to be held and used in operations are recorded at cost.

Costs of significant improvements, replacements, renovations to furniture, and equipment purchases for hotel properties are capitalized, while costs of maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 39 years for buildings and 7 years for furniture, fixtures, and equipment. Leasehold interests are amortized over the remaining life of the lease.

If events or circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

(e)	Accounts Receivable

The allowance for uncollectible receivables is estimated based on the history of uncollectible accounts receivable and analysis of current aging.

SAVANNAH SUITES AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

DECEMBER 31, 2005

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash and various highly liquid investments with original maturities of three months or less when acquired that are carried at cost, which approximates fair value.

(g)	Deferred Financing Costs

Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest expense over the term of the related loan using the effective interest method.

(h)	Revenue Recognition

Revenues from the operations of the hotel properties are recognized when earned.

(i)	Land Lease

Land lease payments and receipts increase annually and are recognized as expense on a straight-line basis over the term of the lease.

(j)	Financial Instruments

Fair values of financial instruments approximate their carrying values in the combined financial statements.

(k)	Income Taxes

The Owners are either an S Corporation or a limited liability company, which are taxed similar to a partnership. As such, in lieu of corporate income tax, the shareholders or members of the Owners are taxed on their proportionate share of the Owners’ income (loss). Accordingly, no provision for income taxes has been made in the accompanying combined financial statements.

(l)	Concentration of Credit Risk

From time to time, the Properties maintain cash balances at commercial banks in excess of federally insured limits.

(m)	Estimates

The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(8)	Investments in Hotel Properties

Investments in hotel properties consisted of the following at December 31, 2005:

Land	$3,436,785
Buildings and improvements	17,179,172
Furniture and equipment	3,297,540
Leasehold interest	591,800

24,505,297
Less accumulated depreciation	5,794,609

Investment in hotel properties	$18,710,688

SAVANNAH SUITES AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

DECEMBER 31, 2005

(9)	Long-term Debt

Long-term debt as of December 31, 2005 is summarized as follows:

Mortgage loan payable by Chamblee Georgia, LLC to Flag Bank, evidenced by a promissory note dated March 1, 2002 in the amount of approximately $4.3 million. The note bears interest at 7% per annum. Monthly principal and interest payments are payable through maturity on December 15, 2007, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Chamblee Georgia, LLC.	$4,109,971

Mortgage loan payable by Pine Street, LLC to Colonial Bank, evidenced by a promissory note dated April 10, 2001 in the amount of $4.8 million amortized over 20 years. The note bears interest at a variable rate of 50 basis points over the base rate of the holder. Monthly principal and interest payments were payable through maturity on April 10, 2005, at which point the remaining principal and accrued interest were due. This note was replaced by a renewal note for the outstanding balance of approximately $4.5 million at December 14, 2005 at a fixed rate of 6.67% per annum. The monthly principal and interest payments of $33,851 are payable through maturity on January 10, 2008, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Pine Street, LLC.

4,479,903

Mortgage loan payable by Augusta, Inc. to Empire Financial Services, Inc., evidenced by a promissory note dated April 30, 2003 in the amount of $3.6 million amortized over 20 years. The note bears a variable interest rate adjustable annually at 100 basis points over the “prime rate” with a “floor” at 7%. The interest rate at December 31, 2005 was 7.25%. Monthly principal and interest payments are payable through maturity in May 2010, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Augusta, Inc.	3,369,208

Mortgage loan payable by Jonesboro Hotels, Inc. to Empire Financial Services, Inc., evidenced by a promissory note dated April 25, 2002 in the amount of approximately $ 3.5 million amortized over 17 years. The note bears a variable interest rate adjustable annually at 100 basis points over the “prime rate” with a “floor” at 7%. The interest rate at December 31, 2005 was 7.25%. Monthly principal and interest payments are payable through maturity in May 2009, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Jonesboro Hotels, Inc.

3,057,412
Mortgage loan payable by Greenville Hotel, LLC. to Regions Bank, evidenced by a promissory note dated December 13, 2002 in the amount of approximately $2.2 million. The note bears a variable interest rate adjustable annually at 235 basis points over LIBOR. The interest rate at December 31, 2005 was 7.35%. Monthly principal and interest payments of $ 15,893 are payable through maturity on December 13, 2007, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Greenville Hotel, LLC.	1,987,406

Mortgage loan payable by Greenville Hotel, LLC to Flag Bank, evidenced by a promissory note dated December 13, 2002 in the amount of approximately $1.4 million. The note bears a variable interest rate adjustable annually at 175 basis points over the “prime rate.” The interest rate at December 31, 2005 is 9%. Monthly principal and interest payments of $12,447 are payable through maturity on November 2024, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Greenville Hotel, LLC.	1,276,439

SAVANNAH SUITES AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

DECEMBER 31, 2005

Mortgage loan payable by Memorial, LLC to Colonial Bank, N.A. evidenced by a promissory note dated September 15, 2000 in the amount of approximately $4 million amortized over 20 years. The note bore interest at a variable rate of 50 basis points over the base rate of the holder. Monthly principal and interest payments were payable through maturity on September 15, 2004, at which point the remaining principal and accrued interest were due. This note was replaced by a renewal note mortgage loan payable by Memorial, LLC to Colonial Bank, N.A. evidenced by a promissory note dated January 4, 2005 in the amount of approximately $3.7 million. The note bears a variable interest rate of 50 basis points over the “Colonial Bank, N.A. Base Rate.” The interest rate at December 31, 2005 was 7.25%. Monthly principal payments of $17,338 plus accrued interest payments are payable through maturity on December 4, 2007, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Memorial, LLC.

3,554,277

Mortgage loan payable by Savannah Georgia, Inc. to Empire Financial Services, Inc., evidenced by a promissory note dated July 11, 2002 in the amount of approximately $3.6 million amortized over 17 years. The note bears interest at a variable rate of 100 basis points over “prime” with a “floor” of 7%. The interest rate at December 31, 2005 is 7.75%. Monthly principal and interest payments of approximately $30,000 are payable through maturity on August 2009, at which point the remaining principal and accrued interest are due. The loan is collateralized by the building and improvements of Savannah Georgia, Inc.

3,160,281

Total long-term debt	$24,994,897

All mortgage loans above are guaranteed by Brian McCarthy and Thelma Wilke, principle shareholders and members of the Owners.

Aggregate annual principal payments for the next five years and thereafter are as follows:

2006	$880,398
2007	9,856,343
2008	4,721,386
2009	5,483,769
2010	2,964,362
Thereafter	1,088,639

$24,994,897

Management estimates that the fair values of the Properties’ outstanding long-term debt approximate their carrying values due to the fact that they bear interest at rates similar to those available to them in the market place for similar instruments.

(10)	Related-Party Transactions

The Properties are managed by Guest House Inn Corp. Guest House Inn Corp.’s shareholders are the majority owners of the Properties.

No written management agreement exists between the Properties and Guest House Inn Corp. A management fee is paid by the Properties each month based on 7% of total revenue. The management fees incurred for the year ended December 31, 2005 and the related management fees payable at December 31, 2005 were $598,178 and $222,352, respectively. Of the $222,352 management fees payable at December 31, 2005, $100,000 has been outstanding since December 31, 2003.

Guest House Inn Corp. provides staffing and negotiates insurance for the hotels on a combined basis. These expenses, as well as other miscellaneous expenses, are paid by Guest House Inn Corp. and reimbursed by the Properties each month.

SAVANNAH SUITES AFFILIATED PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS OF SEVEN AFFILIATED

PROPERTIES UNDER CONTRACT FOR SALE—(CONTINUED)

DECEMBER 31, 2005

During 2005, the Properties recognized payroll and insurance expense of $1,166,070 and $202,117, respectively. At December 31, 2005, payroll expense of $52,700 was payable to Guest House Inn Corp. and $80,977 of future insurance costs was reflected in prepaid expenses.

(11)	Commitments and Contingencies

In March of 2001, Pine Street, LLC assumed lessee responsibilities under an existing land lease in Atlanta, Georgia from the original lessee, Peachtree Road-Biscayne, Inc. The lease requires monthly payments of $1,100 increasing to $1,500 by the end of the term, November 2067. Pine Street, LLC also assumed an existing cell tower lease and receives annual rental payments of $11,858 through June 2010.

The obligation for the rental under the noncancelable operating lease, net of the sublease receipts, is as follows:

	Lease rents	Sublease receipts	Net payments
2006	$13,200	11,858	1,342
2007	13,200	11,858	1,342
2008	13,200	11,858	1,342
2009	13,200	11,858	1,342
2010	13,200	5,929	7,271
Thereafter	906,800	—	906,800

Total	$972,800	53,361	919,439

Rent expense for the year ended December 31, 2005 was $15,501.

(12)	Subsequent Event

On August 18, 2006, Supertel Limited Partnership acquired six of the Properties, excluding the Pine Street, LLC property for a total purchase price of $27,650,000.

In June 2006, an intent to purchase agreement for the remaining Pine Street, LLC property was executed with Supertel Limited Partnership for a purchase price of $5,350,000. The sale is due to close in November 2006.

MOA HOSPITALITY, INC.

PROPERTIES UNDER CONTRACT FOR SALE

COMBINED FINANCIAL STATEMENTS

AUGUST 31, 2006

(UNAUDITED)

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED BALANCE SHEET

AUGUST 31, 2006

(UNAUDITED)

Assets
Investment in hotel properties	$20,799,596
Less accumulated depreciation	7,581,178

Investment in hotel properties, net	13,218,418
Cash and cash equivalents	20,796
Accounts receivable, net of allowance for uncollectible accounts of $16,053	87,592
Deferred costs, net	60,891
Prepaid expenses and other assets	105,920
Deferred tax asset	30,094

Total assets	$13,523,711

Liabilities and Owners’ Equity in Properties
Liabilities:
Accounts payable	$183,594
Accrued expenses and other liabilities	429,778
Share of long-term debt	5,368,127

Total liabilities	5,981,499

Owners’ equity in properties	7,542,212

Total liabilities and owners’ equity in properties	$13,523,711

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED AUGUST 31, 2006

(UNAUDITED)

Revenue:
Room rentals and other hotel services	$3,580,644
Other	114,050

Total revenues	3,694,694

Expenses:
Hotel and property operations	1,654,515
General and administrative	319,460
Depreciation and amortization	368,578

Total expenses	2,342,553

Earnings before interest expense	1,352,141
Interest expense	313,352

Earnings before income tax expense	1,038,789
Income tax expense	402,640

Net earnings	$636,149

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED STATEMENT OF OWNERS’ EQUITY IN PROPERTIES

SIX MONTHS ENDED AUGUST 31, 2006

(UNAUDITED)

Balance February 28, 2006	$6,613,351
Net earnings	636,149
Contributions from owners	1,902,866
Distributions to owners	(1,610,154)

Balance August 31, 2006	$7,542,212

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED STATEMENT OF CASH FLOWS

SIX MONTHS ENDED AUGUST 31, 2006

(UNAUDITED)

Cash flows from operating activities:
Net earnings	$636,149
Adjustments to reconcile net earnings to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	368,578
Bad debt expense	(336)
Deferred income taxes	16,730
Interest and income taxes allocated by owners	699,262
(Increase) decrease in assets:
Accounts receivable	(13,540)
Prepaid expenses and other assets	6,484
Increase (decrease) in liabilities:
Accounts payable	(145,639)
Accrued expenses and other liabilities	159,971

Net cash provided by operating activities	1,727,659

Cash flows from investing activities:
Additions to hotel properties	(125,677)

Cash flows from financing activities:
Distributions to owners	(1,610,154)

Net decrease in cash and cash equivalents	(8,172)
Cash and cash equivalents, beginning of period	28,968

Cash and cash equivalents, end of period	$20,796

Noncash activities:
Interest and income tax allocated by owners	$699,262
Decrease in share of long-term debt	1,203,604
Contributions from owners	1,902,866

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS

AUGUST 31, 2006

(UNAUDITED)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Basis of Presentation

These financial statements present the combined balance sheets and the related combined statements of operations, owners’ equity in properties, and cash flows for the six months ended August 31, 2006 of five properties held in a limited liability company under contract for sale (the Properties).

Motels of America, L.L.C. (the LLC), a limited liability company, owns all of the Properties. The LLC is 99% owned by MOA Star Corp. and 1% owned by MOA Investor Corp., its managing member. Both MOA Star Corp. and MOA Investor Corp. are wholly owned subsidiaries of MOA Hospitality, Inc. (MOA).

The Properties are operated pursuant to franchise agreements with Super 8 Motels, Inc. (Super 8) and Choice Hotels, Inc. (Comfort Inn) as follows:

Location	Franchise
Billings, MT	Super 8
Boise, ID	Super 8
Columbus, GA	Super 8
Ellsworth, ME	Comfort Inn
Terre Haute, IN	Super 8

(b)	Organization and Nature of Business

As of August 31, 2006, each of the Properties is a limited service hotel and are managed by MOA.

The LLC is organized under the laws of Delaware and has made an election with the IRS to be taxed as a C Corporation.

(c)	Principles of Combination

All significant intercompany balances and transactions have been eliminated in the combined financial statements.

(d)	Investments in Hotel Properties

The operating properties are stated at cost less accumulated depreciation. Operating properties, excluding land, are depreciated using the straight-line method over the estimated useful lives of the assets (buildings—40 years; furniture and equipment—7 years).

Maintenance and repair costs are expensed as incurred, while significant improvements, replacements and major renovations are capitalized.

If events or circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

(e)	Cash and Cash Equivalents

Cash and cash equivalents represent liquid assets with a maturity of three months or less when acquired that are carried at cost, which approximates fair value.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)

AUGUST 31, 2006

(UNAUDITED)

(f)	Accounts Receivable

The allowance for uncollectible receivables is estimated based on the history of uncollectible accounts receivable and analysis of current aging. It is the Properties’ policy to reserve for all accounts receivable balances over 90 days old and also to reserve for any other specific accounts receivable that is determined to be uncollectible.

(g)	Deferred Costs

Franchise costs are amortized over the life of the related agreement.

(h)	Revenue Recognition

Room revenues and other revenues derived from the operation of lodging facilities are recognized when earned.

(i)	Income Taxes

Income taxes are the responsibility of the LLC, not the Properties. However, in order to provide a true representation of the historical operations of the Properties, the combined financial statements have been presented as if the Properties themselves were taxable entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)	Financial Instruments

Fair values of financial instruments approximate their carrying values in the combined financial statements.

(k)	Estimates

The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(2)	Investment in Hotel Properties

The major classes of operating properties, at cost, are as follows:

Land	$2,265,239
Buildings	13,532,402
Furniture and equipment	5,001,955

20,799,596
Less accumulated depreciation	7,581,178

Investment in hotel properties	$13,218,418

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)

AUGUST 31, 2006

(UNAUDITED)

(3)	Share of long-term debt

On August 28, 2003, the LLC obtained a mortgage note for $137.25 million secured by all (approximately 90) of the LLC’s properties. The loan bears interest at LIBOR (London Interbank Offered Rate) plus 5% (an effective rate of 10.375% at August 31, 2006) with a floor of 7.5%, matures September 13, 2008, and stipulates that aggregate net proceeds in excess of $2.5 million from the sale of the collateral properties must be applied as principal reductions on the loan. The loan has a requirement for cumulative mandatory principal reductions of $60 million by September 13, 2004, $90 million by September 13, 2005 and $112.5 million by September 13, 2006. At August 31, 2006, the outstanding loan balance of $15,046,358 was secured by 15 properties owned by the LLC, including the five under contract for sale presented in these combined financial statements. The debt is guaranteed by both Paul F. Wallace, CEO of MOA Hospitality, Inc., and MOA Hospitality, Inc.

The LLC allocates the outstanding loan balance and the associated interest to each property using a ratio of the carrying value, before depreciation, of each individual collateral property to the carrying value, before depreciation, of all the collateral properties securing the loan. The allocation of principal and interest is not necessarily indicative of the loan amount or interest expense that would have resulted had the properties been financed individually.

Management estimates that the fair value of the outstanding long-term debt approximates its carrying value due to the fact that it bears interest at a rate similar to that available to them in the marketplace for similar instruments.

(4)	Deferred Costs

Deferred franchise fees, at August 31, 2006, consist of the following:

Franchise fees	$161,484
Less accumulated amortization	100,593

Net deferred franchise fees	$60,891

Amortization expense for the six months ended August 31, 2006 was $4,326.

(5)	Income Taxes

Income tax expense consists of:

	Current	Deferred	Total
U.S. federal	$312,040	13,528	325,568
State and local	73,870	3,202	77,072

	$385,910	16,730	402,640

Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

Computed “expected” income tax expense	$353,188
Increase in income taxes resulting from:
State income taxes, net of federal income tax effect	71,624
Other, net	(22,172)

$402,640

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)

AUGUST 31, 2006

(UNAUDITED)

The deferred tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes are as follows:

Deferred tax assets:
Investment properties, principally due to depreciation and purchase accounting adjustments	$22,057
Impairment losses and reserves	9,019

Total deferred tax assets	31,076

Deferred tax liabilities:
Other, net	(982)

Net deferred tax assets	$30,094

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the benefits of these deductible differences will be realized. There is no valuation allowance at August 31, 2006.

(6)	Related-Party Transactions

The Properties are managed by MOA Hospitality, Inc., under a management agreement between Motels of America, LLC and MOA Hospitality, Inc., renewable on an annual basis. A management fee is paid by the hotels each month based on 4% of total revenue. The management fees recognized for the six months ended August 31, 2006 are $147,788; there was no management fee payable at August 31, 2006.

MOA Hospitality, Inc. provides staffing and negotiates insurance for the Properties on a combined basis. However, all invoices, including the staffing and insurance invoices, are paid by the central LLC disbursement account.

Payments for principal and interest on long-term debt and income tax expense are not the direct responsibility of the Properties, but rather the owners; as such, the decrease in the Properties’ share of long-term debt and the interest and income tax expense recorded in these combined financial statements have been presented as contributions from the owners.

(7)	Subsequent Event

On November 10, 2006, Supertel Limited Partnership contracted to purchase the Properties for a total purchase price of $24 million.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED FINANCIAL STATEMENTS

FEBRUARY 28, 2006

(WITH INDEPENDENT AUDITORS’ REPORT THEREON)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Supertel Hospitalities, Inc.:

We have audited the accompanying combined balance sheet of MOA Hospitality, Inc. Properties Under Contract for Sale (the Properties) as of February 28, 2006, and the related combined statements of operations, owners’ equity in properties, and cash flows for the year then ended. These combined financial statements are the responsibility of the Properties management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of MOA Hospitality, Inc. Properties Under Contract for Sale as of February 28, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska

November 16, 2006

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED BALANCE SHEET

FEBRUARY 28, 2006

Assets
Investment in hotel properties	$20,673,919
Less accumulated depreciation	7,216,926

Investment in hotel properties, net	13,456,993
Cash and cash equivalents	28,968
Accounts receivable, net of allowance for uncollectible accounts of $16,389	73,715
Deferred costs, net	65,217
Prepaid expenses and other assets	112,405
Deferred tax asset	46,824

Total assets	$13,784,122

Liabilities and Owners’ Equity in Properties
Liabilities:
Accounts payable	$329,233
Accrued expenses and other liabilities	269,806
Share of long-term debt	6,571,732

Total liabilities	7,170,771

Owners’ equity in properties	6,613,351

Total liabilities and owners’ equity in properties	$13,784,122

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED STATEMENT OF OPERATIONS

YEAR ENDED FEBRUARY 28, 2006

Revenue:
Room rentals and other hotel services	$5,862,449
Other	209,955

Total revenues	6,072,404

Expenses:
Hotel and property operations	2,944,799
General and administrative	657,241
Depreciation and amortization	716,527

Total expenses	4,318,567

Earnings before interest expense	1,753,837
Interest expense	620,473

Earnings before income tax expense	1,133,364
Income tax expense	444,994

Net earnings	$688,370

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED STATEMENT OF OWNERS’ EQUITY IN PROPERTIES

YEAR ENDED FEBRUARY 28, 2006

Balance February 28, 2005	$6,046,621
Net earnings	688,370
Contributions from owners	2,099,688
Distributions to owners	(2,221,328)

Balance February 28, 2006	$6,613,351

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

COMBINED STATEMENT OF CASH FLOWS

YEAR ENDED FEBRUARY 28, 2006

Cash flows from operating activities:
Net earnings	$688,370
Adjustments to reconcile net earnings to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	716,527
Bad debt expense	9,191
Deferred income taxes	33,460
Interest and income taxes allocated by owners	1,032,007
(Increase) decrease in assets:
Accounts receivable	(1,125)
Prepaid expenses and other assets	(4,693)
Increase (decrease) in liabilities:
Accounts payable	102,120
Accrued expenses and other liabilities	5,775

Net cash provided by operating activities	2,581,632

Cash flows from investing activities:
Additions to hotel properties	(382,642)
Cash flows from financing activities:
Distributions to owners	(2,221,328)

Net decrease in cash and cash equivalents	(22,338)
Cash and cash equivalents, beginning of year	51,306

Cash and cash equivalents, end of year	$28,968

Noncash activities:
Interest and income tax allocated by owners	$1,032,007
Decrease in share of long-term debt	1,067,681
Contributions from owners	2,099,688

See accompanying notes to combined financial statements.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS

FEBRUARY 28, 2006

(1)	Organization and Summary of Significant Accounting Policies

(a)	Basis of Presentation

These financial statements present the combined balance sheets and the related combined statements of operations, owners’ equity in properties, and cash flows for the year ended February 28, 2006 of five properties held in a limited liability company under contract for sale (the Properties).

Motels of America, L.L.C. (the LLC), a limited liability company, owns all of the Properties. The LLC is 99% owned by MOA Star Corp. and 1% owned by MOA Investor Corp., its managing member. Both MOA Star Corp. and MOA Investor Corp. are wholly owned subsidiaries of MOA Hospitality, Inc. (MOA).

The Properties are operated pursuant to franchise agreements with Super 8 Motels, Inc. (Super 8) and Choice Hotels, Inc. (Comfort Inn) as follows:

Location	Franchise
Billings, MT	Super 8
Boise, ID	Super 8
Columbus, GA	Super 8
Ellsworth, ME	Comfort Inn
Terre Haute, IN	Super 8

(b)	Organization and Nature of Business

As of February 28, 2006, each of the Properties is a limited service hotel and are managed by MOA.

The LLC is organized under the laws of Delaware and has made an election with the IRS to be taxed as a C Corporation.

(c)	Principles of Combination

All significant intercompany balances and transactions have been eliminated in the combined financial statements.

(d)	Investment in Hotel Properties

The operating properties are stated at cost less accumulated depreciation. Operating properties, excluding land, are depreciated using the straight-line method over the estimated useful lives of the assets (buildings—40 years; furniture and equipment—7 years).

Maintenance and repair costs are expensed as incurred, while significant improvements, replacements and major renovations are capitalized.

If events or circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

(e)	Cash and Cash Equivalents

Cash and cash equivalents represent liquid assets with a maturity of three months or less when acquired that are carried at cost, which approximates fair value.

(f)	Accounts Receivable

The allowance for uncollectible receivables is estimated based on the history of uncollectible accounts receivable and analysis of current aging. It is the Properties’ policy to reserve for all accounts receivable balances over 90 days old and also to reserve for any other specific accounts receivable that is determined to be uncollectible.

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)

FEBRUARY 28, 2006

(g)	Deferred Costs

Franchise costs are amortized over the life of the related agreement.

(h)	Revenue Recognition

Room revenues and other revenues derived from the operation of lodging facilities are recognized when earned.

(i)	Income Taxes

Income taxes are the responsibility of the LLC, not the Properties. However, in order to provide a true representation of the historical operations of the Properties, the combined financial statements have been presented as if the Properties themselves were taxable entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)	Financial Instruments

Fair values of financial instruments approximate their carrying values in the combined financial statements.

(k)	Estimates

The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(2)	Investment in Hotel Properties

The major classes of operating properties, at cost, are as follows:

Land	$2,265,239
Buildings	13,495,503
Furniture and equipment	4,913,177

20,673,919
Less accumulated depreciation	7,216,926

Investment in hotel properties	$13,456,993

(3)	Share of Long-term Debt

On August 28, 2003, the LLC obtained a mortgage note for $137.25 million secured by all (approximately 90) of the LLC’s properties. The loan bears interest at LIBOR (London Interbank Offered Rate) plus 5% (an effective rate of 9.625% at February 28, 2006) with a floor of 7.5%, matures September 13, 2008, and stipulates that aggregate net proceeds in excess of $2.5 million from the sale of the collateral properties must be applied as principal reductions on the loan. The terms of the loan require cumulative mandatory principal reductions of $60 million by September 13, 2004,

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)

FEBRUARY 28, 2006

$90 million by September 13, 2005, and $112.5 million by September 13, 2006. At February 28, 2006, the outstanding loan balance of $19,030,797 was secured by 19 properties owned by the LLC, including the five under contract for sale presented in these combined financial statements. The debt is guaranteed by both Paul F. Wallace, CEO of MOA Hospitality, Inc., and MOA Hospitality, Inc.

The LLC allocates the outstanding loan balance and the associated interest to each property using a ratio of the carrying value, before depreciation, of each individual collateral property to the carrying value, before depreciation, of all the collateral properties securing the loan. The allocation of principal and interest is not necessarily indicative of the loan amount or interest expense that would have resulted had the properties been financed individually.

Management estimates that the fair value of the outstanding long-term debt approximates its carrying value due to the fact that it bears interest at a rate similar to that available to them in the marketplace for similar instruments.

(4)	Deferred Costs

Deferred franchise fees, at February 28, 2006, consist of the following:

Franchise fees	$161,484
Less accumulated amortization	96,267

Net deferred franchise fees	$65,217

Amortization expense for the year ended February 28, 2006 was $8,306.

(5)	Income Taxes

Income tax expense consists of:

	Current	Deferred	Total
U.S. federal	$332,759	27,056	359,815
State and local	78,775	6,404	85,179

	$411,534	33,460	444,994

Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

Computed “expected” income tax expense	$385,344
Increase in income taxes resulting from:
State income taxes, net of federal income tax effect	55,762
Other, net	3,888

$444,994

The deferred tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes are as follows:

Deferred tax assets:
Investment properties, principally due to depreciation and purchase accounting adjustments	$41,520
Impairment losses and reserves	6,379

Total deferred tax assets	47,899

Deferred tax liabilities:
Other, net	(1,075)

Net deferred tax assets	$46,824

MOA HOSPITALITY, INC. PROPERTIES

UNDER CONTRACT FOR SALE

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)

FEBRUARY 28, 2006

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the benefits of these deductible differences will be realized. There is no valuation allowance at February 28, 2006.

(6)	Related-Party Transactions

The Properties are managed by MOA Hospitality, Inc., under a management agreement between Motels of America, LLC and MOA Hospitality, Inc., renewable on an annual basis. A management fee is paid by the hotels each month based on 4% of total revenue. The management fees recognized for the year ended February 28, 2006 are $242,782; there was no management fee payable at February 28, 2006.

MOA Hospitality, Inc. provides staffing and negotiates insurance for the Properties on a combined basis. However, all invoices, including the staffing and insurance invoices, are paid by the central LLC disbursement account.

Payments for principal and interest on long-term debt and income tax expense are not the direct responsibility of the Properties, but rather the owners; as such, the decrease in the Properties’ share of long-term debt and the interest and income tax expense recorded in these combined financial statements have been presented as contributions from the owners.

(7)	Subsequent Event

On November 10, 2006, Supertel Limited Partnership contracted to purchase the Properties for a total purchase price of $24 million.

7,000,000 Shares of Common Stock

Prospectus

December 18, 2006

ROBERT W. BAIRD & CO.

JMP SECURITIES

FERRIS, BAKER WATTS

Incorporated

ANDERSON & STRUDWICK

Incorporated